As filed with the Securities and Exchange Commission on October 3, 2002
Registration No. 333-98785

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

KOMAG, INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3695 (Primary Standard Industrial Classification Code Number)	94-2914864 (I.R.S. Employer Identification Number)

1710 Automation Parkway

San Jose, California 95131
(408) 576-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kathleen A. Bayless

Chief Financial Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131
(408) 576-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathleen B. Bloch, Esq.
Jason P. Sebring, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of	Amount to be	Maximum Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price per Security	Offering Price(1)	Registration Fee

Common Stock, $0.01 par value	15,729,871(2)	$3.01/2.95	$47,249,397	$4,347(3)(5)

Senior Secured Notes due 2007	$138,634,300(4)	100%	$138,634,300(4)	$12,755(6)

(1)	Estimated pursuant to Rules 457(c) and 457(o) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee. See footnote (3) below.

(2)	Includes 11,796 shares of common stock issuable upon exercise of warrants.

(3)	Based on the average of the bid and asked price of our shares of common stock on the OTC Bulletin Board on August 23, 2002 with respect to 14,104,633 shares. Based on the average of the bid and asked price of our shares of common stock on the OTC Bulletin Board on September 30, 2002 with respect to 1,625,238 shares.

(4)	Of the $138,634,300 to be registered, $107,399,400 represents principal and the remainder represents interest to be paid in kind during the term of the notes. The amount reflects rounding up to the nearest hundred.

(5)	Of the total registration fee for the common stock, $3,906 was previously paid in connection with the initial filing of the registration statement.

(6)	Of the total registration fees for the notes, $12,432 was previously paid in connection with the initial filing of the registration statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 3, 2002

THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES PURSUANT TO

THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO
SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING SECURITY HOLDERS ARE
SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR
SALE IS NOT PERMITTED.

15,729,871 Shares of Common Stock

$138,634,300 of Senior Secured Notes Due 2007

         This prospectus relates to the offering of Komag Incorporated’s common stock and Senior Secured Notes due 2007, referred to as the “Senior Notes.” The selling security holders acquired these securities from us by operation of our plan of reorganization under the United States Bankruptcy Code, which became effective on June 30, 2002.

      Our common stock currently trades under the symbol “KOMG” on the Nasdaq Over the Counter Bulletin Board. On September 30, 2002, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $2.95 per share.

      The selling security holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the securities from time to time on terms to be determined at the time of sale. The selling security holders may offer the securities at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. To the extent required, the specific securities to be sold, names of the selling security holders, offering price, the names of any agents, dealers or underwriters, amount of expenses of the offering and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. The selling security holders reserve the sole right to accept and, together with their agents from time to time, to reflect in whole or in part any proposed purchase of securities to be made directly or through agents.

      The aggregate proceeds to the selling security holders from the securities will be the purchase price of those securities sold less the aggregate agents’ commissions and underwriters’ discounts, if any. We will receive no proceeds from this offering, but we will pay the expenses of this offering.

      The selling security holders and any broker-dealers, agents or underwriters that participate with them in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This investment involves risk. You should carefully consider the “Risk Factors” beginning on page 7.

The date of this prospectus is                , 2002.

PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET FOR COMMON STOCK
USE OF PROCEEDS
DIVIDEND POLICY
SELLING SECURITY HOLDERS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF THE SENIOR NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

-i-

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

Komag, Incorporated

Our Business

      We design, manufacture and market thin-film media, or disks, that are incorporated into disk drives, the primary storage devices for digital data. We believe we are the world’s largest independent manufacturer of thin-film media and are well positioned as a broad-based strategic supplier for the industry’s leading disk drive manufacturers. Our business strategy relies on the combination of advanced technology, low cost and manufacturing excellence. Disk drives incorporating thin-film disks are used wherever large amounts of data are stored, including applications such as the Internet, enterprise databases, communications systems, personal computers and consumer appliances such as peer-to-peer servers, digital video recorders, and game boxes. The cost per unit of storage has declined dramatically on an annual basis throughout the history of the disk drive industry. We believe that as the cost per unit of storage declines, new applications for disk drives will emerge, presenting growth opportunities for our industry and our company.

      We have capitalized on our technological strength in thin-film processes and our manufacturing capabilities to achieve and maintain our position as a leading independent supplier to the thin-film media market. Our technological strength stems from the depth of our understanding of materials science and the interplay between disks, heads, and other disk drive components. Our manufacturing expertise in thin-film media is evidenced by our long, uninterrupted history of delivering reliable products in high volume. We manufacture thin-film media in Malaysia, where we believe we have a significant cost advantage compared to our U.S. and Japan-based competitors.

      We are focused on meeting the needs of disk drive manufacturers with a proven record for technological leadership because we believe that these customers have the greatest ability to exploit fully the value of technologically superior disks. By working with these high-end customers and their head vendors, we aim to influence disk drive designs and earn a strong position as a supplier of disks for their products.

      The key elements of our strategy are as follows:

•	to establish and maintain leadership in high-end product technology;
•	to commit to advanced technology;
•	to strengthen collaborative relationships with leading head and disk drive manufacturers;
•	to improve advanced manufacturing processes to drive volume production;
•	to continue to improve yields and reduce cost through quality and process improvement; and
•	to further reduce our cost structure by fully utilizing our Malaysian operations.

      Increasing demand for digital data storage and low-cost, high-performance hard disk drives has resulted in growing demand for thin-film disks. Greater processing power, more sophisticated operating systems and application software, high-resolution graphics, larger databases, the Internet, and emerging demand for consumer appliances are among the developments that have required and benefited from ever higher disk drive performance at ever lower cost. We believe that our technical advances, along with those of other component suppliers, have improved the performance and storage capacity of disk drives and dramatically lowered the cost of such devices.

      In August 2001, after defaulting on our debt obligations, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. Our plan of reorganization was confirmed by the bankruptcy court on May 9, 2002. The plan became effective and we emerged from bankruptcy on June 30, 2002, which we refer to as the “Effective Date.” The plan provided for, among other things:

•	issuance of approximately 24,500,000 shares of our common stock, par value $0.01 per share (including 1,625,000 shares to be issued to employees);

•	issuance of new debt in the form of the Senior Notes as follows:

•	$85.3 million of new Cash Pay Notes that will amortize over a five-year term;
•	$43.5 million of new Pay-in-Kind Notes due with accrued interest on the fifth anniversary of the Effective Date;

•	issuance of other new debt as follows:

•	$7.0 million of subordinated Junior Secured Notes that will be due, with accrued interest, 5 1/2 years following the Effective Date;
•	$1.7 million of promissory notes;
•	a $15 million revolving credit facility; and

•	comprehensive, mutual releases with holders of more than two-thirds of the $521.6 million in allowed claims.

      See “Description of the Senior Notes” and “Description of Other Indebtedness” for a summary of the terms of the Senior Notes and the other new debt.

      The selling security holders for whom this prospectus is being filed owned prepetition debt and, by operation of our plan of reorganization, own approximately 69% of our outstanding common stock as of September 30, 2002.

      We were organized in 1983 and are incorporated in the state of Delaware. Our principal executive offices are located at 1710 Automation Parkway, San Jose, California 95131, and our telephone number is (408) 576-2000. Our web site is located at “www.komag.com.” Information contained on our web site does not constitute a part of this prospectus.

The Offering

Use of proceeds	Komag will not receive any proceeds from this offering

Nasdaq Over the Counter Bulletin Board trading symbol	“KOMG”

COMMON STOCK

Common stock offered by Komag	None

Common stock offered by selling security holders	Up to 15,729,871 shares

Common stock outstanding prior to this offering	22,826,283 shares

      The above information is based upon the number of shares outstanding as of September 30, 2002. This information excludes 1,000,000 shares of common stock reserved for issuance upon exercise of outstanding warrants.

SENIOR SECURED NOTES DUE 2007

      Below is a brief summary of the Senior Secured Notes Due 2007 referred to as the Senior Notes. For more detailed information, see “Description of the Senior Notes.”

Senior Notes offered by Komag	None

Senior Notes offered by selling security holders	$107,399,400 principal amount, which constitutes a portion of an aggregate of $128,832,000 aggregate principal amount of the Senior Notes issued by us. The aggregate amount of Senior Notes being offered by the selling security holders is $138,634,300, which includes interest to be paid in kind during the term of the Senior Notes.

Interest	The Senior Notes will have a cash pay interest component and a pay-in-kind, or PIK, interest component. We will pay interest on the cash pay portion of the Senior Notes at a rate equal to the greater of 8% per annum or 3% over the prime rate as published in The Wall Street Journal, Western Edition. We will pay interest on the PIK portion of the Senior Notes at a rate equal to 12% per annum, by increasing the principal amount of the Senior Notes with respect to which the PIK interest is paid. Interest will accrue on the Senior Notes and be payable monthly in arrears on the 15th day of each month, commencing on July 15, 2002. Interest on the Senior Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid.

Ranking	The Senior Notes will be secured obligations and:

• will be subordinated in right of payment to any debt outstanding under our new $15.0 million secured Loan and Security Agreement, which is referred to as the Exit Facility and which is further described in “Description of Other Indebtedness,” to the extent of the value of the assets securing such indebtedness; and

• will rank senior in right of payment to all of our existing and future subordinated indebtedness, including the

$7,000,000 Junior Secured Notes referred to as the Junior Notes.

As of June 30, 2002:

• we had no outstanding borrowings under the Exit Facility;

• we had a total of $128,832,800 principal amount of Senior Notes outstanding of which $107,399,400 principal amount is included in this registration statement;

• we had $7,000,000 of Junior Notes outstanding; and

• our subsidiaries had total liabilities of $27.0 million.

      See “Description of the Senior Notes” and “Description of Other Indebtedness.”

Optional Redemption	Upon notice to the holders of at least 30 days, but not longer than 60 days, we have the option to redeem all or any portion of the Senior Notes at the redemption price set forth in the “Description of the Senior Notes – Optional Redemption.”

Mandatory Redemption	In the event that, after repaying certain other indebtedness and retaining certain amounts for working capital, we receive aggregate amounts of certain capital raising proceeds and/or certain asset sale proceeds in excess of $5.0 million, we will be required to redeem the maximum principal amount of Senior Notes plus accrued interest that may be redeemed with such proceeds. See “Description of the Senior Notes – Mandatory Redemption.”

Certain Covenants	The indenture for Senior Notes contains certain covenants, which, among other things, restrict our ability and the ability of our subsidiaries to:

• permit our subsidiaries to pay us dividends or make other distributions to us;

• make loans or guarantees, subject to certain exceptions;

• issue Equity Interests (as defined in “Description of the Senior Notes”) in ourselves or our Wholly-Owned Subsidiaries;

• issue or sell debt instruments;

• consummate Asset Sales (as defined in “Description of the Senior Notes”);

• allow our Adjusted Tangible Net Worth (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Adjusted Net Working Capital (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Total Cash Debt Service Coverage Ratio (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Consolidated EBITDAR (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Capital Expenditures to exceed $30.0 million in any given year; or

• issue debt that is senior or pari passu in right of payment.

• All of these covenants are subject to important exceptions and qualifications. See “Risk Factors” and “Description of the Senior Notes.”

Risk Factors	• You should carefully consider the information set forth in the section entitled “Risk Factors” below and all other information provided to you in this document and the documents incorporated by reference in deciding whether to invest in the Senior Notes.

Ratio of Earnings to Fixed Charges	• For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes, minority interest, equity in net loss of unconsolidated companies and cumulative effect of change in accounting principle plus fixed charges. “Fixed charges” consist of interest expense incurred and the portion of rental expense under operating leases deemed by us to represent interest. Our earnings were inadequate to cover fixed charges for fiscal 1997, 1998, 1999, 2000 and 2001 by approximately $37.8 million, $337.5 million, $307.7 million, $79.6 million and $301.9 million, respectively. Our ratio of earnings to cover fixed charges for the six months ended June 30, 2002 was 645:1. Earnings for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise and the revaluation of assets and liabilities of $396.4 million in connection with the adoption of fresh-start reporting as of June 30, 2002. Also, we did not record interest on our outstanding debt during our chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before buying shares in this offering. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose part or all of your investment.

RISK RELATED TO OUR FINANCIAL POSITION AND OUR COMMON STOCK

We recently emerged from a Chapter 11 Bankruptcy Reorganization and have a history of losses.

      We sought protection under chapter 11 of the Bankruptcy Code in August 2001. We incurred net losses of approximately $283.0 million, $68.1 million, and $296.4 million during the three fiscal years ended January 2, 2000, December 31, 2000, and December 30, 2001, respectively. For the six-month period ended June 30, 2002, we incurred a $36.5 million loss before a gain of $396.4 million for extinguishment of indebtedness and revaluation of assets and liabilities for fresh-start reporting, and before a cumulative change in accounting principle loss of $47.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our equity ownership changed and a majority of our board of directors was replaced in connection with our reorganization. We cannot assure you that we will grow or achieve profitability in the near future, or at all.

We continue to be leveraged and our debt service requirements make us more vulnerable to economic downturn in the technology markets we serve or in the economy generally.

      Even after our emergence from bankruptcy, our long term debt was approximately $137.5 million as of June 30, 2002. While we believe that our future operating cash flow, together with financing arrangements, will be sufficient to finance our operating requirements, our indebtedness restricts our ability to obtain additional financing in the future and, because we may be more leveraged than some of our competitors, may place us at a competitive disadvantage. Also, the new financing facility and indentures that we entered into as part of our emergence from bankruptcy contain covenants that impose operating and financial restrictions on us. These covenants could adversely affect our ability to finance future operations, potential acquisitions or capital needs or to engage in other business activities that may be in our interest. In addition, if we cannot achieve the financial results necessary to maintain compliance with these covenants, we could be declared in default and be required to sell or liquidate our assets to repay outstanding debt.

Our historical financial information is not comparable to our current financial condition and results of operations.

      As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. We are also subject to the fresh-start reporting prescribed by generally accepted accounting principles, and our balance sheet as of June 30, 2002 reflects the application of these rules. Accordingly, our financial condition and results of operations will not be comparable to the financial condition and results of operations reflected in our historical financial statements contained in this registration statement, making it difficult to assess our future prospects based on historical performance.

The selling security holders own a large percentage of our common stock and could significantly influence all matters requiring stockholder approval.

      The selling security holders beneficially own approximately 69% in the aggregate of our outstanding common stock and together are able to significantly influence all matters requiring approval by our stockholders, including new financing, the election of directors and the approval of mergers or other business combinations. To the extent that the interests of these stockholders are different than those of other stockholders, important company decisions may not reflect the interests of all stockholders.

We expect to experience volatility in our stock price, which could negatively affect your investment.

      An investment in our common stock involves substantial risks. The stock market generally and the market for stocks of companies with lower market capitalizations, like us, in particular have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

We may be unable to list our stock on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market.

      We are currently traded on the Nasdaq Over the Counter Bulletin Board. Pursuant to our plan of reorganization, we are obligated to use commercially reasonable best efforts to list our common stock on a national securities exchange, The Nasdaq National Market or the Nasdaq Small Cap Market. Despite our efforts, we may not be able to meet the applicable listing requirements and therefore, our common stock may not become listed on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market. If our stock is not traded through a market system, it may not be liquid and we may be unable to obtain future equity financing, or use our common stock as consideration for mergers or other business combinations.

Sales of stock by the selling security holders may negatively affect the market price.

      All of the common stock being offered through this prospectus is offered solely by the selling security holders who are not restricted as to the prices at which they may sell the stock. Shares sold below the current level at which the shares of our common stock is trading may adversely affect the market price of our common stock. The outstanding shares of common stock covered by this prospectus represent approximately 69% of our outstanding shares as of September 30, 2002. This large amount of stock, if sold all at once or in blocks, could have a negative effect on the market price of our common stock.

Sales of substantial amounts of common stock in the public market or the availability of substantial amounts of such stock for sale subsequent to this offering could adversely affect the prevailing market price of our common stock.

      The approximately 14.1 million shares of common stock offered hereby will be freely tradable immediately following the effectiveness of this registration statement. All of the remaining outstanding shares of our common stock, of which there are approximately 8.7 million, are available for sale in the public market. In addition, we intend to file a registration statement covering up to 3,125,000 shares of our common stock reserved for issuance to employees under our 2002 Qualified Stock Plan and 2002 Employee Stock Purchase Plan. The shares to be issued under our stock plans will be immediately available for resale, subject to the applicable resale limitations under Rule 144 for holders that are our affiliates. See “Shares Eligible for Future Sale.”

Since emerging from bankruptcy, we have not paid any dividends on our common stock and do not anticipate doing so in the foreseeable future.

      We currently anticipate that all of our earnings, if any, will be retained for repayment of our outstanding debt and for development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility contains covenants that restrict payment of cash dividends. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

RISKS RELATED TO OUR BUSINESS

Demand for disk drives is largely tied to demand for personal computers and fluctuations in and reduced demand for personal computers may result in cancellations or reductions in demand for our product.

      Trend Focus estimates that 75% of the disks consumed during 2001 were incorporated into disk drives for the desktop personal computer market. Because of this concentration in a single market, our business is tightly linked to the success of the personal computer market. Historically, demand for personal computers has been seasonal and cyclical. During the first quarter of 2002, personal computer manufacturers announced expectations of generally flat sales for 2002. Due to the high fixed costs of our business, fluctuations in demand resulting from this seasonality and cyclicality can lead to disproportionate changes in the results of our operations. If cancellations or reductions in demand for our products continue to occur in the future, our business, financial condition, and results of operations could be seriously harmed.

Delays and cancellations of our customer orders may cause us to underutilize our production capacity, which could significantly reduce our gross margins and result in significant losses.

      Our business is characterized by high fixed costs. If there is a decrease in demand for our products, our production capacity could be underutilized, and, as a result, we may experience:

•	equipment write-offs;
•	restructuring charges;
•	reduced average selling prices for our products;
•	increased unit costs; and
•	employee layoffs.

If we are not able to attract and retain key personnel, our operations could be harmed.

      Our future success depends on the continued service of our executive officers, our highly-skilled research, development, and engineering team, our manufacturing team, and our key administrative, sales, and marketing and support personnel. Competition for skilled personnel is intense. In particular, our bankruptcy filing and our financial performance have increased the difficulty of attracting and retaining skilled engineers and other knowledgeable workers. We expect that it will continue to be difficult to attract and retain key personnel even though we have emerged from bankruptcy. We may not be able to attract, assimilate, or retain highly-qualified personnel to maintain the capabilities that are necessary to compete effectively. If we are unable to retain existing or hire key personnel, our business, financial condition, and operating results could be harmed.

There is a high concentration of customers in the disk drive market, and we receive a large percentage of our revenues from only a few customers, the loss of any of which would adversely affect our sales.

      Our customers consist of disk drive manufacturers. Given the relatively small number of disk drive manufacturers, we expect that we will continue to depend on a limited number of customers. This high customer concentration is due to the following factors:

•	the high-volume requirements of the dominant disk drive manufacturers;
•	a tendency to rely on a few suppliers because of the close interrelationship between media performance and disk drive performance;
•	the complexity of integrating components from a variety of suppliers; and
•	the increases in storage densities which have led to decreases in the platter count per drive. With lower platter counts, disk drive manufacturers with captive disk manufacturing operations have excess capacity and they rely less on independent sources of media, such as our company.

      In the first six months of 2002, 62% of our sales were to Western Digital and 30% were to Maxtor. During fiscal 2001, 59% of our sales were to Western Digital and 27% were to Maxtor. In fiscal 2000, 50% of our sales were to Western Digital, 28% were to Maxtor, and 17% were to Seagate Technology. If our customers reduce their media requirements or develop capacity to produce thin-film disks for internal use, our sales will be reduced. As a result, our business, financial condition and operating results could suffer.

If we are unable to successfully compete in the highly competitive thin-film media industry, we may not be able to gain additional market share or we may lose our existing market share, and our operating results would be harmed. The imbalance between demand and supply has further intensified competition in the industry.

      The market for our products is highly competitive, and we expect competition to continue in the future. Competitors in the thin-film disk industry fall mainly into two groups: Asian based manufacturers and U.S. captive manufacturers. Our Asian based competitors include Fuji Electric, Mitsubishi Chemical Corporation, Trace Storage, Showa Denko, and Hoya. The U.S. captive manufacturers include the disk media operations of Seagate Technology, IBM and Maxtor. Many of these competitors have greater financial resources than we have. If we are not able to compete successfully in the future, we would not be able to gain additional market share for our products, or we may lose our existing market share, and our operating results could be harmed.

      In 2002 to date, as in 2001 and 2000, media supply exceeded media demand. As independent suppliers like our company struggled to utilize their capacity, the excess media supply caused average selling prices for disk products to decline. Pricing pressure on component suppliers has also been compounded by high consumer demand for inexpensive personal computers and consumer devices. Further, structural changes in the disk media industry, including business combinations, failures, and joint venture arrangements, may be required before media supply and demand are in balance. However, structural changes would intensify the competition in the industry, which will continue to put pressure on our profit margin.

Price competition may force us to lower our prices and our revenues and gross margins will suffer.

      We face fierce price competition in the disk media industry. Continued high levels of competition have continued to put downward pressure on prices per unit. We may be forced to lower our prices or add new products and features at lower prices to remain competitive, and we may otherwise be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices would reduce our ability to generate revenue, and our gross margin would suffer. If we fail to mitigate the effect of these pressures through reducing the price of our products or changing our product mix, our business, financial condition and results of operations could be adversely affected.

If we are not able to fund our business with cash generated by operations or raise future capital we may be forced to reduce or suspend operations.

      The disk media business has historically been capital-intensive, and we believe that in order to remain competitive, we will likely have to make continued investments over the next several years for capital expenditures, working capital and research and development. If we do not meet our projections for expense and cost reductions we may be unable to continue to invest at necessary levels. If we cannot raise additional funds required by our business, we may be forced to reduce or suspend operations.

Because our products require a lengthy sales cycle with no assurance of high volume sales, we may expend financial and other resources without a return.

      With short product life cycles and rapid technological change, we must qualify new products frequently, and we must also achieve high volume production and sales rapidly. Hard disk drive programs have increasingly become “bimodal” in that a few programs are high-volume and the remaining programs are relatively small in terms of volume. Supply and demand balance can change quickly from customer to customer and from program to program. Further, qualifying thin-film disks for incorporation into a new disk drive product requires us to work extensively with the customer and the customer’s other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with our senior management, before making a purchasing decision. Accordingly, our products typically have a lengthy sales cycle, which can range from 6 to 12 months. During this time we may expend substantial financial resources and management time and effort, while not being sure that a sale will result, or that our share of the program ultimately will result in high-volume production. To the extent we expend significant resources to qualify products without realizing sales, our operations will suffer.

If our customers cancel orders, they may not be required to pay any penalties, and our sales could suffer.

      Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification, or rescheduling without significant penalties. As a result, if a customer cancels, modifies, or reschedules an order, we may have already made expenditures that are not recoverable, and our profitability will suffer. Furthermore, if our current customers do not continue to place orders with us, if orders by existing customers do not recover to the levels of earlier periods, or if we are unable to obtain orders from new customers, our sales and operating results will suffer.

Our customers’ internal disk operations may limit our ability to sell our product.

      Disk drive manufacturers such as Seagate Technology and IBM have large internal media manufacturing operations. During 2001 and the first half of 2002, IBM and Seagate Technology produced more than 90% of their media requirements internally, and MMC Technology supplied approximately half of Maxtor’s requirement for media. In 2001, Maxtor purchased MMC Technology. We compete with these internal operations directly, when we market our products to these disk drive companies, and indirectly, when we sell our disks to customers who must compete with vertically-integrated disk drive manufacturers. Vertically-integrated companies have the ability to keep their disk-making operations fully utilized, thus lowering their costs of production. This cost advantage contributes to the pressure on us and other independent media manufacturers to sell disks at prices so low that we have been unprofitable, and we cannot be sure when, if ever, we can achieve a low enough cost structure to return to profitability. Vertically-integrated companies are also able to achieve a large scale that supports the development resources necessary to advance technology rapidly. We may not have sufficient resources to be able to compete effectively with these companies. Therefore, our business, financial condition, and operations could suffer.

Because we depend on a limited number of suppliers, if our suppliers experience capacity constraints or production failures, our production and operating results could be harmed.

      We rely on a limited number of suppliers for some of the materials and equipment used in our manufacturing processes, including aluminum substrates, nickel plating solutions, polishing and texturing supplies, and sputtering target materials. For instance, Kobe is our sole supplier of aluminum blanks. Further, the supplier base has been weakened by the poor financial condition of the industry, and some suppliers have either exited the business or failed. Additionally, several suppliers have expressed concern about continuing to supply us because of our financial condition. Our production capacity would be limited if one or more of these materials were to become unavailable or available in reduced quantities, or if we were unable to find alternative suppliers. If our sources of materials and supplies were unavailable for a significant period of time, our production and operating results could be adversely affected.

Disk drive program life cycles are short, and disk drive programs are highly customized. If we fail to respond to our customers’ demanding requirements, we will not be able to compete effectively.

      Our industry has experienced rapid technological change, and if we are unable to timely anticipate and develop products and production technologies, our competitive position could be harmed. In general, the life cycles of recent disk drive programs have been shortening. For example, since 1999, the industry has doubled storage density annually compared to a slower pace in prior years. Additionally, media must be more customized to each disk drive program. Short program life cycles and customization have increased the risk of product obsolescence, and as a result, supply chain management, including just-in-time delivery, has become a standard industry practice. In order to sustain customer relationships and achieve profitability, we must be able to develop new products and technologies in a timely fashion that can help customers reduce their time-to-market performance, and continue to maintain operational excellence that supports high-volume manufacturing ramps and tight inventory management throughout the supply chain. If we cannot respond to this rapidly changing environment or fail to meet our customers’ demanding product and qualification requirements, we will not be able to compete effectively. As a result, we would not be able to maximize the use of our production facilities and minimize our inventory losses, and our profitability would be negatively impacted.

If we do not keep pace with rapid technological change and continue to improve the quality of, and control contamination in, our manufacturing processes, we will not be able to compete effectively and our operating results would suffer.

      Our thin-film disk products primarily serve the 3 1/2-inch hard disk drive market, where product performance, consistent quality, price, and availability are of great competitive importance. To succeed in an industry characterized by rapid technological developments, we must continuously advance our thin-film technology at a pace consistent with, or faster than, our competitors’.

      Advances in hard disk drive technology demand continually lower glide heights and higher storage densities. Over the last several years, storage density has roughly doubled each year, requiring significant improvement in every aspect of disk design. These advances require substantial on-going process and technology development. New process technologies must support cost-effective, high-volume production of thin-film disks that meet these ever-advancing customer requirements for enhanced magnetic recording performance. We may not be able to develop and implement such technologies in a timely manner in order to compete effectively against our competitors’ products and/or entirely new data storage technologies. In addition, we must transfer our technology from our U.S. research and development center to our Malaysian manufacturing operations. If we cannot advance our process technologies or do not successfully implement those advanced technologies in our Malaysian operations, or if technologies that we have chosen not to develop prove to be viable competitive alternatives, we would not be able to compete effectively. As a result, we would lose our market share and face increased price competition from other manufacturers, and our operating results would suffer.

      The manufacture of our high-performance, thin-film disks requires a tightly controlled multi-stage process, and the use of high-quality materials. Efficient production of our products requires utilization of advanced manufacturing techniques and clean room facilities. Disk fabrication occurs in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent manufacturing controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of the disks in a lot to be defective. The success of our manufacturing operations depends in part on our ability to maintain process control and minimize such impurities in order to maximize yield of acceptable high-quality disks. Minor variations from specifications could have a disproportionately adverse impact on our manufacturing yields. If we are not able to continue to improve on our manufacturing processes, our operating results would be harmed.

If we do not protect our patents and information rights, our revenues will suffer.

      It is commonplace to protect technology through patents and other forms of intellectual property rights in technically sophisticated fields. In the disk drive industry, it is common for companies and individuals to initiate actions against others in the industry to enforce intellectual property rights. Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets, and other measures, we may not be able to protect our technology adequately. Competitors may be able to develop similar technology and also may have or may develop intellectual property rights and enforce those rights to prevent us from using such technologies, or demand royalty payments from us in return for using such technologies. Either of these actions may affect our production, which would materially reduce our revenues and harm our operating results.

We may face intellectual property infringement claims that are costly to resolve, and that may divert our management’s attention.

      We have occasionally received, and may receive in the future, communications from third parties that assert violation of intellectual rights alleged to cover certain of our products or manufacturing processes or equipment. We evaluate whether it would be necessary to defend against the claims or to seek licenses to the rights referred to in such communications. In those cases, we may not be able to negotiate necessary licenses on commercially reasonable terms, or at all. Also, if we have to defend those claims, we could incur significant expenses and our management’s attention could be diverted from our other business. Any litigation resulting from such claims could have a material adverse effect on our business and financial results.

      We may not be able to anticipate claims by others that we infringe their technology or successfully defend ourselves against such claims. Similarly, we may not be able to discover significant infringements of our technology or successfully enforce our rights to our technology if we discover infringing uses by others.

Historical quarterly results may not accurately predict our future performance, which is subject to fluctuation due to many uncertainties.

      Our operating results historically have fluctuated significantly on both a quarterly and annual basis. As a result, our operating results in any quarter may not reflect our future performance. We believe that our future operating results will continue to be subject to quarterly variations based on a wide variety of factors, including:

•	timing of significant orders, order cancellations,
•	changes in our product mix and average selling prices;
•	modified, adjusted or rescheduled shipments;
•	availability of media versus demand for media;
•	the cyclical nature of the hard disk drive industry;
•	our ability to develop and implement new manufacturing process technologies;
•	increases in our production and engineering costs associated with initial design and production of new product programs;
•	the extensibility of our process equipment to meet more stringent future product requirements;
•	our ability to introduce new products that achieve cost-effective high-volume production in a timely manner, timing of product announcements, and market acceptance of new products;
•	the availability of our production capacity, and the extent to which we can use that capacity;
•	changes in our manufacturing efficiencies, in particular product yields and input costs for direct materials, operating supplies and other running costs;
•	prolonged disruptions of operations at any of our facilities for any reason;
•	changes in the cost of or limitations on availability of labor; and
•	structural changes within the disk media industry, including combinations, failures, and joint venture arrangements.

      We cannot forecast with certainty the impact of these and other factors on our revenues and operating results in any future period. Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to suffer. Because thin-film disk manufacturing requires a high level of fixed costs, our gross margins are extremely sensitive to changes in volume. At constant average selling prices, reductions in our manufacturing efficiency cause declines in our gross margins. Additionally, decreasing market demand for our products generally results in reduced average selling prices and/or low capacity utilization that, in turn, adversely affect our gross margins and operating results. Further, because we were required to implement fresh-start reporting when we emerged from Chapter 11 proceedings, our historical information prior to June 30, 2002 is significantly less meaningful.

Because we depend on our Malaysian operations, we are exposed to unavoidable risks in transmitting technology from U.S. facilities to Malaysian facilities. These risks could adversely impact our results of operations.

      During the third quarter of 1999, we announced that all media production would be consolidated into our Malaysian factories. In the fourth quarter of 2000, we decided to end the manufacture of aluminum substrates in Santa Rosa, California. Currently aluminum substrates are primarily manufactured by a Malaysian vendor. In addition, we ended production of polished disks in our Eugene, Oregon, facility in the second quarter of 2001. We acquired this facility as part of our merger with HMT Technology Corporation in October 2000. All polished disks are manufactured by our Malaysian factories. Further, in the second quarter of 2001, we transferred the manufacturing capacity of HMT’s Fremont, California, facility to Malaysia, and closed all of our U.S. media manufacturing operations, leaving us fully dependent on our Malaysian manufacturing operations.

      Technology developed at our U.S. research and development center must now be first implemented at our Malaysian facilities without the benefit of being implemented at a U.S. factory. Therefore, we rely heavily on electronic communications between our U.S. facilities and Malaysia to transfer specifications and procedures, diagnose operational issues, and meet customer requirements. If our operations in Malaysia or overseas communications are disrupted for a prolonged period for any reason, including a failure in electronic communications with our U.S. operations, the manufacture and shipment of our products would be delayed, and our results of operations would suffer.

Our foreign operations and international sales subject us to additional risks inherent in doing business on an international level that make it more costly or difficult to conduct our business.

      We are subject to a number of risks of conducting business outside of the U.S. Our sales to customers in Asia, including the foreign subsidiaries of domestic disk drive companies, account for substantially all of our net sales from our U.S. and Malaysian facilities. Our customers assemble a substantial portion of their disk drives in Asia and subsequently sell these products throughout the world. Therefore, our high concentration of Asian sales does not accurately reflect the eventual point of consumption of the assembled disk drives. We anticipate that international sales will continue to represent the majority of our net sales.

      We are subject to these risks to a greater extent than most companies because, in addition to selling our products outside the U.S., our Malaysian operations account for substantially all of our sales. Accordingly, our operating results are subject to the risks inherent with international operations, including, but not limited to:

•	compliance with changing legal and regulatory requirements of foreign jurisdictions;
•	fluctuations in tariffs or other trade barriers;
•	foreign currency exchange rate fluctuations, since certain costs of our foreign manufacturing and marketing operations are incurred in foreign currency, including purchase of certain operating supplies and production equipment from Japanese suppliers in yen-denominated transactions;
•	difficulties in staffing and managing foreign operations;
•	political, social and economic instability;
•	exposure to taxes in multiple jurisdictions;
•	local infrastructure problems or failures including but not limited to loss of power and water supply; and
•	transportation delays and interruptions.

      In addition, our ability to transfer funds from our Malaysian operations to the U.S. is subject to Malaysian rules and regulations. In 1999, the Malaysian government repealed a regulation that restricted the amount of dividends that a Malaysian company may pay to its stockholders. If not repealed, this regulation would have potentially limited our ability to transfer funds to the U.S. from our Malaysian operations. If similar regulations are enacted in the future, we may not be able to finance our U.S.-based research and development and/or repay our U.S. debt obligations.

If we are unable to control contamination in our manufacturing processes, we may have to suspend or reduce our manufacturing operations, and our operations would suffer.

      It is possible that we will experience manufacturing problems from contamination or other causes in the future. For example, if our disks are contaminated by microscopic particles, they might not be fit for use by our customers. If contamination problems arise, we would have to suspend or reduce our manufacturing operations and our operations would suffer.

The nature of our operations makes us susceptible to material environmental liabilities, which could result in significant clean-up expenses and adversely affect our financial condition.

      We are subject to a variety of federal, state, local, and foreign regulations relating to:

•	the use, storage, discharge, and disposal of hazardous materials used during our manufacturing process;
•	the treatment of water used in our manufacturing process; and
•	air quality management.

      We are required to obtain necessary permits for expanding our facilities. We must also comply with new regulations on our existing operations. Public attention has increasingly been focused on the environmental impact of manufacturing operations that use hazardous materials. If we fail to comply with environmental regulations or fail to obtain the necessary permits:

•	we could be subject to significant penalties;
•	our ability to expand or operate in California or Malaysia could be restricted;
•	our ability to establish additional operations in other locations could be restricted; or
•	we could be required to obtain costly equipment or incur significant expenses to comply with environmental regulations.

      Furthermore, our manufacturing processes rely on the use of hazardous materials and any accidental hazardous discharge could result in significant liability and clean-up expenses, which could harm our business, financial condition, and results of operations.

Downturns in the disk drive manufacturing market and related markets may decrease our revenues and margins.

      The market for our products depends on economic conditions affecting the disk drive manufacturing and related markets. Downturns in these markets may cause disk drive manufacturers to delay or cancel projects, reduce their production or reduce or cancel orders for our products. In the event of such a downturn, customers may experience financial difficulty, cease operations or fail to budget for the purchase of our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, many of our customers and potential customers have experienced declines in their revenues and operations. In addition, the terrorist acts of September 11, 2001 and subsequent terrorist activities and threats have created an uncertain economic environment and we cannot predict the impact of these events, or of any related military action, on our customers or business, particularly in light of that fact that we rely heavily on production and sales overseas. We believe that, in light of these events, some businesses may curtail or eliminate spending on technology related to our products.

We rely on a continuous power supply to conduct our business, and an energy crisis in California could disrupt our operations and increase our expenses.

      From time to time in the past, California has experienced energy shortages. An energy crisis could disrupt our research and development activities and increase our expenses. In the event of an acute power shortage, which occurs when power reserves for the State of California fall below 1.5%, California has, on occasion, implemented, and may in the future continue to implement, rolling blackouts throughout the state. We currently do not have back-up generators or alternate sources of power in the event of a blackout, and our insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our California-based facilities. This could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

      Furthermore, the regulatory changes affecting the energy industry instituted in 1996 by the California government have caused power prices to increase. Under the revised regulatory scheme, utilities were encouraged to sell their plants, which had traditionally produced most of California’s power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices increased dramatically over the past year. If wholesale prices continue to increase, our operating expenses will likely increase, as our headquarters and certain facilities are in California.

Earthquakes or other natural or man-made disasters could disrupt our operations.

      Our U.S. facilities are located in San Jose, Fremont, and Santa Rosa in California. In addition, Kobe and other Japanese suppliers of our key manufacturing supplies and sputtering machines are located in areas with seismic activity. Our Malaysian operations have been subject to temporary production interruptions due to localized flooding, disruptions in the delivery of electrical power, and, on one occasion in 1997, by smoke generated by large, widespread fires in Indonesia. If any natural or man-made disasters do occur, operations could be disrupted for prolonged periods, and our business would suffer.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods discussed below has been calculated on a consolidated basis and should be read in connection with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes, minority interest, equity in net loss of unconsolidated companies and cumulative effect of change in accounting principle plus fixed charges. “Fixed charges” consist of interest expense incurred and the portion of rental expense under operating leases deemed by us to represent interest. Our earnings were inadequate to cover fixed charges for fiscal 1997, 1998, 1999, 2000, 2001 by approximately $37.8 million, $337.5 million, $307.7 million, $79.6 million and $301.9 million, respectively. Our ratio of earnings to cover fixed charges for the six months ended June 30, 2002 was 645:1. Earnings for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of $396.4 million in connection with the adoption of fresh-start reporting as of June 30, 2002. Also, we did not record interest on our outstanding debt during our chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

MARKET FOR COMMON STOCK

      Our common stock is currently traded on the Nasdaq Over the Counter Bulletin Board. As a result, the market for our common stock is somewhat illiquid and not well developed. During the brief period of trading from July 1, 2002 until September 30, 2002, the common stock has ranged in price from a low of $2.30 per share to a high of $6.00 per share. On September 30, 2002, the last reported sale of our common stock as reported by the Nasdaq Over the Counter Bulletin Board was a price of $2.95. As of September 30, 2002, there were approximately 81 holders of record of our common stock.

USE OF PROCEEDS

      All of the shares of common stock and Senior Notes offered hereby are being offered by the selling security holders. We will not receive any of the proceeds from their sale. We estimate that expenses payable in connection with this registration statement will be approximately $210,000. There are no other material incremental expenses attributable solely to the issuance and distribution of the securities.

DIVIDEND POLICY

      We have neither declared nor paid any dividends on our shares of common stock since emerging from bankruptcy, nor did we declare or pay any dividends in the two prior fiscal years. Any decisions as to the future payment of dividends will depend on our earnings and financial position and such other factors as our board of directors deems relevant. We anticipate that we will retain earnings, if any, in order to repay our debt and finance expansion of our operations, and have no intention of declaring dividends for the foreseeable future. In addition, our credit facility and indentures contain covenants that restrict the payment of cash dividends.

SELLING SECURITY HOLDERS

      All of the securities covered by this prospectus are being offered by the selling security holders listed in the table below. No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table below.

      The selling security holders may offer and sell, from time to time, any or all of their securities. Because the selling security holders may offer all or only some portion of the securities listed below, we cannot provide any estimate as to the amount or percentage of these securities that will be held by the selling security holders upon termination of the offering.

      The following table lists:

•	The name of each selling security holder;
•	The amount of each type of offered security beneficially owned by that selling security holder before the offering;
•	The amount of securities being offered for sale by that selling security holder.

      We obtained the information in the following table from the selling security holders. This information is as of September 30, 2002. No selling security holder has held any position, office or other material relationship with us or any of our affiliates during the past three years.

			Principal and	Principal and
			Interest	Interest
	Number of	Number of	Amount of	Amount of
	Shares of	Shares of	Senior Secured	Senior Secured
	Common Stock	Common Stock	Notes Due 2007	Notes Due 2007
Name of Selling Security Holder	Owned	Offered	Owned(4)	Offered

Cerberus Partners, L.P.(1)	9,772,142	9,772,142	$96,601,100	$96,601,100
450 Park Avenue, 28th Floor
New York, New York 10022-2605

JDS Capital Management, Inc.(2)	4,146,624	4,146,624	$36,418,800	$36,418,800
780 3rd Avenue, 45th Floor
New York, New York 10017

Rutland Partners, L.P.	185,867	185,867	$2,106,400	$2,106,400
Neuberger Berman
650 Third Ave, 43rd Floor
New York, New York 10158

Citadel Equity Fund Ltd.(3)	1,912,838	1,625,238	$3,508,000	$3,508,000
c/o Citadel Limited Partnership
225 West Washington St. 9th Floor
Chicago, IL 60606-2492

(1)	As disclosed in the Schedule 13D filed by Stephen Feinberg, Stephen Feinberg exercises the sole power to vote and the sole power to direct the disposition of all of the shares of the common stock held by Cerberus Partners, L.P.

(2)	The JDS Capital Management, Inc. ownership was calculated by aggregating the ownership of the following funds: JDS Capital L.P., managed by JDS Capital Management, LLC and Dimensional Partners, Ltd., with JDS Capital Management, Inc. as a subadvisor.

(3)	The number of shares of common stock listed as owned by Citadel Equity Fund Ltd. includes shares of stock held by Citadel Credit Trading Ltd. Citadel Limited Partnership (“Citadel”) is the trading manager of each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. and consequently has voting control and investment discretion over securities held by both Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. disclaims beneficial ownership of the shares held by the other. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin disclaims beneficial ownership of the shares beneficially owned by Citadel, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd.

(4)	Includes the aggregate interest to be paid in kind during the term of the notes. The amount reflects rounding up to the nearest hundred.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data and other operating information of Komag, Incorporated. The following data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for fiscal years ended 2001, 2000 and 1999, and the consolidated balance sheet data as of fiscal year ended 2001 and 2000, are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of fiscal year ended 1999, 1998 and 1997, and the selected consolidated statement of operations data for the fiscal years ended 1998 and 1997 are derived from audited financial statements not included in this prospectus. The unaudited consolidated statement of operations data for the six months ended June 30, 2002 and July 1, 2001, and the unaudited consolidated balance sheet data at June 30, 2002, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended June 30, 2002 should not be considered indicative of results expected for the full fiscal year.

      Upon emergence from chapter 11 bankruptcy proceedings, we adopted fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7). In connection with the adoption of fresh-start reporting, the Company’s reorganization value has been allocated to its assets and liabilities on a basis which is substantially consistent with the purchase method of accounting. As such, the consolidated balance sheet as of June 30, 2002 is not comparable with those prepared prior to June 30, 2002. Consequently, the consolidated balance sheet data at June 30, 2002 is labeled “Successor Company” and reflects the effect of our reorganization plan and the associated fresh-start adjustments. Periods presented prior to June 30, 2002 have been designated “Predecessor Company.” These adjustments were reflected in the Predecessor Company’s unaudited consolidated statement of operations for the six months ended June 30, 2002, which resulted in a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of approximately $396.4 million. Note 3 to our unaudited interim consolidated financial statements, included elsewhere in this prospectus, provides a reconciliation of the Predecessor Company’s consolidated balance sheet as of June 30, 2002.

      A black line has been drawn between the accompanying consolidated balance sheet data to distinguish for accounting purposes between the Successor Company and the Predecessor Company.

Predecessor Company

						Six Months	Six Months
	Fiscal Year Ended(13)					Ended	Ended

	2001	2000	1999	1998	1997	June 30, 2002	July 1, 2001

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data
Net sales	$282,613	$358,463	$331,946	$328,883	$631,082	$111,955	$165,207
Gross profit (loss)	(2,456)	34,988	(22,709)	(62,752)	93,546	5,167	(7,474)
Restructuring/impairment charges(1)(3)(5)(6)(7)(9)(10)	57,430	5,293	187,965	187,768	52,157	4,318	43,020
Operating loss(1)(3)(5)(6)(7)(9)(10)	(146,442)	(38,295)	(291,089)	(331,919)	(37,561)	(29,812)	(97,130)
Interest expense(2)(8)	155,192	45,428	23,319	19,212	9,116	—	43,728
Other income, net(4)(11)	4,286	3,844	1,552	4,853	4,104	399,147	1,634
Reorganization costs, net	6,066	—	—	—	—	6,511	—
Income (loss) before cumulative effect of change in accounting principle(1)(2)(3)(5)(6)(7)(9)(10)(11)	$(296,395)	$(68,058)	$(283,049)	$(366,336)	$(22,103)	$359,924	$(139,977)
Cumulative effect of change in accounting principle(12)	—	—	—	—	—	(47,509)	—
Net income (loss)(1)(2)(3)(4)(5)(6)(7)(9)(10)(11)	$(296,395)	$(68,058)	$(283,049)	$(366,336)	$(22,103)	$312,415	$(139,977)
Basic and diluted income (loss) per share before cumulative effect of change in accounting principle	$(2.65)	$(0.88)	$(4.54)	$(6.89)	$(0.42)	$3.22	$(1.25)
Basic and diluted cumulative effect of change in accounting principle per share	—	—	—	—	—	(0.43)	—
Basic and diluted net income (loss) per share	$(2.65)	$(0.88)	$(4.54)	$(6.89)	$(0.42)	$2.79	$(1.25)

	Predecessor Company
	Fiscal Year Ended(13)					Successor Company

	2001	2000	1999	1998	1997	June 30, 2002

	(in thousands, except number of employees)
Consolidated Balance Sheet Data
Net property, plant and equipment, and land and buildings held for sale	$256,856	$354,873	$313,455	$470,017	$678,596	$238,267
Current portion of long-term debt	—	216,740	260,000	260,000	—	518
Long-term debt (less current portion)	—	137,545	22,891	—	245,000	136,968
Liabilities subject to compromise	516,173	—	—	—	—	—
Stockholders’ equity (deficit)	(144,939)	151,861	78,713	323,807	686,184	167,476
Total assets	$407,850	$633,061	$475,871	$694,095	$1,084,664	$350,034
Number of employees at end of period	3,789	5,334	3,488	4,086	4,738	3,618

(1)	Results of operations for 2001 included a $45.8 million impairment charge related to the write-down of land and buildings held for sale, a $4.4 million impairment charge related to manufacturing equipment no longer in service, and restructuring charges of $7.2 million primarily related to lease obligations on equipment no longer in service and additional facility closure costs.
(2)	Results of operations for 2001 included a $99.1 million interest expense charge related to accretion to bring the subordinated convertible notes up to their full face value of $230.0 million as a result of our default on payment of such notes.
(3)	Results of operations for 2000 included a net $5.3 million restructuring charge, including an $8 million charge in connection with the ceasing of our Santa Rosa manufacturing operations, plus a net $2.7 million reversal of charges previously accrued for the 1997, 1998, and 1999 restructures.
(4)	Results of operations for 2000 included a $3.8 million gain, net of expenses, resulting from the restructuring of our term debt.
(5)	Results of operations for 1999 included $143.7 million in restructuring charges and a $44.3 million impairment charge. The restructuring charges related primarily to the closing of our U.S. manufacturing operations. The impairment charge related to the write-down of goodwill was originally from the acquisition of Western Digital Corporation’s media operation.
(6)	Results of operations for 1998 included a $187.8 million restructuring charge primarily related to an asset impairment charge of $175 million. Based on analysis of our production capacity and its expectations of the media market over the remaining life of our fixed assets, we concluded that it would not be able to recover the book value of those assets.
(7)	Results of operations for 1997 included a $52.2 million restructuring charge related to the consolidation of our U.S. manufacturing operations.
(8)	In accordance with SOP 90-7, we did not record interest expense on our outstanding debt during the chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.
(9)	Results of operations for the six months ended June 30, 2002 included a $4.3 million in restructuring/impairment charges related to the closure of the KMT research and development facility.

(10)	Results of operations for the six months ended July 1, 2001 included $43.0 million in restructuring/impairment charges. $36.4 million reflected the write-down of land and buildings held for sale in Eugene, Oregon, and Fremont, California. $6.6 million reflected the recognition of lease obligations for equipment no longer in service.
(11)	Other income, net for the six months ended June 30, 2002, included $379.0 million associated with the extinguishment of debt and other liabilities subject to compromise and income of $17.3 million related to the revaluation of our assets and liabilities to their to fair values, as prescribed by fresh- start reporting in accordance with SOP 90-7.
(12)	Results of operations for the six months ended June 30, 2002 included a $47.5 million cumulative effect of change in accounting principle transitional goodwill impairment charge due to the adoption of SFAS No. 142.
(13)	Our fiscal year ends on the Sunday closest to December 31 each year.

    The following table presents selected quarterly consolidated results of our operations for each of the 10 quarters ended June 30, 2002. The information for each of these quarters is unaudited and it has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. You should read this section in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results are not necessarily indicative of the results of any future period.

	2000

	1st	2nd	3rd	4th
	Quarter	Quarter(1)	Quarter	Quarter(2)

Net sales	$79,633	$83,468	$84,169	$111,193
Gross profit	12,838	9,934	9,773	2,443
Operating income (loss)	39	(4,022)	(4,043)	(30,269)
Net loss	$(5,294)	$(6,474)	$(12,575)	$(43,715)
Basic and diluted loss per share	$(0.08)	$(0.10)	$(0.19)	$(0.40)
Number of shares used in basic and diluted per share computations	65,902	66,039	66,792	109,984

	2001

	1st	2nd	3rd	4th
	Quarter	Quarter(3)	Quarter(4)(8)	Quarter(5)(8)

Net sales	$87,856	$77,351	$59,391	$58,015
Gross profit (loss)	(5,574)	(1,900)	1,145	3,873
Operating loss	(29,519)	(67,611)	(19,754)	(29,558)
Net loss	$(51,014)	$(88,963)	$(122,292)	$(34,126)
Basic and diluted loss per share	$(0.46)	$(0.80)	$(1.09)	$(0.30)
Number of shares used in basic and diluted per share computations	111,645	111,828	111,925	111,925

	2002

	1st	2nd
	Quarter(6)(8)	Quarter(7)(8)

Net sales	$61,365	$50,590
Gross profit (loss)	6,197	(1,030)
Operating loss	(10,434)	(19,378)
Income (loss) before cumulative effect of change in accounting principle	(10,182)	370,106
Cumulative effect of a change in accounting principle	(47,509)	—
Net Income (loss)	$(57,691)	$370,106
Basic and diluted income (loss) per share before cumulative effect of change in accounting principle	$(0.09)	$3.31
Basic and diluted cumulative effect of change in accounting principle per share	$(0.43)	$—
Basic and diluted net income (loss) per share	$(0.52)	$3.31
Number of shares used in basic and diluted per share computations	111,925	111,925

(1)	Results for the second quarter of 2000 included a $3.8 million gain, net of expenses, resulting from the restructuring of our term debt.
(2)	Results for the fourth quarter of 2000 included an $8.0 million restructuring charge related to the cessation of KMT’s U.S. manufacturing operations in May 2001. Results of the fourth quarter of 2000 also included HMT’s results, reflecting the completion of the merger on October 2, 2000.
(3)	Results for the second quarter of 2001 included $36.4 million of impairment charge related to the write-down of land and buildings held for sale and other equipment no longer in service, and a $6.6 million restructuring charge pertaining to lease obligations on equipment no longer in service.
(4)	Results for the third quarter of 2001 included a $99.1 million charge to interest expense related to accretion to increase the value of the subordinated convertible notes to their full face value of $230.0 million, as a result of our default on payment of interest on such notes
(5)	Results for the fourth quarter of 2001 included a $10.4 million impairment charge related to the write-down of land and buildings held for sale, a $3.4 million impairment charge related to manufacturing equipment no longer in service, and a $0.6 million restructuring charge related to additional facility exit costs.
(6)	Results for the first quarter of 2002 included a $47.5 million charge for the cumulative effect of a change in accounting principle upon adopting SFAS 142 related to goodwill and other intangible assets. We recorded the charge retroactively in the first quarter of 2002 in accordance with SFAS 142.
(7)	Results for the second quarter of 2002 included $379.0 million recorded in other income, net for the extinguishment of debt and other liabilities subject to compromise, and $17.3 million recorded in other income related to the revaluation of our assets and liabilities to their fair values as prescribed by fresh-start reporting in accordance with SOP 90-7. Results from the second quarter of 2002 also included $4.3 million in restructuring/impairment charges related to the closure of the KMT research and development facility.
(8)	In accordance with SOP 90-7, we did not record interest expense on our outstanding debt during the chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

      Our business is characterized by capital intensity and high fixed costs, making it imperative that we sell disks in high volume. Our contribution margin per disk sold varies with changes in selling price, input material costs, and production yield. As demand for our disks increases, our total contribution margin increases proportionally, improving our financial results. Currently, we are operating substantially below our estimated production capacity due to poor market conditions. If the market improves, we should achieve better financial performance because we do not have to increase our fixed cost structure in proportion to increases in demand and resultant capacity utilization. Conversely, our financial results would deteriorate rapidly if the disk market were to worsen. Furthermore, even though we have emerged from Chapter 11 Bankruptcy proceedings, there can be no assurance that there will be improvement in our results of operations.

      Adverse conditions in the thin-film media market, which began in mid-1997, continued to impact our business throughout 1999, 2000, 2001 and the first six months of 2002. Demand for disk drives grew rapidly during the mid-1990s, and industry forecasts were for continued strong growth. Along with many of our competitors (both independent disk manufacturers and captive disk manufacturers owned by vertically integrated disk drive companies), in 1996 we committed to expansion programs and substantially increased media manufacturing capacity in 1997. In 1997, the rate of growth in demand for disk drives fell. Disk drive manufacturers abruptly reduced orders for media from independent suppliers and relied more heavily on internal capacity to supply a larger proportion of their media requirements. The media industry’s capacity expansion, coupled with the decrease in the rate of demand growth, resulted in excess media production capacity. Due to classic micro-economic forces, this excess industry capacity caused sharp declines in average selling prices for disk products as independent suppliers struggled to utilize their capacity.

      In addition to adversities caused by excess capacity, by the end of 1998, most disk drives were manufactured with advanced, magneto-resistive (MR) media and recording heads. This transition to MR and subsequently to giant magneto-resistive (GMR) components led to significant, unprecedented increases in areal density and, therefore, the amount of data that can be stored on a single disk platter. Increased storage capacity per disk allows drive manufacturers to offer lower-priced disk drives by incorporating fewer components into their disk drives. Because of this lower disk-per-drive ratio, demand for disks was relatively flat during the period from 1997 through 2001, resulting in substantial excess disk production capacity. The significant amount of captive capacity employed by certain disk drive manufacturers also continued to impair the market opportunities for independent disk suppliers such as our company.

      Because of very weak industry market conditions and continuing excess industry capacity during 2001 and through the first six months of 2002, net sales decreased by 48% from $111.2 million in the fourth quarter of 2000 to $58.0 million in the fourth quarter of 2001 and by 32% from $165.2 million in the first six months of 2001 to $112.0 million in the first six months of 2002. But as a result of the consolidation of our manufacturing operations and the significant reduction of manufacturing costs discussed above, our gross margin, operating loss, and operating loss without restructuring/impairment charges improved in the first two quarters of 2002 compared to the first two quarters of 2001.

      We have relocated all of our manufacturing operations to our Malaysian facilities and our remaining San Jose, California site is solely focused on activities related to research, process development, and product prototyping. Our selling, general, and administrative functions also remain in San Jose, California. We believe that the shift of high-volume production to our cost-advantaged Malaysian manufacturing plants has improved our overall cost structure, resulted in lower unit production costs, and improved our ability to respond to the continuing price pressures in the disk industry.

Bankruptcy and Reorganization

      On August 24, 2001, we filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The petition was filed with the United States Bankruptcy Court for the Northern District of California under case number 01-54143-JRG. On May 9, 2002, the Bankruptcy Court approved our Further Modified First Amended Plan of Reorganization, and on June 30, 2002 we emerged from bankruptcy.

      Under the plan of reorganization, all of the Company’s old common stock, as well as outstanding warrants and common stock options were cancelled. All of the Company’s pre-bankruptcy debt and certain other liabilities, totaling $521.6 million, were discharged and satisfied through several means, including: 1) cash distributions of $5.0 million; 2) the issuance of shares of new common stock; 3) the issuance of warrants to purchase shares of new common stock; 4) the issuance of $135.8 million of new cash pay notes, new paid-in-kind (PIK) notes, and new subordinated PIK notes; and 5) the issuance of $1.7 million of promissory notes. As a consequence of these events, the Predecessor Company recorded a gain of approximately $379.0 million for the six months ended June 30, 2002 related to the discharge of this debt and other liabilities.

      On June 30, 2002, the Company adopted “fresh-start” accounting principles proscribed by SOP 90-7. SOP 90-7 required the Company to establish a reorganization value upon the adoption of fresh-start reporting. The reorganization value of the pre-petition reorganized debt and other liabilities was estimated at $310.0 million, resulting in a reorganized equity and liability value of $167.5 million and $142.5 million, respectively. In addition, the fresh-start consolidated balance sheet included post-petition liabilities of approximately $44.0 million as of June 30, 2002 that were not reorganized as a result of the bankruptcy.

      Fresh-start reporting requires that the Company also record assets and liabilities at fair value upon adoption. Consequently, the Company recorded a net increase in assets and liabilities of approximately $17.3 million at June 30, 2002, including recording newly established intangible assets aggregating $12.3 million. The goodwill balance of approximately $33.9 million was renamed as “Reorganization Value in Excess of Amounts Allocable to Identifiable Assets” pursuant to SOP 90-7. The Company recorded a gain of $17.3 million as a result of the above fair value adjustments.

Six Months Ended June 30, 2002 versus Six Months Ended July 1, 2001

      Our consolidated financial statements through June 30, 2002 have been prepared on an historical cost basis. Our consolidated balance sheet at June 30, 2002 is not comparable with the historical balance sheet presented due to our adoption of “fresh-start” reporting in accordance with SOP 90-7 upon our emergence from bankruptcy.

Net Sales

      Consolidated net sales in the first half of 2002 declined by $53.2 million, from $165.2 million in the first half of 2001 to $112.0 million in the first half of 2002. The decline was driven by a 25.3% decrease in sales volume, from 23.7 million units in the first half of 2001 to 17.7 million units in the first half of 2002, and a 7.6% decrease in the average selling price, from $6.35 in the first half of 2001 to $5.87 in the first half of 2002. Net sales of substrates were $8.3 million in the first half of 2002 and $15.2 million in the first half of 2001, due to a decline in volumes purchased from a customer.

      We expect improvement in our sales volume during the second half of 2002. The improvement will depend, in part, on the rate at which our customers transition to 60GB per platter programs, and on our ability to qualify for 80 GB per platter programs.

      During the first half of 2002, 62% of our net sales were to Western Digital compared to 46% in the first half of 2001. Net sales to Maxtor in the first half of 2002 were 30%, compared to 34% in the first half of 2001. Net sales to Seagate in the first half of 2002 were 6%, compared to 11% in the first half of 2001. We expect to continue to derive a substantial portion of our sales from Western Digital and Maxtor, and from a small number of other customers. The distribution of sales among customers may vary from quarter to quarter based on the qualifications of our disks in specific customers’ drive programs, and the success of those programs in the disk drive marketplace. However, as a result of the April 1999 acquisition of Western Digital’s media operation and the related volume purchase agreement, we expect our sales to remain highly concentrated with Western Digital.

      Sales of 40GB disks and greater were 58% of net sales in the first half of 2002 compared to less than 1% of net sales in the first half of 2001. The increase was the result of the continued rapid evolution to higher storage densities.

Gross Margin

      Our overall gross margin for the first half of 2002 was 4.6% compared to a gross loss percentage of 4.5% for the first six months of 2001, an improvement of 9.1%. The improvement in the gross margin in the six month period ended June 30, 2002 compared to the same period in 2001 is due to completing the consolidation of all manufacturing into Malaysia, which resulted in significantly lower fixed costs.

      We expect to maintain our variable cost per unit at levels similar to the last three quarters while continuing to advance our technology. With all of our manufacturing now being performed in Malaysia, we expect our fixed cost per unit in the remainder of 2002 to vary based on changes in production volumes from the first half of 2002.

Operating Expenses

      Research, development, and engineering expenses of $18.8 million in the first half of 2002 were $1.7 million less than the $20.5 million in the first half of 2001. The year-over-year decrease reflected higher costs incurred in the first half of 2001 in Malaysia to qualify customer programs on equipment relocated from the U.S. HMT operations. We expect research, development, and engineering spending in the second half of 2002 to be similar to the first half of 2002.

      Selling, general, and administrative expenses of $8.3 million in the first half of 2002 were $3.8 million less than the $12.1 million incurred in the first half of 2001. The year-over-year decrease reflected significantly lower headcount and related payroll costs, lower professional fees, and lower retention bonuses. Professional fees in the first half of 2001 reflected substantial costs related to a withdrawn financial restructuring plan. The decrease in retention bonuses primarily resulted from an accrual for a lower number of weeks per person and lower headcount resulting from our closure of the U.S. HMT factories in the second quarter of 2001. We expect selling, general, and administrative spending in the second half of 2002 to be similar to the first half of 2002.

      Amortization of intangible assets was $3.6 million in the first half of 2002, compared to $14.1 million in the first half of 2001. The decrease was primarily due to the adoption of SFAS 142 as of January 1, 2002, which ceased the amortization of our goodwill balance as of that date and the completion of amortization of intangible assets related to the Western Digital volume purchase agreement in the first quarter of 2002.

      Restructuring/impairment charges were $4.3 million in the first half of 2002, compared to $43.0 million in the first half of 2001. The charges in the 2002 period reflected a $0.2 million impairment charge and a $4.1 million restructuring charge associated with the shutdown of the KMT research and development facility in Santa Rosa, California. The charges in the 2001 period included a $36.4 million write-down of land and buildings held for sale in Eugene, Oregon, and Fremont, California, and a $6.6 million charge to reflect the recognition of lease obligations for equipment no longer in service.

Interest Income and Interest Expense

      Overall interest income was $0.2 million in the first half of 2002 compared to $1.3 million of interest income in the first half of 2001. The decrease reflected significantly lower cash and cash equivalent balances, as well as lower investment interest rates.

      As a direct consequence of the chapter 11 bankruptcy filing, no interest expense was recorded in the first half of 2002. Interest expense in the first half of 2001 was $43.7 million. Assuming stable interest rates, we expect to incur interest expense of approximately $3.2 million per quarter, beginning July 1, 2002, in accordance with the new debt resulting from our Plan of Reorganization.

Other Income

      Other income for the first half of 2002 was $399.1 million compared to $1.6 million in the first half of 2001. The increase primarily reflects a gain of $379.0 million on the extinguishment of debt and other liabilities subject to compromise upon emergence from Chapter 11 bankruptcy proceedings, income of $17.3 million related to the revaluation of our assets and liabilities to their fair values as prescribed by fresh-start reporting under SOP 90-7 and a $2.4 million gain on the sale of certain idle manufacturing equipment recorded in the first quarter of 2002.

Reorganization Costs

      In connection with our Chapter 11 bankruptcy filing, we recorded reorganization costs of $6.5 million in the first half of 2002. The charges recorded included a $5.0 million adjustment to increase liabilities subject to compromise to account for the allowable amount of the Magnetic Media Development LLC (MMD) claim, and professional fees related to the bankruptcy filing and our emergence from Chapter 11 bankruptcy proceedings.

Income Taxes

      Our income tax provision of $0.7 million for the six-month period ended June 30, 2002, and $0.8 million for the six-month period ended July 1, 2001, represent foreign withholding taxes on royalty and interest payments. Our wholly-owned thin-film media operation, KMS, received a five-year extension of its initial tax holiday through June 2003, for its first plant site in Malaysia. KMS was granted an additional eight-year and ten-year tax holiday through December 2006 and 2008 for its second and third plant sites in Malaysia, respectively.

      As a result of our reorganization, as of June 30, 2002, our utilizable federal and state tax net operating losses available for carryforward were reduced and limited to approximately $163.6 million and $37.8 million, respectively. We also have utilizable federal and state tax credit carryforwards of approximately $6.7 million and $12.0 million, respectively. Our federal net operating loss carryforwards expire beginning in 2019 through 2021, and the state net operating loss carryforwards expire beginning in 2005 through 2006. Our federal R&D and AMT tax credits can be carried forward for twenty years and indefinitely, respectively, and the state R&D credit can be carried forward indefinitely. Our utilization of net operating loss and tax credit carryforwards is subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state income tax provisions. These limitations have been reflected in the carryforward amounts above. Further, utilization of pre-emergence carryforwards will not result in income tax benefits, but will reduce reorganization value in excess of identifiable assets/ goodwill until this amount on the balance sheet has been reduced to zero; thereafter, any benefit will be reported as a direct addition to additional paid-in capital.

      Due to the uncertainty of the timing and amount of future income, we continue to provide a full valuation allowance against our deferred tax assets.

Minority Interest in KMT

      In April 2002, we repurchased Kobe USA’s 20% share of KMT in exchange for certain idle assets. As a result, we held 100% of KMT as of June 30, 2002.

Equity in Unconsolidated Company

      In the first half of 2002, we recorded a loss of $2.4 million as our equity share of Chahaya’s loss. In the first half of 2001 we recorded a loss of $1.7 million, as our equity share of Chahaya’s net loss. In accordance with fresh-start reporting discussed in Note 3 to the interim unaudited consolidated financial statements, the remaining investment balance of $1.7 million was written down to its estimated fair value (to other income, net) of zero in the second quarter of 2002.

Cumulative Effect of Change in Accounting Principle

      As discussed in Note 4 to the interim unaudited consolidated financial statements, we adopted SFAS No. 142 and recorded the effects of adoption on a cumulative effect basis as of the first day of the 2002 fiscal year.

      Under SFAS No. 142, we were required to perform a transitional impairment analysis of our goodwill. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations. We have a goodwill balance of $33.9 million, which equals the reorganization value in excess of amounts allocable to net identifiable assets recorded in accordance with SOP 90-7 as of June 30, 2002, and other intangible assets of $17.6 million. In accordance with SFAS 142, goodwill will no longer be amortized, but will be subject to an impairment assessment at least annually. Of the $17.6 million in other intangible assets, $6.8 million represents in-process research and development, which will be expensed in the third quarter of 2002.

2001 versus 2000

Net Sales

      Net sales for 2001 were $282.6 million, a decrease of $75.9 million from net sales of $358.5 million in 2000. The overall weak economy and related personal computer market in 2001 negatively impacted our sales volume as well as our average selling price. Unit shipments in 2001 declined by 14% in 2001, to 43.2 million disks, versus 50.2 million in 2000. Our finished disk average selling price per unit fell to $6.16 in 2001 from $6.58 in 2000. Another factor contributing to the sales decline was a $15 million reduction in sales of partially completed disks (disk substrates) for fiscal 2001 compared with fiscal 2000.

      In 2001, Western Digital accounted for approximately 59% of net sales. Maxtor accounted for 27% of net sales, and Seagate Technology accounted for 7% of net sales. In 2000, Western Digital accounted for approximately 50% of net sales, Maxtor accounted for 28% of net sales, and Seagate Technology accounted for 17% of net sales.

      The distribution of sales among customers may vary from quarter to quarter based on the match of our product capabilities with specific disk customers’ drive programs, and the success of those programs in the disk drive marketplace. However, as a result of the April 1999 acquisition of Western Digital’s media operation and the related volume purchase agreement, our sales were highly concentrated with Western Digital.

Gross Margin

      Our overall 2001 gross loss percentage was 0.9% compared to a gross profit percentage of 9.8% in 2000, a decline of 10.7 points. The sales volume and average selling price declines, as discussed above, accounted for 6.1 points of the decline, and higher fixed manufacturing costs resulting from the HMT merger accounted for 4.6 points of the decline. By the third quarter of 2001, when the consolidation of our manufacturing operations was complete, fixed manufacturing costs returned to approximately pre-merger levels in fiscal 2000. Variable costs per unit were flat year over year in 2000 and 2001. However, variable costs per unit decreased in each successive quarter of 2001 due to lower input material costs and higher product yields. These quarter to quarter improvements resulted from the consolidation of manufacturing operations in Malaysia and continuous improvement of our manufacturing processes while qualifying and ramping new advanced disk products.

Operating Expenses

      Research, development, and engineering expenses were $39.5 million in 2001, a $4.2 million increase compared to $35.3 million in 2000. Increased R&D personnel and operating expenses were required in 2001 to support the additional engineering processes and equipment from the HMT merger, and to support our expanded efforts in advanced technology.

      Selling, general, and administrative expenses were $19.9 million in 2001, a $3.6 million increase over $16.3 million in 2000. The increase primarily reflected higher payroll and payroll related expenses, and professional service expenses associated with financial restructuring activities prior to the bankruptcy filing, which was somewhat offset by lower retention bonuses.

      In both 2001 and 2000, we recorded $10.2 million of amortization of intangibles associated with our acquisition of Western Digital’s media operation. The remaining balance of $2.6 million at December 30, 2001 was fully amortized by the end of the first quarter of fiscal 2002.

      In 2001 we recorded $16.9 million compared to $6.2 million in 2000 of amortization of intangibles associated with our merger with HMT. The increase reflects four quarters of amortization of intangibles from the HMT merger, compared to only one quarter of amortization in 2000.

      We recorded restructuring charges of $7.2 million in 2001 and $5.3 million in 2000. The $7.2 million charge for 2001 reflected additional costs associated with lease obligations on equipment no longer in service, and costs for closing the former HMT facilities. The $5.3 million total for 2000 included an $8.0 million charge related to the cessation of manufacturing operations at KMT, less a net $2.7 million reversal of charges previously accrued for the 1997, 1998, and 1999 restructuring plans.

      We recorded impairment charges of $50.2 million in 2001 and zero in 2000. Impairment charges in 2001 included a $36.4 million write-down of the former HMT land and buildings held for sale in Eugene, Oregon, and Fremont, California in the second quarter, and an additional $10.4 million write-down on the same properties in the fourth quarter. The impairment write-downs resulted from currently-depressed market conditions for commercial real estate, and was based on an independent valuation (net of estimated selling costs). We also recorded $4.4 million of impairment charges for manufacturing equipment no longer in service in 2001.

Interest Income/ Expense

      Interest income declined by $2.6 million, from $4.1 million in 2000 to $1.5 million in 2001. The decrease was due to lower average cash and investment balances during 2001.

      Interest expense increased by $109.8 million in 2001, from $45.4 million in 2000 to $155.2 million in 2001. The increase was primarily the result of the accretion of the HMT debt over approximately eight months in 2001 versus three months in 2000, and the accretion of $99.1 million in 2001 to record full face value of the HMT debt upon our default on the debt agreements. No interest expense was recorded in 2001 after our Chapter 11 Bankruptcy filing on August 24, 2001.

Reorganization Costs

      Reorganization costs of $6.1 million were recorded in 2001 in connection with our Chapter 11 Bankruptcy filing. These costs primarily included a $2.3 million accretion of the remaining discount on the note payable to Western Digital to its face value, $1.9 million in professional fees, and a $1.9 million adjustment to increase liabilities subject to compromise to the amount of the Western Digital equipment lease claim.

Income Taxes

      In 2001, we recorded an income tax benefit of $9.4 million, which was primarily related to the expiration of the statutory periods to audit our federal and state tax returns, net of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries. In 2000, we recorded an income tax benefit of $5.2 million, primarily related to the expiration of a statutory period to audit our state tax returns, net of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries.

      Our wholly-owned thin-film media operation, KMS, received a five-year extension of its initial tax holiday through June 2003 for its first plant site in Malaysia. KMS has also been granted an additional eight-year and ten-year tax holiday through December 2006 and 2008 for its second and third plant sites in Malaysia, respectively. The tax holidays had no impact on our net losses in 2001. In 2000, the tax holiday reduced our net loss by approximately $8.8 million ($0.08 per share under the basic method).

Minority Interest in Consolidated Subsidiary

      The minority interest in the net income of consolidated subsidiary during 2001 represented Kobe Steel USA Holdings Inc.’s, or Kobe USA, share of KMT’s net income. KMT recorded net income of $0.1 million in 2001 and a $12.7 million net loss (including an $8.0 million restructuring charge) in 2000.

Equity in Unconsolidated Company

      In November 2000, we formed Chahaya Optronics, Inc., or Chahaya, with two venture capital firms. We contributed key personnel, design and tooling, manufacturing systems, equipment, facilities, and support services in exchange for a 45% interest in Chahaya. Chahaya currently occupies facilities located in Fremont, California, and was formed to provide manufacturing services, primarily in the field of optical components and subsystems.

      We recorded an investment in Chahaya for $12.0 million in the fourth quarter of 2000. The investment included $4.0 million for expected future cash payments and $8.0 million for facilities, facility services, and equipment. In June 2001, our investment was reduced by $4.0 million due to cancellation of the shares related to the future $4 million cash contribution. This activity, as well as additional changes in Chahaya’s equity structure, reduced our ownership percentage to 34% at the end of our 2001 fiscal year. In 2001, we recorded a $3.9 million loss as our equity share of Chahaya’s net loss.

2000 versus 1999

Net Sales

      Net sales for 2000 increased to $358.5 million, up 8% from $331.9 million in 1999. The increase was due to a combination of a 26% increase in unit sales volume and a 18% decrease in the overall average selling price. Unit shipments in 2000 were 50.2 million disks, versus 39.8 million in 1999. Shipments in 2000 included 3.3 million disks sold by HMT in the fourth quarter.

      Distribution sales of product manufactured by Asahi Komag Co., Ltd., or AKCL, were $5.6 million in 2000 compared to less than $0.1 million in 1999. Because of difficult industry conditions, AKCL was dissolved in June 2001.

      During 2000, sales to Western Digital accounted for approximately 50% of consolidated net sales. Sales to Maxtor accounted for 28% of consolidated net sales and sales to Seagate Technology accounted for 17% of consolidated net sales. In 1999, sales to Western Digital accounted for approximately 71% of consolidated net sales and sales to Maxtor accounted for 16% of consolidated net sales. Net sales to each of our other customers were less than 10% during 2000 and 1999.

Gross Margin

      The overall gross margin for 2000 was 9.8%, compared to a gross loss of 6.8% in 1999. The improvement in the gross margin in 2000 was mainly due to an increase in unit production, a reduction in fixed costs due to a full year of the effects of the 1999 restructuring activities, offset by a decline in average selling prices and the addition of certain excess capacity costs due to the HMT merger. The decline in the overall average selling price had a negative impact of 20.4% on gross margin. However, unit production increased 22.9% in 2000 relative to 1999, and 5.9% of the increase was due to the HMT merger.

      Reductions in equipment and facilities related costs, including depreciation, and payroll related costs had the most significant positive impact on the 2000 gross margin compared to 1999. On a consolidated basis, reductions in equipment and facilities related costs had a positive impact on the gross margin in 2000 of 8.2%, net of a negative 1.7% impact from additional HMT costs. Reductions in payroll-related costs had a positive impact on the gross margin in 2000 of 5.2%, net of a negative 3.5% impact from additional HMT costs.

Operating Expenses

      Research, development and engineering expenses were $35.3 million in 2000, down $9 million from $44.3 million in 1999. The decrease is primarily due to a decrease of $6.8 million in payroll and related costs and lower facility and equipment costs of $2.7 million, primarily due to having a full year of benefit from the 1999 restructuring activities, somewhat offset by additional R&D costs of $1.9 million related to the HMT merger.

      Selling, general, and administrative expenses were $16.3 million in 2000, down $2.6 million from $18.9 million in 1999. The decrease primarily reflected lower marketing and administrative payroll and payroll-related expenses, somewhat offset by higher discretionary bonus expenses and the addition of expenses related to the HMT merger.

      Amortization of intangible assets was $16.4 million in 2000, down $900,000 from $17.3 million in 1999. Fiscal year 2000 charges included $10.2 million of goodwill associated with the acquisition of assets from Western Digital, and $6.2 million of goodwill amortization associated with the HMT merger.

      We recorded restructuring/impairment charges of $5.3 million in 2000, and $188.0 million in 1999. Charges in 2000 included an $8 million charge in connection with the ceasing of our Santa Rosa manufacturing operations, plus a net $2.7 million reversal of charges previously accrued for the 1997, 1998, and 1999 restructures.

      Charges in 1999 included $143.7 million in restructuring charges and a $44.3 million impairment charge. The restructuring charges related primarily to the closing of our U.S. manufacturing operations. The impairment charge related to the write-down of goodwill was originally from the acquisition of Western Digital Corporation’s media operation.

Interest Income/Expense

      Interest income declined by $1.1 million, or 21.3%, in 2000 compared to 1999, primarily due to lower average investment balances during the first three quarters of 2000.

      Interest expense increased by $22.1 million in 2000 compared to 1999 due to several factors. We recorded $10.6 million of accretion on the value of the HMT debt in the fourth quarter of 2000. As part of the purchase price allocation associated with the HMT merger, the HMT debt was valued at its fair market value, which was $138.0 million lower than the face value of the debt. The $138.0 million discount was being accreted over the remaining life of the debt of thirteen quarters. The debt was accreted up to its face value upon default of the debt in the third quarter of 2001. We also recorded $3.0 million in interest expense on the HMT debt in the fourth quarter of 2000.

      In addition, our interest expense increased in 2000 compared to 1999 as a result of an increase of $2.9 million in interest on our bank debt, $1.9 million in loan fee amortization, $1.5 million in warrant amortization and an increase of $1.3 million on the Western Digital debt. The increase in interest on the bank debt was the result of higher interest rates partially offset by lower principal balances.

Income Taxes

      In 2000, we recorded an income tax benefit of $5.2 million, primarily related to the expiration of a statutory period to audit our state tax returns, net of foreign withholding taxes on royalty and interest payments and foreign taxes of subsidiaries. In February 2000, we obtained favorable resolution of various federal tax return audits which had been in process as of the fiscal year ended January 2, 2000. These audits were resolved with no taxes owed by us. As a result, the related income tax liability as of January 2, 2000 was reduced by $27.0 million, and the provision for income taxes for the fourth quarter of 2000 and the year ended 1999 reflect this adjustment. Our income tax benefit of approximately $25.8 million for 1999 primarily represents the above mentioned adjustment, net of foreign withholding taxes.

      Our wholly owned thin-film media operation, KMS, received a five-year extension of its initial tax holiday through June 2003, for its first plant site in Malaysia. KMS has also been granted an additional eight-year and ten-year tax holiday through December 2006 and 2008 for its second and third plant sites in Malaysia, respectively, based on achieving certain investment criteria. In 2000, the tax holiday reduced our net loss by approximately $8.8 million ($0.08 per share under the basic method). The tax holidays had no impact on our net loss in 1999.

Minority Interest in Consolidated Subsidiary

      The minority interest in the net loss of consolidated subsidiary during 2000 represented Kobe Steel USA Holdings Inc.’s, or Kobe USA, share of KMT’s net loss. KMT recorded a net loss of $12.7 million (including an $8.0 million restructuring charge) in 2000 and $1.1 million in 1999.

Equity in Unconsolidated Joint Venture

      We owned a 50% interest in AKCL and record our share of AKCL’s net income (loss) as equity in net income (loss) of unconsolidated joint venture. We recorded a loss of $1.4 million as our equity in AKCL’s loss in the first quarter of 1999. This reduced our investment in AKCL to zero. During the remainder of 1999 we did not record $2.6 million in losses, and in 2000 we did not record $17.1 million in losses, as these amounts would have reduced the net book value of the investment in AKCL below zero.

Significant Quarterly Trend Information

Net Sales

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

		(in thousands except average unit price)
2000	Sales	$79,633	$83,468	$84,169	$111,193
	Unit Shipments	10,767	11,813	12,228	15,343
	Average Unit Price	$6.93	$6.55	$6.53	$6.40
2001	Sales	$87,856	$77,351	$59,391	$58,015
	Unit Shipments	12,713	11,001	9,724	9,791
	Average Unit Price	$6.30	$6.36	$6.00	$5.89
2002	Sales	$61,365	$50,590
	Unit Shipments	9,499	8,154
	Average Unit Price	$5.87	$5.90

      Our financial results are highly dependent on net sales and cost of manufacturing. Because we have a high proportion of fixed manufacturing costs, compared to many other companies, changes in net sales have a disproportionate impact on our overall financial performance. During the ten quarter period from the first quarter of 2000 through the second quarter of 2002, our sales were impacted by a number of factors, including our merger with HMT, overall weakness in the computer industry and the economy as a whole, and customer concerns about our weak financial condition. Throughout the first half of the period we believe overall demand for disks was relatively flat. This demand began to decline rapidly in the second half of 2001 resulting in a sharp drop in both volume and average unit price. In the first half or 2000 our unit shipments grew modestly. After our announcement that we would merge with HMT in April 2000, our customers increased orders to us for new products due to uncertainty about how the merged company would employ HMT’s manufacturing capacity. Fourth quarter 2000 results reflect the combined volume of the merged company immediately following the merger. Subsequent to that, the declining sales volume reflects the combination of market weakness and our deteriorating financial condition. Our customers depend on reliable suppliers that can deliver disks in high volumes. As our financial condition deteriorated, including operating under bankruptcy protection, customers chose to qualify and purchase from our competitors. This resulted in a sharp reduction in sales volume. Throughout the period pricing has reflected overall market weakness with unit prices dropping 15% from $6.93 per disk to $5.90. Our sales have also remained highly concentrated with a small number of customers. During the ten-quarter period Western Digital was our largest customer comprising a proportion of our sales ranging from 36% in the fourth quarter of 2000 to 85% in the fourth quarter of 2001. Maxtor was our second largest customer comprising a range from 13% to 38% of our sales during the same period. Seagate, who primarily purchased substrates from us, was also a material customer comprising as much as 24% of our sales in the fourth quarter of 2000.

Fixed Manufacturing Costs

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

		(in thousands)
2000	Fixed Manufacturing Costs	$36,768	$35,044	$35,449	$55,830
2001	Fixed Manufacturing Costs	$51,962	$42,990	$30,135	$28,701
2002	Fixed Manufacturing Costs	$25,684	$28,489

      Since our merger with HMT on October 2, 2000, we have focused on reducing our fixed manufacturing costs. We define fixed manufacturing costs as the costs of payroll, employee benefits, and equipment and facilities operations and maintenance less costs allocated from manufacturing to our research and development function. The approximate total of these costs is provided in the table above. Prior to the merger, our fixed manufacturing costs were in a range around $35 million per quarter. Upon consummation of the merger we added the costs of HMT’s manufacturing operations, increasing the total by approximately $20 million per quarter. Because our industry is highly cost sensitive, it was necessary to reduce this level of spending. In November 2000 we announced that we would consolidate U.S. manufacturing operations of the combined company into our Malaysian factories. This consolidation was substantially accomplished by the end of the second quarter of 2001. In addition to the consolidation of manufacturing operations, certain assets have reached the end of their depreciable lives reducing our depreciation expense from more than $18 million in the fourth quarter of 2000 to slightly more than $12 million in the second quarter of 2002.

Restructuring, Impairment, One-Time Charges/(Gains) and Other Adjustments

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

		(in thousands)
2000	—	($3,772)	—	$7,954
2001	—	$43,020	$99,124	$14,410
2002	$47,509	($392,058)

      As we have operated in a volatile market environment and have taken significant steps to rationalize the size of our business and how it is structured, we have incurred a number of charges to earnings to reflect restructuring, impairment and other one-time charges and adjustments. The net amount of these adjustments is shown in the table above. Briefly, these transactions were for the following reasons:

•	Results for the second quarter of 2000 included a $3.8 million gain, net of expenses, resulting from the restructuring of the Company’s term debt.
•	Results for the fourth quarter of 2000 included an $8.0 million restructuring charge related to the cessation of KMT’s U.S. manufacturing operations in May 2001.
•	Results for the second quarter of 2001 included $36.4 million of impairment charge related to the write-down of land and buildings held for sale and other equipment no longer in service, and a $6.6 million restructuring charge pertaining to lease obligations on equipment no longer in service.
•	Results for the third quarter of 2001 included a $99.1 million charge to interest expense related to accretion to increase the value of the subordinated convertible notes to their full face value of $230.0 million.
•	Results for the fourth quarter of 2001 included a $10.4 million impairment charge related to the write-down of land and buildings held for sale, a $3.4 million impairment charge related to manufacturing equipment no longer in service, and a $0.6 million restructuring charge related to additional facility exit costs.
•	Results for the first quarter of 2002 included a $47.5 million charge for the cumulative effect of a change in accounting principle upon adopting SFAS 142 related to goodwill and other intangible assets. The Company recorded the charge retroactively in the first quarter of 2002 in accordance with SFAS 142.

•	Results for the second quarter of 2002 included $ 379.0 million recorded in other income, net for the extinguishment of debt and other liabilities subject to compromise and $17.3 million recorded in other income related to the revaluation of our assets and liabilities to their fair values as prescribed by fresh-start reporting under SOP 90-7. Results from the second quarter of 2002 also included $4.3 million in restructuring/ impairment charges related to the closure of the KMT research and development facility.

Financial Condition

      Our financial condition deteriorated over the two-and-a-half year period ended June 30, 2002. This was the result of a number of factors including declining sales, the cost of consolidating our manufacturing operations, and our high debt balances. Declining sales and the benefits of consolidation are described in the sections above. Despite the benefits of consolidation, however, there was also a high cost associated with that activity. Specifically, in connection with the merger we recorded liabilities of $18 million, reflecting our estimate of closing the HMT manufacturing operations. Further we recorded a charge of $8 million related to the closure of our substrate manufacturing activities in Santa Rosa, California. In addition to the charges related to closure of operations in the U.S., we spent in excess of $30 million for facilities and installation costs to relocate manufacturing equipment in Malaysia.

      Our financial condition also was impacted by our high debt burden. At the time of the merger we had bank debt of $224 million and other long-term debt obligations of approximately $30 million. Upon the consummation of the merger we assumed HMT convertible bonds with a principal amount of $230 million. The bank debt was due on June 30, 2001. At that time, we were unable to pay the principal as required and were in default under the terms of all of our debt. This situation eventually led us to file a petition for protection under chapter 11 of the bankruptcy code. Around this time, the potential effect of the default and the likelihood of a bankruptcy filing was of concern to our customers, influencing their decision to purchase our disks. As a result our financial condition worsened during the period.

      Also, as described in the above table, we have recorded other significant charges to earnings in several of the last ten quarters. In the second quarter of 2001 we recorded a charge of $43 million that included a $36 million write-down of land and buildings held for sale and $7 million to reflect the cost of leases for equipment no longer in service. In the fourth quarter of 2001 we incurred a charge of $14 million including $10 million to further write-down of land and buildings held for sale and $4 million related to idle equipment. Finally, in the second quarter of 2002 we recorded a charge of $4 million reflecting the cost of closing our substrate development activities in Santa Rosa, California. In addition to these restructuring charges we have incurred almost $13 million of reorganization costs related to our chapter 11 proceedings.

      However, upon emergence from chapter 11 proceedings on June 30, 2002, we significantly reduced our debt burden. Our reorganization resulted in a $379 million gain for cancellation of debt. As a result our financial condition improved upon effectiveness of our plan of reorganization.

Critical Accounting Policies

      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates if our assumptions are incorrect. We believe that the following discussion addresses our most critical accounting policies. These policies are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Fresh-Start Reporting

      As of June 30, 2002, the Effective Date, the reorganized (successor) Company adopted fresh-start reporting in accordance with SOP 90-7. The implementation of fresh-start reporting resulted in material changes to the consolidated balance sheet as of June 30, 2002, including the valuation of assets and liabilities at fair value on a basis which is substantially consistent with the purchase method of accounting, and valuation of stockholders’ equity, based on the enterprise valuation agreed between the Company and all classes of its creditors.

      The enterprise valuation of $310.0 million (the value of the restructured debt and equity) was based on the consideration of many factors and various valuation methods, including the income approach and application of the discounted cash flow method based on projected five and one-quarter year financial information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to that of our company, and other applicable ratios and valuation techniques that we and our financial advisors believed to be representative of our business and industry. However, the valuation was based on a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the market value of our common stock may differ materially from the valuation.

      The five and one-quarter year cash flow projections utilized in the enterprise valuation were based on estimates and assumptions about circumstances and events which have not yet taken place. These estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond our control including, but not limited to, those with respect to the future course of our business activity. Any difference between our projected and actual results following our emergence from chapter 11 will not alter the determination of the fresh-start reorganization equity value, as of June 30, 2002, because that value is not contingent on our achieving the projected results.

      As a result of the adoption of fresh-start reporting, our post-emergence financial statements are not comparable with our pre-emergence financial statements because they are, in effect, those of a new entity.

Allowance for Sales Returns

      We estimate our allowance for sales returns based on historical data as well as current knowledge of product quality. Historically, we have not experienced material differences between our estimated reserves for sales returns and actual results. However, it is possible that the failure rate on products sold could be higher than it has historically been, which could result in significant changes in future returns. Since estimated sales returns are recorded as a reduction in revenues, any significant difference between our estimated and actual experience or changes in our estimate would be reflected in our reported revenues in the period we determine that difference.

Allowance for Doubtful Accounts

      We record an allowance for doubtful accounts based on estimates of potential uncollectability of our accounts receivable. We specifically analyze our accounts receivable and analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The majority of our sales and resulting accounts receivable are concentrated among a few large customers. As a result of this sales concentration, at June 30, 2002, 67% of our accounts receivable was with one customer for which no allowance was provided. Historically, we have not experienced material differences between our estimated allowance for doubtful accounts and actual results. However, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, our results would suffer and additional allowances may be required.

      Our allowance for doubtful accounts has decreased by $1.2 million during the first half of 2002. The decline reflects a $0.9 million write-off of fully-reserved receivables during the first quarter of 2002, as well as a $300,000 reduction recorded to the allowance for doubtful accounts, reflecting the overall decline in our receivables balance since the end of the 2001 fiscal year.

Restructuring Liabilities

      We have estimated and accrued restructuring liabilities based on historical data on prior costs for these activities, coupled with assumptions on expected timeframes for these activities and specific actions necessary to complete such transitions. It is possible that future costs incurred to exit related business activities could vary from historical costs, assumptions on timeframes could change or different actions may be determined necessary than were assumed in our original estimates, which could result in significant changes in costs to exit certain business activities. Any significant difference between our estimated restructuring liabilities and actual experience or changes in our estimate would be reflected in our reported operating expenses in the period in which that difference is determined.

Long-lived Assets

      Long-lived assets are generally evaluated for impairment on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that these assets may be impaired or the estimated useful lives are no longer appropriate. We consider the primary indicators of impairment to include significant decreases in unit volumes, unit prices or significant increases in production costs. Periodically, we review our long-lived assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event that these cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values utilizing discounted estimates of future cash flows. The discount rate used is based on the estimated incremental borrowing rate at the date of the event that triggers the impairment. Land and buildings held for sale are evaluated for impairment periodically when there are significant changes in market conditions for commercial real estate, and carried at amounts based on independent valuation less estimated selling costs.

Reorganization Value in Excess of Amounts Allocable to Identifiable Assets/ Goodwill and Other Intangible Assets

      On January 1, 2002, we adopted SFAS No. 142. As a result of adopting this standard, we will continue to amortize intangible assets with finite lives, but will no longer amortize goodwill. Goodwill and other intangible assets are generally evaluated for impairment at least annually on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that these asset may be impaired (at least annually as required by SFAS No. 142). We consider the primary indicators of impairment to include significant variation in the market price of our stock, decreases in unit volumes, decreases in unit prices, or significant increases in production costs. We review our goodwill for impairment by applying a fair value-based test in accordance with SFAS No. 142. Additionally, we make judgments about the remaining useful lives of goodwill and other intangible assets, whenever events or changes in circumstances indicate an “other-than-temporary” impairment in the remaining value of these assets. These judgments are typically based on assumptions about future prospects for our business, and generally involve computations of the estimated cash flows to be generated by the business. Any identified writedowns are recorded as impairment charges and included in operating expenses in the period in which the impairment is determined.

      On adoption of SFAS No. 142, we were required to complete a transitional impairment analysis of our goodwill as of January 1, 2002. We completed the transitional impairment analysis during the three months ended June 30, 2002 and recorded a transitional impairment loss of $47.5 million. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations as of January 1, 2002, resulting in a restatement of the net loss and loss per share for the three-month period ended March 31, 2002 from $10.2 million and $0.09 per share to a net loss of $57.7 million and $0.52 per share. Upon the adoption of fresh-start reporting as of June 30, 2002, we have a goodwill balance of $33.9 million, which equals the reorganization value in excess of amounts allocable to identifiable net tangible assets recorded in accordance with SOP 90-7, and other intangible assets in the amount of $17.6 million. In accordance with SFAS 142, goodwill will no longer be amortized. As of June 30, 2002, the other intangible assets include developed technology of $3.1 million which will be amortized on a straight-line basis over its estimated useful life of four years, a volume purchase agreement of $7.7 million which will be amortized on a straight-line basis over its remaining useful life of three and one-quarter years, and in-process research and development of $6.8 million, which will be expensed in the third quarter of 2002. The remaining goodwill has been renamed, and will hereafter be referred to, as Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.

Liquidity and Capital Resources

      Cash and cash equivalents and short-term investments of $22.3 million at the end of the second quarter of 2002 increased by $4.5 million from the end of the 2001 fiscal year. The increase primarily reflected a $8.7 million increase resulting from consolidated operating activities, offset by $6.9 million of spending on property, plant, and equipment, plus $2.7 million in proceeds from the sale of idle manufacturing equipment. Based on current operating forecasts, we estimate that the cash balance is adequate to support our continuing operations for at least the next twelve months.

Additionally, we can borrow under the Exit Facility, which is a revolving credit facility of up to $15.0 million that we entered into on our emergence from chapter 11.

      Working capital decreased by $7.7 million compared to the end of the previous fiscal year, resulting primarily from the decline in accounts receivable by $4.5 million, an increase in accounts payable by $5.9 million and an increase in restructuring liabilities by $3.2 million, offset by the increase in cash by $4.5 million as described above. The decline in accounts receivable was due to declining sales. The increase in accounts payable was primarily due to higher inventory and capital spending near the end of the quarter. The increase in the restructuring liabilities was due to restructuring expense recorded in June 2002 associated with the closure of KMT. We expect our working capital to remain flat in the third quarter of 2002, and improve as our sales volume increases.

      Consolidated operating activities generated $8.7 million in cash in the first half of 2002. The primary components of this change include the following:

•	$312.4 million of net income;

•	non-cash adjustments totaling a reduction of $308.1 million which primarily included a $396.4 million adjustment to net income for the non-cash gain on extinguishment of debt and other liabilities subject to compromise and revaluation of assets for fresh-start reporting related to our emergence from chapter 11, and a $47.5 million non-cash loss reflecting the cumulative effect of change in accounting principle on adoption of FAS 142;

•	decrease of accounts receivable by $4.5 million due to decreased sales; and

•	increase in accounts payable by $5.9 million to due the timing of increased inventory and capital spending.

      In the first half of 2002, we received $2.7 million in cash proceeds from the sale of equipment, and we spent $6.9 million on fixed asset acquisitions. We had no financing activities in the first half of 2002.

      We expect to make approximately $5.0 million in cash payments in the third quarter of 2002, in accordance with the Plan, as described in Note 2 to the Consolidated Financial Statements for the six months ended June 30, 2002. Our current noncancellable capital commitments as of June 30, 2002 totaled $2.4 million. Year-to-date capital expenditures were $6.9 million. For 2002, we plan to spend approximately $16.0 million on property, plant and equipment for projects designed to improve yield and productivity, as well as costs to improve equipment capability for the manufacture of advanced products. In addition, we plan to install additional manufacturing equipment in Malaysia from the former HMT facilities if our sales volume increases as currently expected in the remaining two quarters of 2002, and the equipment is required.

      We lease certain research and administrative facilities under operating leases that expire at various dates between 2004 and 2007. Certain of these leases include renewal options varying from five to twenty years. At June 30, 2002, the future minimum commitments for non-cancelable operating facility leases and a facility sublease are as follows (in thousands):

	Minimum Lease	Sublease
	Payments	Income

Remainder of 2002	$1,768	$729
2003	3,508	1,494
2004	3,458	1,539
2005	3,308	1,585
2006	3,308	1,633
Thereafter	637	414

	$15,987	$7,394

      As of June 30, 2002, the future minimum principal payments due under the debt agreements, as discussed in the following paragraphs, are as follows (in thousands):

Minimum Debt
Payments

Remainder in 2002	$424
2003	10,229
2004	20,283
2005	20,298
2006	20,314
Thereafter	65,938

$137,486

      In accordance with our plan of reorganization, a new $15.0 million Exit Facility was entered into as of the Effective Date. Additionally, we issued an Indenture for our Senior Notes, an Indenture for our Junior Notes, and promissory notes as of the Effective Date.

      The Exit Facility is a revolving credit facility of up to $15.0 million, expiring in June 2005. As of June 30, 2002, there were no borrowings under the Exit Facility. For more information about the Exit Facility, see “Description of Other Indebtedness” on page 96.

      Under the Indenture for the Senior Notes, the Senior Notes were issued. The Senior Notes have a cash pay portion of $85,332,000 and a paid-in-kind (PIK) portion of $43,500,000. The Senior Notes and all additional notes for in-kind interest are due and payable in cash on June 30, 2007. For more information about the Senior Notes, see “Description of the Senior Notes” on page 62.

      Under the indenture for the Junior Notes, $7.0 million of Junior Notes were issued. The Junior Notes and all additional notes for in-kind interest are due and payable in cash on December 31, 2007. For more information about the Junior Notes, see “Description of Other Indebtedness” on page 96.

      In connection with the treatment of the Class 2 Allowed Secured Claims and Allowed Priority Tax Claims, we issued four promissory notes to various city and county taxing authorities in the aggregate amount of $1.7 million. These notes bear interest at rates ranging from 1.68% to 10.0% and have maturity dates through June 2008.

Other

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We early-adopted SFAS No. 143 effective June 30, 2002. The adoption had no material impact on our consolidated financial statements.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires that these assets be measured at the lower of book value or fair value less costs to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. We adopted SFAS No. 144 effective January 1, 2002, and the adoption did not have a material impact on our consolidated financial statements.

      In April 2002, The FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002, and the provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS

No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We early-adopted SFAS No. 145 effective June 30, 2002. Pursuant to the Plan, we recorded a $379.0 million gain to other income associated with the cancellation of debt and other liabilities for the three-month period ended June 30, 2002. The cancellation of debt and other liabilities represents the difference between the total amount of liabilities subject to compromise and the total amount of new debt and cash liabilities.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes that fair value is objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We early-adopted SFAS No. 146 effective June 30, 2002, and the adoption had no impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to financial market risks, including foreign currency exchange rates. We currently do not use derivative financial instruments to hedge such risks.

      The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We invest primarily in high-quality, short-term debt instruments. A hypothetical 100 basis point increase in interest rates would result in a $0.1 million decrease (less than one per cent) in the fair value of our available-for-sale securities.

      A substantial majority of our revenue, expense, and capital purchasing activities are transacted in U.S. dollars. However, a large portion of our payroll, certain operating expenses, and capital purchases are transacted in other currencies, primarily Malaysian ringgit. Since late 1998, the ringgit has been pegged at a conversion rate of 3.8 Malaysian ringgit to the U.S. dollar. If the pegging is lifted in the future, we will evaluate whether or not we will enter any hedging contracts for the Malaysian ringgit. Expenses in the first half of 2002 totalled approximately $15.3 million.

      We have $85.3 million in Senior Notes outstanding for which interest is payable in cash. These Senior Notes bear interest at the prime rate plus 3% (such rate not to be less than 8% per annum) and mature in June 2007. A hypothetical 100 basis point increase in interest rates would result in approximately $0.9 million of additional interest expense each year.

BUSINESS

Overview

      We design, manufacture and market thin-film media, or disks, that are incorporated into disk drives, the primary storage devices for digital data. We believe we are the world’s largest independent manufacturer of thin-film media and are well positioned as a broad-based strategic supplier for the industry’s leading disk drive manufacturers. Our business strategy relies on the combination of advanced technology, low cost and manufacturing excellence. Disk drives incorporating thin-film disks are used wherever large amounts of data are stored, including applications such as the Internet, enterprise databases, communications systems, personal computers and consumer appliances such as peer-to-peer servers, digital video recorders, and game boxes. The cost per unit of storage has declined dramatically on an annual basis throughout the history of the disk drive industry. We believe that as the cost per unit of storage declines, new applications for disk drives will emerge, presenting growth opportunities for our industry and our company. We were organized in 1983 and are incorporated in the State of Delaware.

Reorganization Under Chapter 11

      Our company, Komag, Incorporated, or KUS, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 24, 2001. The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition relates only to our U.S. corporate parent, KUS, and does not include any of our subsidiaries, including Komag Material Technology, or KMT, or Komag USA (Malaysia) Sdn, or KMS.

      The Chapter 11 bankruptcy petition was directly related to the convergence of four factors: 1) a continuing decline in units shipped, resulting from rapidly deteriorating economic conditions in fiscal 2001; 2) a continuing decline in average unit selling prices, resulting from excess industry disk production capacity; 3) high costs associated with carrying, and ultimately closing down, excess capacity assumed through the merger with HMT Technology, Inc. (HMT) after a transition of manufacturing operations to overseas locations; and 4) reaching the maturity date of our $201.7 million senior debt facility.

      The first three factors contributed to significant operating losses and decreased liquidity in fiscal 2001. As a consequence, we were unable to repay or refinance the $201.7 million in senior debt when the debt matured on June 30, 2001. Additionally, we did not pay accrued interest of $1.4 million on this debt as of June 30, 2001, or the $6.6 million in bond interest that became due on July 15, 2001.

      In accordance with an agreement we reached with creditors holding more than one-half, or approximately $275 million, of our debt, we filed a proposed Plan of Reorganization (the Plan) on September 21, 2001, which was amended on November 7, 2001, on April 8, 2002 and again on May 7, 2002. The Plan was accepted by nine of the ten classes voting on the Plan. The Plan was rejected by one class.

      The plan became effective and we emerged from bankruptcy on June 30, 2002. The plan provided for, among other things:

•	issuance of approximately 24,500,000 shares of our common stock, par value $0.01 per share;

•	issuance of new debt in the form of the Senior Secured Notes as follows:

•	$85.3 million of new Cash Pay Notes that will amortize over a five year term
•	$43.5 million of new Pay-in-Kind Notes due with accrued interest on the fifth anniversary of the Effective Date;

•	issuance of other new debt as follows:

•	$7.0 million of subordinated Junior Secured Notes that will be due, with accrued interest, 5 1/2 years following the Effective Date;
•	$1.7 million in secured and unsecured promissory notes;
•	a $15 million revolving credit facility; and

•	comprehensive, mutual releases with holders of more than two-thirds of the $521.6 million in allowed claims.

      See “Description of the Senior Notes” and “Description of Other Indebtedness” for a summary of the terms of the Senior Notes and the other new debt.

      In connection with our emergence from bankruptcy, we have adopted “fresh-start” reporting. Under “fresh-start” reporting, the reorganization value of the company is allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value is reported as “reorganization value in excess of amounts allocable to identifiable net assets.” As a result of the adoption of such “fresh-start” reporting, our post-emergence (“successor”) financial statements will not be comparable with our pre-emergence (“predecessor”) financial statements, including the historical financial statements included in this prospectus.

Industry Background

      Increasing demand for digital data storage and low-cost, high-performance hard disk drives has resulted in growing demand for thin-film disks. International Data Corporation estimates that worldwide disk drive unit shipments in 2002 through 2005 will grow at a 14.0% compounded annual growth rate. Greater processing power, more sophisticated operating systems and application software, high-resolution graphics, larger databases, the Internet, and emerging demand for consumer appliances are among the developments that have required and benefited from ever higher disk drive performance at ever lower cost. For example, the first 5 1/4-inch hard disk drive, introduced in 1980, offered a capacity of five megabytes (one million bytes is a megabyte or MB) with an areal density of less than two megabits (one million bits is a megabit; eight bits is one byte) per square inch. Current-generation 3 1/2-inch drives typically have capacities of 20 to 120 gigabytes (one billion bytes is a gigabyte or GB). Today’s areal densities allow for approximately 40 GB of storage per 3 1/2-inch disk platter. By the end of 2002, we expect that increases in areal densities will allow for approximately 80 GB of storage per 3 1/2-inch disk. We believe that our technical advances, along with those of other component suppliers, have improved the performance and storage capacity of disk drives and dramatically lowered the cost per bit stored.

      From 1990 through approximately 1996, the disk industry struggled to keep up with rapidly increasing demand. As a result, most companies in our industry undertook aggressive expansion plans beginning in 1995 and 1996. The lead-time to expand disk capacity is generally one to two years, including the time necessary to construct facilities and to purchase and install equipment. Therefore, significant new capacity became available to the industry in 1997.

      Also in 1997, the disk drive industry widely adopted magneto-resistive, or MR, head technology. MR heads, and subsequent product generations incorporating giant MR, or GMR, technology, are more sensitive than prior technology, allowing heads to read smaller bits of data packed more tightly together on the surface of a disk. The result of widespread adoption of MR heads was that the industry was able to advance the rate of improvement in data storage density from 30% to 40% per year to 100% or more per year. The increased rate of improvement in storage density allowed disk drive manufacturers to meet consumer demand for higher capacity disk drives with drives incorporating fewer heads and disks. Because of this lower disk-per-drive ratio, demand for disks was relatively flat during the period from 1997 through 2000, resulting in substantial excess capacity for producing disks. The impact of excess capacity fell disproportionately on the independent disk manufacturers, because disk drive manufacturers, such as Seagate Technology, Maxtor Corporation (Maxtor), and IBM, chose to fill their internal disk production capacity before buying from independent disk manufacturers. We estimate that these captive disk operations have increased their market share from approximately one-third of the market before 1997 to over 50% in each of the last three years.

      We believe that the imbalance between supply and demand has been largely responsible for falling disk selling prices. Current prices are sharply lower than industry pricing in 1997. As a result of lower demand and lower prices, the industry has undergone substantial consolidation. We estimate that over 45% of the disk manufacturing capacity that was in place at the end of 1997 is either no longer capable of producing current generation disks or is no longer available.

Merger with HMT

      On October 2, 2000, we completed a merger with HMT Technology Corporation, or HMT. We expected to benefit from the merger by leveraging the combined technology and manufacturing expertise of both companies. By merging, we believe we brought together the best of the technology from each company and developed the scale necessary to achieve the lowest cost structure in the industry.

      During fiscal 2001, we closed HMT’s U.S. manufacturing facilities and consolidated all of our manufacturing activities in Malaysia, where we can achieve significantly lower costs. As a result, we lowered our fixed manufacturing costs by approximately $27 million per quarter in the fourth quarter of 2001 compared to the fourth quarter of 2000. Also, comparing the fourth quarter of 2001 to 2000, we have combined technologies, lowered variable costs, and improved manufacturing yields substantially, which resulted in significantly lower manufacturing costs and considerably stronger operating performance by the end of fiscal 2001.

      Because of very weak industry market conditions and continuing excess industry capacity during 2001 and through the first six months of 2002, net sales decreased by 48% from $111.2 million in the fourth quarter of 2000 to $58.0 million in the fourth quarter of 2001 and by 32% from $165.2 million in the first six months of 2001 to $112.0 million in the first six months of 2002. But as a result of the consolidation of our manufacturing operations and the significant reduction of manufacturing costs discussed above, our gross margin, operating loss, and operating loss without restructuring/impairment charges improved in the first two quarters of 2002 compared to the first two quarters of 2001.

Strategy

      We are focused on meeting the needs of disk drive manufacturers with a proven record for technological leadership because we believe that these customers have the greatest ability to exploit fully the value of technologically superior disks. By working with these high-end customers and their head vendors, we aim to influence disk drive designs and earn a strong position as a supplier of disks for their products.

      The key elements of our strategy are as follows:

•	Establish and Maintain Leadership in High-End Product Technology. We focus our research and development resources principally on performance improvements for disks sold to the high-end, high- capacity segment of the disk drive industry. In order to improve product performance characteristics, including magnetics, glide height, durability and stiction, we continually enhance our proprietary technologies and processes.

•	Commit to Advanced Technology. We have dedicated part of our research and development team to working on advanced technology. This group is responsible for investigating the elements of technology required more than two years into the future, as well as application of our technological skills to alternative businesses.

•	Strengthen Collaborative Relationships with Leading Head and Disk Drive Manufacturers. We work closely with head manufacturers developing new technologies, including Giant MR, Proximity MR and “pad slider” head compatible disks. This collaboration enables the parties to develop compatible products that can be effectively incorporated together into high-performance disk drives. These efforts include demonstrations of advanced technology required sufficiently far into the future so that we can plan our development efforts to stay at the forefront of the industry. We also seek to establish strong relationships with our customers, enabling us to participate in establishing technological and design requirements for new products. We believe that close technical collaboration with our customers and their other component suppliers during the design phase of the new disk drives, facilitates integration of our products into new disk drives, improves our ability to reach cost-effective high-volume manufacturing rapidly, and enhances the likelihood that we will remain a primary supplier of thin-film disks for high performance disk drive products.

•	Improve Advanced Manufacturing Processes to Drive Volume Production. We develop our advanced processes on a full scale, production-capable, pilot line located in our research and development facility in San Jose, California. By performing our development activities in a production-like environment, we can quickly and efficiently transition to high-volume commercial production of new products in our Malaysian factories. Our ability to implement new processes quickly also helps us meet our customers’ increasingly rapid time-to-market demands, advancing our goal of having our products designed into our customers’ disk drives.

•	Continue to Improve Yields and Reduce Cost Through Quality and Process Improvement. We believe that strict attention to quality control is critical to our customer relationships. To this end, we have consistently maintained our ISO 9002 certification. Our objective is to be the supplier of choice in our customers’ factories. Attention to quality has the dual benefit of producing high-performance disks and lowering our cost of production through improved yield and more consistent output.

•	Further Reduce Our Cost Structure By Fully Utilizing Malaysian Operations. We believe that demand for disk drives is elastic and that low disk drive prices are necessary to continue growth in demand. We contribute to our customers’ success by maintaining low prices. In order to attain a healthy business model in a low price environment, low manufacturing costs are necessary. We believe we can achieve lower costs than other disk manufacturers by fully utilizing our Malaysian factories. This cost reduction is a critical element in our strategy.

Technology

      We have capitalized on our technological strength in thin-film processes and our manufacturing capabilities to achieve and maintain our position as a leading independent supplier to the thin-film media market. Our technological strength stems from the depth of our understanding of materials science and the interplay between disks, heads, and other disk drive components. Our manufacturing expertise in thin-film media is evidenced by our long, uninterrupted history of delivering reliable products in high volume. We manufacture thin-film media primarily in Malaysia, where we have a significant cost advantage compared to our U.S. and Japan-based competitors.

      We manufacture and sell thin-film magnetic media on rigid disk platters for use in hard disk drives. These drives are used to record, store and retrieve digital information. Inside a disk drive, the disk rotates at speeds of up to 15,000 rpm. The head scans across the disk as it spins, magnetically recording or reading information. The domains where each bit of magnetic code is stored are extremely small and precisely placed. The tolerances of the disks and recording heads are extremely demanding and the interaction between these components is one of the most critical design aspects in an advanced disk drive.

      Primary factors governing the density of storage achievable on a disk’s surface are:

•	the minimum distance at which read/write heads can reliably pass over the surface of the disk to detect a change in magnetic polarity when reading from the disk, which is called glide height (measured in micro inches, or millionths of an inch);

•	the strength of the magnetic field required to change the polarity of a bit of data on the magnetic layer of a disk when writing, which is called coercivity; and

•	the ability of the head to discriminate a signal from background media noise, which is called the signal-to-noise ratio.

      As glide height is reduced, the head can read smaller bits. The higher the coercivity of the media, the smaller the width of the bit that can be stored. The signal-to-noise ratio is determined by the choice of magnetic materials and the method for depositing those materials on the disk’s surface.

      Our plating, polishing and texturing processes produce a uniform disk surface that is smooth at an atomic level. This smoothness permits the read/write heads to fly over the disk surface at glide heights of 0.4 to 0.7 micro inches. Disks must be made in a clean environment to limit surface defects. Even a handful of defects, a fraction of a micron in diameter, could cause the disk to fail. The magnetic alloys deposited on the surfaces of our disks have high coercivity, low noise, and other desirable magnetic characteristics.

      Finally, a protective layer of diamond-hard carbon and a layer of lubricant, each of which is controlled to a tolerance of a few angstroms, is applied to the disk surface to prevent wear. The continued improvement in these and other factors has resulted in rapid advancement in the amount of data a disk is capable of storing.

      Significant increases in areal densities continued in 2001. We believe that the number of gigabits per square inch on a typical disk increased by over 100% during the year. In 2001, nearly all of our sales were based on GMR technology. A GMR disk is optimized for use with GMR heads that use separate read and write elements. The write element is made from conventional inductive materials but the read element is made of a material whose electrical resistance changes when subjected to changes in a magnetic field. GMR heads are more sensitive to magnetic fields than prior inductive technology. This increased sensitivity enables GMR heads to read more densely packed, smaller-sized bits.

Research, Development and Engineering

      Historically, our R&D efforts emphasized key technology advancements in disk functionality, reliability and quality. During the past three years, we also increased our focus on improving yields and reducing costs, which we believe are critical to improving our overall operating results. Most recently, aided by our merger with HMT, we have also strengthened our efforts in advanced technology, which is technology aimed at disk designs needed two to five years from now.

      Our ultra-super polished substrates, in conjunction with our automatic optical inspection systems and the latest disk buff process, currently result in historically high yields. At the same time, we have optimized our polishing, texturing, final test, and packaging technology to achieve record low costs for the materials and operating supplies needed to make a disk. Finally our multi-layer sputter process, with nanometer-thin structures, provides magnetic stability, mechanical durability and corrosion resistance, which we believe are at the forefront of our industry. To improve durability and corrosion resistance we have developed and qualified advanced diamond-like carbon films specifically for each of our sputter tools. Each method enables production of carbon films as thin as one-tenth micro inch thick with extraordinary hardness and durability.

      Our advanced technology efforts have in part focused on partnering with other disk drive component makers in key areas like magnetic recording heads and data channels. We believe our most advanced longitudinal disks, that will feature antiferromagnetically coupled layers to enhance thermal stability, will support a recording density of 120GB per disk, approximately three times higher than the most advanced disk in production today. We expect these advancements will be achieved with straightforward extensions of our current production equipment, which suggests a limited need to replace equipment to keep pace with technology improvement during the next four to five years.

      Our expenditures (and percentage of net sales) on research, development, and engineering activities, were $18.8 million (16.8%) for the first six months of 2002, $39.5 million (14.0%) in fiscal 2001, $35.3 million (9.9%) in fiscal 2000, and $44.3 million (13.3%) in fiscal 1999. We expect our spending on research, development and engineering to remain constant throughout 2002.

Products, Customers, and Marketing

      We sell primarily GMR media for 3 1/2-inch disk drives. Our products offer a range of coercivities, glide height capabilities and other parameters to meet specific customer requirements. Unit sales of 3 1/2-inch disks capable of storing at least 40 GB per platter accounted for 96% of our unit sales in each quarter of 2002, compared to the fourth quarter of 2000 when over 80% of our unit sales were greater than 10 GB. Storage density has roughly doubled in each of the last three years. We expect this trend to continue in the foreseeable future. In addition to finished disks, at various times we have sold material volumes of nickel plated and polished substrates. By selling these unfinished products, we more fully utilize our factories and reduce our overall cost.

      In the last several years, certain media manufacturers have idled capacity and restructured or ceased their operations, which coupled with increased disk storage capacity, has resulted in reduced demand for our products. We believe that the longer-term success of the thin-film media industry depends on growth in demand for disks. We believe that improvements in enabling technologies, such as increased bandwidth capability that will speed data transfers over the Internet and promote use of other storage-intensive applications such as multimedia, will increase demand for storage capacity.

      We sell our media products primarily to independent OEM disk drive manufacturers for incorporation into hard disk drives. Disk drives, in turn, are sold to computer or consumer appliance manufacturers that incorporate the disk drives into their systems, or are sold directly to consumers. We work closely with our customers as they design new high-performance disk drives, and generally customize our products according to their specifications.

      Three customers accounted for 93% of our net sales in 2001 and 98% in the first six months of 2002. Net sales to major customers in 2001 were as follows: Western Digital 59%, Maxtor 27%, and Seagate Technology 7% and in the first six months of 2002 were as follows: Western Digital 62%, Maxtor 30%, and Seagate Technology 6%. Sales are

generally concentrated in a small number of customers due to the high volume requirements of the dominant disk drive manufacturers and their tendency to rely on a few suppliers because of the close interrelationship between media and other disk drive components. Given the relatively small number of high-performance disk drive manufacturers, we expect that we will continue our dependence on a limited number of customers. In April 1999, we acquired the assets of Western Digital’s media operation and also entered into a volume purchase agreement (VPA) with Western Digital. In October 2001, the term of the VPA subsequently was extended through April 2005. As a result of the acquisition and related VPA, we expect Western Digital to remain a significant customer.

      Our 2001 and 2002 sales to date were made directly to disk drive manufacturers worldwide from our U.S. and Malaysian operations. Media sales to Asia from our U.S. and Malaysian operations represented 97% of our net sales in the first half of 2002, 95% of our net sales in 2001, 93% of our net sales in 2000, and 95% of our net sales in 1999. Our customers assemble a substantial portion of their disk drives in Asia, and subsequently sell these products throughout the world. Therefore, our high concentration of Asian sales does not accurately reflect the eventual point of consumption of the assembled disk drives. All foreign sales are subject to certain risks common to all export activities, such as government regulation and the risk of imposition of tariffs or other trade barriers. Foreign sales must also be licensed by the Office of Export Administration of the U.S. Department of Commerce. See also “Risk Factors” on page 7 for a description of the risks attendant with sales in foreign markets.

      We generally make sales pursuant to purchase orders rather than long-term contracts. At June 30, 2002, our backlog of purchase orders scheduled for delivery within 90 days totaled $52.4 million, compared to $52.2 million at July 1, 2001. These purchase orders may be changed or canceled by customers on short notice without significant penalty. Accordingly, the backlog should not be relied upon as indicative of sales for any future period.

Competition

      The competitive mix in the industry has changed substantially in the last several years. Before 1997, the industry was divided roughly into thirds, with U.S. independent disk manufacturers, Japanese independent manufacturers, and captive operations of disk drive manufacturers, each holding equal shares. Due to the combination of several factors, particularly the rapid improvement in storage density outstripping the rate of growth in consumption of storage, and the rapid increase in the industry’s capacity to produce disks, disk manufacturers operated by disk drive manufacturers have increased their share of the market. We estimate that these captive disk manufacturers have shipped more than half of the media consumed in each of the last three years. As a result, competition among independent manufacturers has been heightened, prices have fallen rapidly, and there has been considerable consolidation in the industry. This significant pricing pressure during the last few years has adversely affected the financial results of independent suppliers, including ours. We believe that we are currently the largest independent manufacturer of disks. Other independent manufacturers include several Japanese firms, including Mitsubishi Chemical Corporation, Fuji Electric, Showa Denko and Hoya, and Trace Storage in Taiwan.

Manufacturing

      We believe our manufacturing expertise in thin-film media is evidenced by our history of delivering reliable products in high volume. By using proprietary processes and techniques, we have produced advanced disk products that generally exhibit uniform performance characteristics. These uniform performance characteristics enhance the reliability of the drive products manufactured by our customers. In addition, these characteristics can raise production yields on our customers’ manufacturing lines, which is an important cost consideration. Manufacturing costs are highly dependent on our ability to effectively use our installed physical capacity to produce large volumes of products at acceptable yields. To improve yields and capacity utilization, we have adopted formal continuous improvement programs at each of our worldwide manufacturing operations.

      The manufacture of our thin-film sputtered disks is a complex, multi-step process that converts aluminum substrates into finished data storage media ready for use in a hard disk drive. The process requires the deposition of extremely thin, uniform layers of metallic film onto a disk substrate. To achieve this, we use a vacuum deposition, or sputtering, method similar to that used to coat semiconductor wafers. The basic process consists of many interrelated steps that can be grouped into five major categories:

1.	Sizing and Grinding of the Substrate: A raw aluminum blank substrate is sized by precisely cutting the inner and outer diameter of the blank. A mechanical grinding process is then utilized to provide a relatively flat surface on the substrate prior to nickel alloy plating.

2.	Nickel Alloy Plating and Polishing of the Substrate: Through a series of chemical baths, aluminum substrates are plated with a uniform nickel phosphorus layer in order to provide support for the magnetic layer. Next, this layer is polished to achieve flatness and smoothness at an atomic level.

3.	Texturing and Cleaning: During these process steps, a precisely controlled, fine texture is applied to the polished disk surface to allow the read/write heads of the disk drives to fly at low and constant levels and then the disks are cleaned in preparation for the sputtering process.

4.	Sputtering and Lube: By a technically demanding vacuum deposition process, magnetic layers are successively deposited on the disk and a hard protective overcoat is applied. After sputtering, a microscopic layer of lubrication is applied to the disk’s surfaces to improve durability and reduce surface friction.

5.	Glide Test and Certification: In robotically-controlled test cells, disks are first tested for surface defects optically, then for a specified glide height and finally certified for magnetic properties. Based on these test results, disks are graded against customers’ specific performance requirements.

      Most of the critical process steps are conducted in Class 100 or better clean room environments. Throughout the process, disks are handled by highly automated equipment to reduce contamination and enhance process precision. Minute impurities in materials, particulate contamination or other production problems can reduce production yields and, in extreme cases, cause production to be suspended for prolonged periods.

      Achieving low product cost is critical to our ability to achieve profitability. The cost of our products is sensitive to many factors, including production volume, yield, materials and operating supplies consumed, and manufacturing location. Our processes have required substantial investment in equipment and factory buildings. This investment leads to a high fixed cost structure, making our costs sensitive to changes in production volume. Over the last several years, we have improved our yields while advancing storage density at a rate of 100% per year. At the same time, the cost of materials and operating supplies has been reduced. We have chosen to consolidate our manufacturing activities in Malaysia in order to reduce the cost of labor and services. We believe that our future production volume, yield, and the low cost of our Malaysian location will give us the benefit of one of the lowest cost structures in the industry.

Environmental Regulation

      We are subject to a variety of environmental and other regulations in connection with our operations and believe that we have obtained all necessary permits for our operations. We use various industrial hazardous materials, including metal-plating solutions, in our manufacturing processes. Wastes from our manufacturing processes are either stored in areas with secondary containment before removal to a disposal site, or processed on-site and discharged to the industrial sewer system.

      We have continuously upgraded our wastewater treatment facilities to improve the performance and consistency of our wastewater processing. Nonetheless, industrial wastewater discharges from our facilities may, in the future, be subject to more stringent regulations. If we fail to comply with present or future regulations, part or all of our operations would be suspended or terminated. These regulations could restrict our ability to expand at our present locations or could require us to acquire costly equipment or incur other significant expenses.

Patents and Proprietary Information

      We hold over 100 and have applied for additional U.S. and foreign patents, and have entered into cross-licenses with certain of our customers. While these patents could present obstacles to the introduction of new products by competitors and possibly result in royalty-bearing licenses from third parties, we believe that our success does not generally depend on the ownership of intellectual property rights but rather on our innovative skills, technical competence, manufacturing execution, and marketing abilities. Accordingly, the patents that we hold or apply for will not constitute any assurance of our future success.

      We regard elements of our equipment designs and processes as proprietary and confidential and rely upon employee and vendor nondisclosure agreements and a system of internal safeguards for protection. In spite of these steps for protecting proprietary and confidential information, there is a risk that competitors may obtain and use such information. Further, the laws of certain foreign countries in which we do business may provide a lesser degree of protection to our proprietary and confidential information than that provided by the laws of the U.S. Moreover, from time to time we receive proprietary and confidential information from vendors, customers, and partners, the use and disclosure of which are governed by nondisclosure agreements. Through internal communication and the monitoring of use and disclosure of such information, we comply with our obligations regarding use and nondisclosure. However, despite these efforts, there is a risk that we may use or disclose this information in violation of our obligations of nondisclosure.

      We have occasionally received, and may receive in the future, communications from third parties asserting violation of intellectual rights alleged to cover certain of our products or manufacturing processes or equipment. In these cases, we evaluate whether it would be necessary to defend against the claims or to seek licenses to the rights referred to in such communications. If we must defend those claims, or if we are not able to negotiate necessary licenses on reasonable terms, our business and financial results would suffer.

Employees

      As of June 30, 2002, on a worldwide basis, we had 3,618 employees. Of the total:

•	3,586 were regular employees and 32 were employed on a temporary basis;

•	3,258 were employed in manufacturing, 253 in research, development, and engineering, and 107 in sales, administrative, and management positions; and

•	450 were employed in the U.S., and 3,168 at offshore facilities.

      We believe that our future success will depend in large part upon our ability to continue to attract, retain, and motivate highly skilled and dedicated employees. We have no employees who are represented by a labor union, and we have never experienced a work stoppage.

Properties

      The following table summarizes the size, location, and current status of our facilities:

		Current Lease	Renewal
Location	Description	Term Expires	Options	Square Feet

Leased Facilities
San Jose, California	Headquarters and R&D Center	Jan. 2007	20 Years	188,000
San Jose, California	Subleased to another company	April 2007	20 Years	82,000
Hayward, California	Warehouse	March 2004	—	30,000
*Santa Rosa, California	Manufacturing and R&D	April 2004	2 5-year options	44,000
Owned Facilities
Fremont, California	Manufacturing; held for sale	—	—	182,000
Eugene, Oregon	Manufacturing; held for sale	—	—	106,000
Penang, Malaysia	Manufacturing	—	—	615,000
Sarawak, Malaysia	Manufacturing	—	—	275,000

*	This property has been idled by the KMT Shutdown.

Legal Proceedings

      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 24, 2001. The petition was filed with the United States Bankruptcy Court for the Northern District of California. The plan, as amended, was approved on May 9, 2002 and became effective on June 30, 2002. As of that date, we emerged from bankruptcy and began operating under a new capital structure.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth the name, age and other certain other information with respect to our executive officers and directors as of September 30, 2002. No family relationship exists between any of the directors or executive officers of our company.

Name	Age	Position

Thian Hoo Tan	54	Chief Executive Officer and Chairman of the Board
Michael A. Russak	56	President and Chief Technical Officer
Christopher H. Bajorek	59	Executive Vice President, Advanced Technology
Ray L. Martin	59	Executive Vice President, Sales and Customer Service
Peter S. Norris	51	Executive Vice President, Strategic Business Development
Kathleen A. Bayless	46	Vice President, Chief Financial Officer
William G. Hammack	53	Vice President, Human Resources
Kamran Honardoost	40	Vice President, New Product Introduction and Design
Tsutomu T. Yamashita	48	Vice President, Process Development
Paul Brahe(2)	33	Director
Chris A. Eyre(1)	56	Director
Neil S. Subin(3)	38	Director
Kenneth Swim(1)	68	Director
David G. Takata(3)	39	Director
Harry Van Wickle(2)	56	Director
Raymond H. Wechsler(2)	57	Director
Michael Lee Workman(1)	45	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Nominating Committee

      Mr. Thian Hoo Tan joined our company in 1989, and started our first San Jose, California, manufacturing facility in 1989, our Penang operations in 1993, and our Sarawak operations in 1996. Mr. Tan returned to the U.S. and assumed the position of Senior Vice President, Worldwide Operations, from 1996 through his appointment to his present position of Chief Executive Officer in 1999. Before joining our company, Mr. Tan was Vice President of Operations at HMT. Mr. Tan holds B.S. and M.S. degrees in Physics from the University of Malaya in Kuala Lumpur.

      Dr. Russak joined our company in October, 2000, as Chief Technical Officer and Executive Vice President of Research and Development after our merger with HMT. He was appointed President and Chief Technical Officer of Komag in January 2001. Previously, Dr. Russak was with HMT, which he joined in 1993 as Vice President – Research and Development. He subsequently became Chief Technical Officer in 1998 and Executive Vice President – Research & Development and Chief Technical Officer in 1999. From 1985 to 1993, Dr. Russak held several staff and management positions with IBM. Dr. Russak holds a B.S. in Ceramic Engineering and a Ph.D. in Materials Science from Rutgers University.

      Dr. Bajorek joined our company in 1996 as Senior Vice President and Chief Technical Officer. He became our Executive Vice President and Chief Technical Officer in January 2000, and then was appointed Executive Vice President, Advanced Technology, in October 2000. Before joining our company, Dr. Bajorek was Vice President, Technology Development and Manufacturing, for IBM. He holds a Ph.D. degree in Electrical Engineering and Business Economics from the California Institute of Technology. Dr. Bajorek is one of ten scientists awarded the Millennium award by the Magnetics Society of the IEEE in 2000. He also received the 2002 Reynold B. Johnson

IEEE Information Storage Award for leadership in the development and manufacturing of magneto resistive recording heads for data storage devices.

      Mr. Martin joined our company in 1997 as Vice President, Product Assurance and Product Test, and became our Senior Vice President, Customer Sales and Service in 1998. In 2001, Mr. Martin became our Executive Vice President, Sales and Customer Service. From 1990 to 1997, he was Director of Process and Technology at Quantum Corporation. Prior to working at Quantum, Mr. Martin held a number of management and engineering positions at several leading disk drive manufacturers, including Western Digital, Seagate Technology, and IBM. Mr. Martin holds a B.S. degree in Mechanical Engineering from Kansas State University.

      Mr. Norris joined our company in October, 2000 as Executive Vice President, Strategic Business Development, after the merger with HMT. He joined HMT in 1995 as Vice President, Finance, Chief Financial Officer and Treasurer and became its Executive Vice President, Finance, Chief Financial Officer and Treasurer in 1999. From 1975 to 1995, Mr. Norris worked for General Instrument Corporation. Mr. Norris holds a B.A. degree in Economics from Upsala College.

      Ms. Bayless joined our company in 1994 as Corporate Controller, became a Vice President in 2000 and became our Chief Financial Officer in September 2002. Before joining us, Ms. Bayless worked for the public accounting firm of Ernst & Young, LLP. Ms. Bayless holds a B.S. degree in Accounting from California State University Fresno and is a Certified Public Accountant.

      Mr. Hammack joined our company in June, 2002 as Vice President, Human Resources. Mr. Hammack is a veteran manager with thirty years of experience in the human resources field, primarily with technology companies. He has provided service to companies from a few hundred employees, to over ten thousand, with facilities throughout the world. His background includes creating Human Resource departments and programs for startup companies such as Zambeel Inc., a Kleiner/ Perkins and NEA storage startup, QRS Corporation, a multinational leader in electronic commerce solutions, and General Electric Medical Systems/ Diasonics, a multinational provider of medical imaging and diagnostic instruments. Mr. Hammack holds a B.A. degree from San Diego State University.

      Mr. Honardoost joined our company in October, 2000 as Vice President, New Product Introduction and Design, after the merger with HMT. He joined HMT in 1991, and became its Vice President, New Product Development in 1998. He previously held the title of Executive Director, New Product Development for HMT. Prior to HMT, he worked for Nashua Corporation (previously Lin Data Corporation) from 1984 to 1991. Mr. Honardoost holds a B.S. degree in Mechanical Engineering from Fresno State University and an M.S. degree in Thermo/ Air Dynamics from San Jose State University.

      Mr. Yamashita joined our company in 1984 as an engineer, and became Vice President, Research and Development in 1995. Mr. Yamashita currently serves as Vice President, Process Development. Mr. Yamashita holds a B.S. degree in Chemistry and an M.S. degree in Materials Science from Stanford University.

      Mr. Brahe has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Brahe is currently affiliated with Tiburon Research, a consulting group he founded in 2001. From 2000 through 2001, and also from 1994 through 1998, he was a partner and portfolio manager for Apodaca Investment Group. From 1998 through 2000, Mr. Brahe served as a principal and also as Director of Research for Preferred Capital Markets. Mr. Brahe holds a B.A. degree from Stanford University.

      Mr. Eyre has served as a member of our Board of Directors since September 1983. Mr. Eyre served as Chairman of the Board from October 2000 to June 2002. He has been the managing Director of Legacy Venture, a philanthropic venture capital fund since March, 2001. Mr. Eyre has been a private investor for many years and from 1976 to 1987 served as a general partner of Merrill, Pickard, Anderson & Eyre, and a Vice President of its predecessor, BankAmerica Capital, entities which managed a series of venture capital partnerships. Mr. Eyre holds a B.S. degree from Utah State University and an M.B.A. from Harvard.

      Mr. Subin has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Subin is currently Managing Director and President of Trendex Capital Management, a private hedge fund focusing primarily on financially distressed companies, which he formed in 1991. Mr. Subin is also currently a member of the Board of Directors of Nucentrix Broadband Networks, Inc., First Avenue Networks, Inc., New Alliance Insurance Company and Dynacore Holdings Corp. Mr. Subin has been actively involved in the formation of, and has served on, official and ad hoc committees of debt and equity security holders in restructuring of companies including The Lionel Corporation, The Zale Corporation, R.I.I., Macy & Co., Interco, Inc., Hillsborough Holdings Corp./ Jim Walter Corp., Morrison Knudsen Corp., Flagstar Cos., Anacomp, Inc., UDC Homes, Inc., Trans World Airlines, Inc., Buenos Aires Embotteladora S.A., Golden Books Family Entertainment, Inc., Boston Chicken, Inc., Iridium LLC, Metricom, Inc., and the Federal Mogul Corporation. Mr. Subin holds a B.A. degree from Brooklyn College.

      Mr. Swim has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. In 1997 Mr. Swim retired after enjoying 35 years in the aerospace business, most recently as President of the Lockheed Martin Management and Data Systems Company. Mr. Swim is a veteran in the business of national security and held key management positions with the U.S. Navy, the Nordem Division of United Aircraft, and General Electric’s Space Division and their Strategic Systems Department. Mr. Swim has served on the Board of Directors for many companies, including the United Way, the Navy League, the Philadelphia Chamber of Commerce, AFCEA, the Security Affairs Support Association, the Philadelphia Museum of Art and the Philadelphia Opera Company. Mr. Swim holds a B.A. degree in Liberal Arts and a B.S. degree in Electrical Engineering from Columbia College, and an M.S. in Electrical Engineering from the University of New Mexico.

      Mr. Takata has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Takata recently established Engage Capital, an independent investment firm. From 1999 through 2001, Mr. Takata served as the Senior Vice President of Equity Research, Technology Group, of Gerard Klauer Mattison. From 1994 through 1999, Mr. Takata was Vice President of Equity Research, Technology Group of Gruntal & Company, a full service investment firm, and from 1986 to 1991, he was Manager of Computer Security for Hughes Aircraft Company. Mr. Takata holds a B.S. degree in Business Administration, with emphasis in Finance from California State University in Fresno.

      Mr. Van Wickle has served as a member of our Board of Directors since October 2000 when we merged with HMT. Mr. Van Wickle served as a member of HMT’s Board of Directors from May 1998 to October 2000. Mr. Van Wickle has been President and Chief Executive Officer of Intarsia Corporation, an integrated electronic component design and manufacturing company from 1997-2000. Mr. Van Wickle is a 30-year veteran in semiconductor and disk drive manufacturing. From 1974 to 1992, Mr. Van Wickle held management positions at Texas Instruments, Fairchild Semiconductor, AT&T and Micropolis Corporation. From 1992 and prior to joining Intarsia, he was a Vice President in Operations of Dastek, a subsidiary of Komag; Vice President of Manufacturing at Cypress Semiconductor; and President of Alphatec Electronics Corporation. Mr. Van Wickle holds a B.A. degree from Hobart College.

      Mr. Wechsler has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Wechsler is currently Chairman and Chief Executive Officer of American Equity Partners, Inc., a holding company that was formed in 1992 to specifically focus on the restructuring of financially distressed companies. Mr. Wechsler has held executive officer positions at several companies, including Mueller Industries, Accessory Place, Inc., United Press International, ERC Industries, Inc., Protect Services Industries, Inc., Jos A. Bank Clothiers, Inc. and AT&T International, and is currently a member of the Board of Directors of AMC Financial, Inc., Atlantic Luggage, Inc., CFN Liquidating Trust, Galaxy Cable, Inc., Renco Metals, Inc. and Wam!net, Inc. Mr. Wechsler is a Certified Public Account and holds a B.A. from Queens University and an M.B.A. from Columbia University.

      Mr. Workman has served as a member of our Board of Directors since June 30, 2002, when we emerged from bankruptcy. Mr. Workman is currently the President and CEO of Pillar Data Systems. Prior to joining Pillar, Mr. Workman held various senior-level positions in the storage industry, including IBM Vice President of Worldwide Development for the storage technology division, Senior VP and CTO of Connor Peripherals, and Vice President of OEM Storage Subsystems for IBM. He has co-authored several books on magnetic recording and a college text on digital control, and holds more than 15 patents in circuits, control systems and digital signal processing. Mr. Workman holds a Ph.D. and an M.S. in Electrical Engineering from Stanford University, and a B.S. in Electrical Engineering from U.C. Berkeley.

Board of Directors

Class	Expiration	Members

Class I	2003	Mr. Eyre, Mr. Takata, Mr. Van Wickle
Class II	2004	Mr. Brahe, Mr. Swim, Mr. Workman
Class III	2005	Mr. Subin, Mr. Tan, Mr. Wechsler

      At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

      The board of directors has an audit committee, a compensation committee and a nominating committee. Each of the committees is comprised solely of independent directors with the exception of Mr. Eyre, who was employed as our Chairman from October 2000 through June 13, 2002. The audit committee, currently comprised of Mr. Wechsler, Mr. Van Wickle and Mr. Brahe, is primarily responsible for overseeing our financial reporting process. In discharging its responsibilities, the audit committee monitors our system of internal controls, reviews and evaluates independent auditors, including the independence of such auditors, recommends or replaces such auditors, and reports to the board the results of such auditors’ examinations and recommendations.

      The compensation committee, currently comprised of Mr. Swim, Mr. Workman and Mr. Eyre, recommends the salary of our chief executive officer to our board of directors, administers the 2002 Qualified Stock Option Plan, the Deferred Compensation Plan and the Retention Bonus Plan, and recommends to our board of directors salary and incentive compensation arrangements for officers and other employees.

      The nominating committee, currently comprised of Mr. Takata and Mr. Subin, among other things, reviews solicits and makes recommendations to our board of directors and stockholders with respect to candidates for election to the board.

Director Compensation

      Non-employee members of our board of directors receive $5,000 per fiscal quarter, a $2,000 meeting fee for each board meeting attended, and $1,000 for each board committee meeting attended, including telephonic meetings. We intend to grant each non-employee directors an option purchase 10,000 shares of our common stock in connection with his or her initial service on the board and an option to purchase an additional 5,000 shares of our common stock for each year of service as a director thereafter. All of the options held by each Board member prior to our bankruptcy were cancelled pursuant to our plan of reorganization.

Compensation Committee Interlocks and Insider Participation

      The compensation committee is currently comprised of Mr. Swim, Mr. Workman and Mr. Eyre. Mr. Eyre served and was employed as our chairman of the board from October 2000 to June 13, 2002 and was compensated for his service. Otherwise, none of these committee members has at any time been an officer or employee of our company. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past, except that Mr. Eyre previously served as our Chairman.

Limitation on Liability and Indemnification Matters

      Our amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

      Our bylaws require that we indemnify our directors and officers to the extent permitted by Delaware law. We may, in our discretion, indemnify other employees and agents to the extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any of our officers, directors, employees or other agents for any liability incurred in that capacity or arising out of that status, regardless of whether indemnification is permitted under Delaware law.

      We have also entered into agreements to indemnify our directors and officers. These agreements indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of our company, arising out of their services as one of our directors or officers, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. In addition, we have obtained directors’ and officers’ insurance providing indemnification for some of our directors, officers and employees for certain liabilities. We believe that these provisions, agreements and insurance are necessary to attract and retain qualified directors and officers.

      The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Moreover, a stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

      The following table sets forth the compensation earned by our Chief Executive Officer, and each of our four most highly compensated executive officers whose base salary and bonus for the 2001 fiscal year was in excess of $100,000 and one additional executive officer who earned in excess of $100,000, for services rendered in all capacities to us and our subsidiaries for the 2001, 2000, and 1999 fiscal years. In connection with our plan of reorganization, all outstanding options were cancelled as of June 30, 2002, the date we emerged from bankruptcy.

				Long-Term
	Annual Compensation			Compensation

				Stock Options	All Other
Name and Principal Position	Year	Salary	Bonus	Granted	Compensation

		($)(1)	($)(2)	(# of Shares)	($)
Thian Hoo Tan	2001	423,077	43,269	500,000	2,539	(3)
Chief Executive Officer	2000	400,001	11,269	104,795	625	(3)
	1999	331,399	—	1,714,595	625	(3)

Michael A. Russak(6)	2001	334,231	200,000	200,000	4,260	(3)
President and Chief	2000	63,779	—	83,230	—
Technical Officer	1999	—	—	—	—

Christopher H. Bajorek	2001	374,999	36,058	106,000	1,969	(3)
Executive Vice President —	2000	374,999	8,941	83,230	1,070,631	(3)(4)
Advanced Technology	1999	372,922	—	466,460	723	(3)

Ray L. Martin	2001	287,500	28,846	—	4,387	(3)(5)
Executive Vice President —	2000	275,001	8,941	61,960	2,821	(3)(5)
Sales and Customer Service	1999	275,464	—	201,530	3,512	(3)(5)

Peter Norris(7)	2001	237,507	24,038	—	3,689	(3)
Executive Vice President,	2000	32,021	—	83,230	—
Strategic Business Development	1999	—	—	—	—

Edward H. Siegler(8)	2001	215,000	22,115	—	2,769	(3)
Vice President, Chief	2000	198,077	12,153	104,510	625	(3)
Financial Officer and Secretary	1999	—	—	—	—

(1)	Includes salary deferred under the Komag Savings and Deferred Profit Sharing Plan. This plan was cancelled in connection with our emergence from Chapter 11 bankruptcy proceedings.
(2)	Includes amounts earned for the indicated year as retention bonuses under the Discretionary Bonus Plan. This plan was cancelled in connection with our emergence from Chapter 11 bankruptcy proceedings.
(3)	Includes the matching contributions made by us on behalf of each named executive officer to the Section 401(k) Savings Program.
(4)	Includes $1,070,006 paid by us on behalf of Mr. Bajorek in connection with settlement of a lawsuit and associated payments.
(5)	Includes $2,389 paid by us on behalf of Mr. Martin in connection with his personal use of an automobile in 2001, $2,196 in 2000, and $2,887 in 1999.
(6)	Dr. Russak joined our company in October of 2000 and became President in February of 2001.
(7)	Mr. Norris joined our company in October of 2000.

(8)	Mr. Siegler became Vice President, Chief Financial Officer and Secretary in February of 2000. Mr. Siegler resigned from the company in September of 2002.

Option Grants and Stock Grants

      All of the options to purchase our common stock that were outstanding immediately prior to our emergence from bankruptcy, including those option grants to executive officers made during fiscal 2001, were cancelled effective June 30, 2002, when we emerged from bankruptcy.

Employee Retention Bonus Plan

      The retention bonus plan is a program for the compensation, retention and severance for certain of our employees who were employed by us prior to and/or during the bankruptcy and who continue to be employed by us after we emerged from bankruptcy. The retention bonus plan provides for the following:

•	grants of up to 1,625,000 shares of common stock to eligible participants, with such restricted stock grants having a purchase price equal to the par value of our common stock of $0.01 and subject to the terms and conditions (including vesting requirement and our repurchase rights) of the applicable stock plan and restricted stock purchase agreement between us and the participant; and

•	retention bonuses equal to the amount of one week, or two weeks, in the case of certain employees and senior officers, of base salary for every quarter of continued full-time employment with us following our emergence from bankruptcy until our board of directors discontinues the plan and implements a new bonus plan.

Employment Agreements and Change of Control Agreements

      In connection with our plan of reorganization and emergence from bankruptcy, we entered into three-year employment contracts with certain of our executive officers, including the following individuals: Christopher Bajorek, Ray Martin, Peter Norris, Michael Russak, Edward Siegler and Thian Hoo Tan. These agreements provide for compensation at least equal to compensation levels as of the date immediately prior to our filing for bankruptcy (including annual market adjustments) and payments equal to 2.99 times annual compensation at the time of such termination or change in control in the event of termination without cause or a change of control of our company followed by a termination without cause within six months of such change of control event.

2002 Qualified Stock Plan

      Our stockholders approved our 2002 Qualified Stock Plan in October of 2002. Our 2002 Qualified Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

      Number of Shares of Common Stock Available under the 2002 Qualified Stock Plan. Pursuant to our plan of reorganization, we have reserved a total of 2,825,000 shares of our common stock for issuance under our 2002 Qualified Stock Plan. The number of shares available for issuance under the plan will be increased on January 1, 2005 by 750,000 shares.

      Administration of the 2002 Qualified Stock Plan. Our board of directors or, with respect to different groups of optionees, different committees appointed by our board, will administer the 2002 Qualified Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options and stock purchase rights granted, including the number of shares subject to each option or stock purchase right, the exercisability of the options and stock purchase rights and the form of consideration payable upon exercise.

      Exercise Price. 750,000 shares granted will have a per share exercise price equal to the greater of (i) $4.00 or (ii) the fair market value on March 17, 2003, an additional 450,000 shares will have a per share exercise price equal to the fair market value on March 15, 2004, and any shares added in 2005 will have a per share exercise price equal to the fair market value on March 15, 2005. Notwithstanding the foregoing, the administrator shall have the right to grant options and stock purchase rights to purchase up to 1,625,000 shares with a per share exercise price as determined by such administrator.

      Options. The administrator determines the exercise price of options granted under the 2002 Qualified Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

      No optionee may be granted an option to purchase more than 1,500,000 shares in any fiscal year. In connection with his or her initial service as an employee, an optionee may be granted an additional option to purchase up to 1,500,000 shares.

      After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

      Stock Purchase Rights. Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2002 Qualified Stock Plan. The administrator determines the purchase price of stock purchase rights granted under our 2002 Qualified Stock Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and an optionee which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

      Transferability of Options and Stock Purchase Rights. Our 2002 Qualified Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

      Adjustments upon Change in Control. Our 2002 Qualified Stock Plan provides that in the event of a change of control, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

      The administrator has the discretion to grant limited stock appreciation rights in tandem with outstanding options granted to officers subject to the short-swing profit restrictions. Upon the occurrence of a hostile take-over, each outstanding option with a limited stock appreciation right in effect for at least 6 months will be cancelled and the optionee will receive a cash distribution from us in an amount equal to the excess of the take-over price over the aggregate exercise price payable for such shares.

      Amendment and Termination of our 2002 Qualified Stock Plan. Our 2002 Qualified Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, the administrator has the authority to amend, suspend or terminate the 2002 Qualified Stock Plan provided such amendment does not impair the rights of any optionee.

Deferred Compensation Plan

      Employees at the director level and above are eligible to participate in our Deferred Compensation Plan, which provides for the deferral of compensation on a pre-tax basis. Eligible employees may elect to defer the cash value of any restricted stock award they are eligible to receive during any calendar year the plan remains in effect. All deferrals must equal 100% of the fair market value, calculated on the date of grant, of the restricted stock award that would have otherwise would have otherwise been received. In any calendar year, the election to defer the value of a restricted stock award is irrevocable and cannot be amended, except in certain circumstances of financial hardship as set forth in the plan. Distributions shall be paid in the form of shares of our common stock at such time as may be elected by each participant. The plan, which is unfunded, is administered by a committee appointed by our board of directors and may be amended or terminated at any time and for any reason by our board of directors.

2002 Employee Stock Purchase Plan

      Our stockholders approved our 2002 Employee Stock Purchase Plan in October of 2002.

      Number of Shares of Common Stock Available under the 2002 Employee Stock Purchase Plan. We have reserved a total of 300,000 shares of our common stock for issuance under our 2002 Employee Stock Purchase Plan.

      Administration. The 2002 Employee Stock Purchase Plan may generally be administered by our board of directors or a committee appointed by the board. The board has appointed our Compensation Committee as administrator of the 2002 Employee Stock Purchase Plan. The administrator may make any determinations deemed necessary or advisable for the 2002 Employee Stock Purchase Plan.

      Offering Period. The 2002 Employee Stock Purchase Plan is implemented by offering periods lasting approximately six months in duration with a new offering period commencing on the first trading day on or following the first day of the fiscal month of March and September of each year. The first offering period, however, will commence on March 1, 2003 and end on the last trading day before the end of fiscal month of August, 2003. To participate in the 2002 Employee Stock Purchase Plan, each eligible employee must authorize payroll deductions pursuant to the 2002 Employee Stock Purchase Plan. Such payroll deductions may not exceed 10% of a participant’s compensation. Compensation is generally defined as base straight time gross earnings, and may also include, in the administrator’s discretion, overtime, shift premium, commissions, incentive compensation, bonuses and other compensation. Once an employee becomes a participant in the 2002 Employee Stock Purchase Plan, common stock will automatically be purchased under the 2002 Employee Stock Purchase Plan at the end of each offering period, unless the participant withdraws or terminates employment earlier, and the employee will automatically participate in each successive offering period until such time as the employee withdraws from the 2002 Employee Stock Purchase Plan or the employee’s employment with the company terminates.

      Purchase Price. The purchase price per share at which shares will be sold in an offering under the 2002 Employee Stock Purchase Plan is the lower of

•	85% of the fair market value of a share of our common stock on the first day of an offering period; or

•	85% of the fair market value of a share of our common stock on the last day of each offering period.

      The fair market value of the common stock on a given date is generally the average of the bid and asked price of the common stock as reported on the Nasdaq Over the Counter Bulletin Board, or the closing sale price of our common stock on any exchange on which our common stock is traded, for such date.

      Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions throughout the offering period. The number of shares of common stock a participant may purchase in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during that offering period by the purchase price; provided, however, that a participant may not purchase more than 1,500 shares for each offering period, and the aggregate number of shares purchased during any offering period may not exceed 150,000 shares. During the offering period, a participant may discontinue his or her participation in the 2002 Employee Stock Purchase Plan, and may decrease or increase the rate of payroll deductions in an offering period within limits set by the administrator.

      All payroll deductions made for a participant are credited to the participant’s account under the 2002 Employee Stock Purchase Plan, are withheld in whole percentages only and are included with the general funds of the company. Funds received by us pursuant to exercises under the 2002 Employee Stock Purchase Plan are also used for general corporate purposes. A participant may not make any additional payments into his or her account.

      Withdrawal. A participant may terminate his or her participation in the 2002 Employee Stock Purchase Plan at any time by giving the company a written notice of withdrawal. In such event, the payroll deductions credited to the participant’s account will be returned, without interest, to such participant. Payroll deductions will not resume unless a new subscription agreement is delivered in connection with a subsequent offering period.

      Termination of Employment. Termination of a participant’s employment for any reason, including death, cancels his or her participation in the 2002 Employee Stock Purchase Plan immediately. In such event the payroll deductions credited to the participant’s account will be returned without interest to such participant, his or her designated beneficiaries or the executors or administrators of his or her estate.

      Adjustments Upon Changes in Capitalization. In the event of any changes in the capitalization of the company effected without receipt of consideration by the company, such as a stock split, stock dividend, combination or reclassification of the common stock, resulting in an increase or decrease in the number of shares of common stock, proportionate adjustments will be made by the board of directors in the shares subject to purchase and in the price per share under the 2002 Employee Stock Purchase Plan. In the event of liquidation or dissolution of our company, the offering period then in progress will be shortened and a new exercise date will be set and the 2002 Employee Stock Purchase Plan will terminate immediately prior to the consummation of such event unless otherwise provided by our board of directors. In the event of a sale of all or substantially all of our assets or the merger of our company with or into another corporation, each option under the 2002 Employee Stock Purchase Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

      Amendment and Termination. Our board of directors may at any time and for any reason amend or terminate the 2002 Employee Stock Purchase Plan, except that no such termination shall affect options previously granted and no amendment shall make any change in an option granted prior thereto which adversely affects the rights of any participant. Stockholder approval for amendments to the 2002 Employee Stock Purchase Plan shall be obtained in such a manner and to such a degree as required to comply with all applicable laws or regulations. The 2002 Employee Stock Purchase Plan will terminate in 2012, unless terminated earlier by our board of directors in accordance with the 2002 Employee Stock Purchase Plan.

401(k) Savings Plan

      We sponsor a 401(k) savings plan covering our U.S. employees who are at least 21 years of age. The 401(k) savings plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) savings plan and income earned on such contributions are not taxable to employees until withdrawn from the 401(k) savings plan. Subject to restrictions imposed by the Internal Revenue Code on highly compensated employees, employees may generally defer up to 99% of their pre-tax earnings up to the statutorily prescribed annual limit, which is $11,000 for the 2002 calendar year, and to have the amount of such reduction contributed to the 401(k) savings plan. The 401(k) savings plan permits, but does not require, additional matching contributions to the 401(k) savings plan. We currently match 5% of employee contributions up to the maximum matching amount equal to the lesser of (a) 2.5% of each employee’s eligible earnings or (b) $5,000. The 401(k) savings plan also provides that employees may make after-tax contributions up to 99% of their eligible earnings up to the statutorily prescribed annual limit of $40,000. The 401(k) savings plan may be amended or terminated by us at anytime, and in our sole discretion.

CERTAIN TRANSACTIONS

Related Party Transactions

      We advanced a total of $233,684 to Mr. Thian Hoo Tan during the 1998 fiscal year as a personal loan. The advances bore interest at the market rate required under the federal tax laws. The highest amount outstanding under these advances during the 2001 fiscal year was $56,563. As of December 30, 2001, the outstanding balance had been paid in full.

      Related party transactions between Western Digital and us between April 8, 1999 and June 30, 2002 (reflecting the time period Western Digital was a related party) were as follows:

	Six Months Ended	Fiscal Year Ended

	June 30, 2002	2001	2000	1999

	(in thousands)
Accounts receivable from Western Digital
Beginning of year	$23,846	$19,428	$25,313	$—
Sales	69,326	166,315	180,195	183,511
Cash receipts	(79,343)	(161,897)	(186,080)	(158,198)

End of period	$13,829	$23,846	$19,428	$25,313

      See also “Employee Retention Bonus Plan” and “Employment Agreements and Change of Control Agreements” on pages 52-53.

      We have entered into a registration rights agreement with the selling security holders which requires us to register under the Securities Act the shares of our common stock and the Senior Notes received by the selling security holders by operation of our bankruptcy plan and to keep the registration statement in effect for a five-year period. This prospectus was filed in compliance with the terms of the registration rights agreement. The selling security holders are also entitled to customary “piggyback” registration rights under the agreement as well as other related benefits. For a further description of the agreement, see “Description of Capital Stock – Registration Rights.”

Other Transactions

      We have entered into indemnification agreements with each of our executive officers and directors providing for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to execute these agreements with our future directors and officers.

      We believe that all related-party transactions described above were on terms no less favorable than could have been otherwise obtained from unrelated third parties.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to beneficial ownership of our common stock, as of September 30, 2002, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each executive officer named in the Summary Compensation Table above; and

•	all directors and executive officers as a group.

      Unless otherwise indicated, the principal address of each of the stockholders below is c/o Komag, Incorporated, 1710 Automation Parkway, San Jose, California 95131. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. Percentage of beneficial ownership is based on 22,826,283 shares of common stock outstanding as of September 30, 2002. The 22,826,283 shares of common stock outstanding as of September 30, 2002 also includes 558,660 shares of common stock to be distributed to the Class 7 general unsecured claims pursuant to our Plan of Reorganization at some point after June 30, 2002. The 22,826,283 shares of common stock does not include an aggregate of up to 3,125,000 shares of common stock to be issued to our employees under our 2002 Qualified Stock Plan and our 2002 Employee Stock Purchase Plan.

	Number of Shares of
	Common Stock Owned	Percent of Class

5% Stockholders:
Cerberus Partners, L. P.(1) 450 Park Avenue, 28th Floor New York, New York 10022-2605	9,772,142	42.8%
JDS Capital Management, Inc.(2) 780 3rd Avenue, 45th Floor New York, New York 10017 Attention: Giora Payes, Barbara Tomasulo, Joseph D. Samberg	4,146,624	18.2%
Citadel Equity Fund Ltd.(3) c/o Citadel Limited Partnership 225 West Washington St. 9th Floor Chicago, IL 60606-2492	1,912,838 (4)	8.4%
Directors and Executive Officers:
Thian Hoo Tan	None	0%
Michael A. Russak	None	0%
Christopher H. Bajorek	None	0%
Ray L. Martin	None	0%
Peter S. Norris	None	0%
Edward H. Siegler	None	0%
Paul A. Brahe	None	0%
Chris A. Eyre	None	0%
Neil S. Subin	None	0%
Kenneth Swim	None	0%
David G. Takata	None	0%
Harry Van Wickle	None	0%
Raymond H. Wechsler	None	0%
Michael Lee Workman	None	0%

(1)	As disclosed in the Schedule 13D filed by Stephen Feinberg, Stephen Feinberg exercises the sole power to vote and the sole power to direct the disposition of all of the shares of the common stock held by Cerberus Partners, L.P.

(2)	The JDS Capital Management, Inc. ownership was calculated by aggregating the ownership of the following funds: JDS Capital L.P., managed by JDS Capital Management, LLC and Dimensional Partners, Ltd., with JDS Capital Management, Inc. as a subadvisor.

(3)	The number of shares of common stock listed as owned by Citadel Equity Fund Ltd. includes shares of stock held by Citadel Credit Trading Ltd. Citadel Limited Partnership (“Citadel”) is the trading manager of each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. and consequently has voting control and investment discretion over securities held by both Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. disclaims beneficial ownership of the shares held by the other. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin disclaims beneficial ownership of the shares beneficially owned by Citadel, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd.

(4)	Includes 11,796 shares of common stock issuable upon exercise of a warrant to purchase common stock.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 50,000,000 shares of common stock, $0.01 par value. The following summary of the rights of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part and by the provisions of Delaware law.

Common Stock

      As of September 30, 2002, there were 22,826,283 shares of common stock outstanding held of record by approximately two stockholders. The holders of outstanding shares of common stock are entitled to the following rights:

•	to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;

•	one vote for each share held on all matters submitted to a vote of stockholders; and

•	upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities.

      Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefor, duly and validly issued, fully paid and nonassessible.

Warrants

      In connection with our emergence from bankruptcy, we issued warrants to purchase an aggregate of 1,000,000 shares of our common stock at a purchase price of $9.00 per share to former holders of HMT 5 3/4% convertible subordinated notes. These warrants expire on the earliest to occur of June 30, 2005, a change of control of Komag, or the transfer of all or substantially all of Komag’s assets. The number of shares underlying the warrants shall be subject to proportional adjustment for stock splits, stock dividends and other similar events.

Registration Rights

      Pursuant to a registration rights agreement we entered into in connection with the plan of reorganization, the selling security holders are entitled to require us to register under the Securities Act the sale of an aggregate of 15,729,871 shares of common stock and $107,399,400 principal amount and interest thereon of Senior Notes received by the selling security holders under the plan. Subject to limitations specified in the registration rights agreement with the selling security holders, these registration rights include:

•	Piggyback Registration Rights. An unlimited number of piggyback registration rights that require us to register sales of some or all of the selling security holders’ shares of common stock if we undertake a public offering prior to August 29, 2007 or such earlier date when all of the shares of common stock subject to the registration rights agreement can be sold without registration under the federal securities laws, subject to the discretion of the underwriters of the offering to decrease the amount that the selling security holders may register for marketing reasons; and

•	Shelf Registration Rights. The right to require us to register sales of the selling security holders’ shares and Senior Notes pursuant to a shelf registration statement covering the continuous resale of these shares. This prospectus was filed in satisfaction of this contractual obligation. These shelf registration rights expire upon the earlier of August 29, 2007 or such earlier date when all of the shares of common stock and all of the Senior Notes subject to the registration rights agreement can be sold without registration under the federal securities laws.

      We must pay all registration expenses when these registration rights are exercised, other than any underwriting discounts and commissions, which will be paid by the selling security holders. In addition, if the initial shelf registration statement has not been filed with the Securities and Exchange Commission by August 29, 2002 or declared effective by the Securities and Exchange Commission by November 27, 2002, or if the effectiveness of any shelf registration statement lapses for a period greater than allowed under the registration rights agreement, we will be obligated to pay the holders of Senior Notes and common stock penalties in the following amounts:

•	With respect to the first ninety days following the occurrence of one of the deficiencies described above, the holder of a note shall be entitled to receive payment in the amount of $0.05 per week per $1,000 principal amount of any note subject to the registration rights agreement for each full or partial week such deficiency continues, plus an additional $0.05 per week per $1,000 principal amount of such note with respect to each ninety day period following the first ninety day period until all deficiencies have been satisfied. The maximum penalty amount we are obligated to pay with respect to any note is $0.25 per week per $1,000 in principal amount of the note.

•	With respect to the first ninety days following the occurrence of one of the deficiencies described above, the holder of common stock shall be entitled to receive payment in the amount of $0.01 per week per 100 shares of common stock held by such holder and subject to the registration rights agreement for each full or partial week such deficiency continues, plus an additional $0.01 per 100 shares of common stock with respect to each ninety day period following the first ninety day period until all deficiencies have been satisfied. The maximum penalty amount we are obligated to pay with respect to each such 100 shares of common stock is $0.04 per week.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

      Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law.

      Generally, a “business combination” is defined to include mergers, asset or stock sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s outstanding voting stock.

      Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws include provisions that require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by written consent and divide the board of directors into three classes, with each class serving for a term of three years. In addition, our certificate of incorporation does not allow for cumulative voting in the election of directors.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Wells Fargo Bank Minnesota, N.A.

Nasdaq Bulletin Board Listing

      Our common stock trades on the Nasdaq Over the Counter Bulletin Board under the symbol “KOMG.”

DESCRIPTION OF THE SENIOR NOTES

      We issued the Senior Notes under an indenture between The Bank of New York, as trustee, and us. The terms of the Senior Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Other defined terms used in this description, but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. In this description, the words “Komag” or “company” or “us” or “we” refers only to Komag, Incorporated and its successors in accordance with the terms of the indenture and not to any of its subsidiaries.

      The following description is a summary of material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Senior Notes. Copies of the indenture are available as set forth below under “—Additional Information.”

      The registered holder of a Senior Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Senior Notes

      The Senior Notes:

•	are secured obligations, with certain of our property pledged as collateral (see “—Collateral and Security”);
•	are subordinated in right of payment to the debt outstanding under the $15.0 million Exit Facility (see “Description of Other Indebtedness – Exit Facility”);
•	are senior in right of payment to any of our indebtedness that is subordinated to the rights of holders of the Senior Notes;
•	are only issued in denominations of $100 and integral multiples of $100; and
•	are limited to $128,832,000 in aggregate principal amount (without taking into account any increases in principal amount as a result of the payment of pay-in-kind interest).

      Substantially all of our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the Senior Notes. While the Senior Notes will be secured obligations, the Senior Notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including any trade payables, but excluding inter-company liabilities. This is known as structural subordination. As of June 30, 2002, our subsidiaries had approximately $17.6 million of total outstanding liabilities.

      Our subsidiaries are subject to certain restrictive covenants under the indenture that limit our ability to, among other things, pay dividends or make distributions from our subsidiaries to ourselves. Additionally, our subsidiaries are subject to many of the same restrictive covenants that are applicable to us, including those restricting the ability to make loans or guarantees, issue Equity Interests, or issue or sell debt instruments (see “—Covenants”).

Principal, Maturity and Interest

      We issued Senior Notes with an aggregate initial principal amount of $128,832,000 as part of our plan of reorganization. The Senior Notes were issued in denominations of $100 and integral multiples of $100. The Senior Notes will mature on June 30, 2007. Each note shall have a cash pay interest component and a pay-in-kind, or PIK, interest component.

      We will pay interest on the cash pay portion of the Senior Notes at a rate equal to the greater of 8% per annum or 3% over the prime rate as published in The Wall Street Journal, Western Edition. We will pay interest on the PIK portion of the Senior Notes at a rate equal to 12% per annum. Interest will accrue on the Senior Notes and be payable monthly in arrears on the 15th day of each month, commencing on July 15, 2002. Interest on the Senior Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

      Commencing on July 15, 2003, we will make quarterly payments of principal on October 15, January 15, April 15 and July 15 of each year. The entire unpaid principal amount of the Senior Notes shall be due and payable on June 30 2007.

Methods of Receiving Payments on the Note

      We will pay interest on the cash pay portion of the Senior Notes at the close of business on the first day of each month that interest becomes due. With respect to the PIK portion of the Senior Notes, on each interest payment date, the outstanding principal amount of the Senior Notes and the PIK portion of the Senior Notes shall automatically be increased by the amount of the PIK interest to be paid on each interest payment date.

      We will make each quarterly principal payment on the first day of the month that each principal payment becomes due. Upon each such principal payment, the outstanding principal amount of the Senior Notes and the cash pay portion of the Senior Notes shall be reduced by the amount of the applicable principal payment.

      If a holder has given us wire transfer instructions at least 5 days prior to the record date, we will pay all principal, cash pay interest and premium, if any, on such holder’s Senior Notes in accordance with those instructions. All other payment on Senior Notes will be made at the office or agency designated by us for such purpose in the city and State of New York, or, at our option, cash pay interest may be paid by check mailed to each holder at the address set forth in the register of holders.

Paying Agent and Registrar for the Senior Notes

      Initially, The Bank of New York will serve as trustee under the indenture and will act as paying agent and registrar. We may change the paying agent or registrar at any time without notice to the holders, and either we or one of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange Senior Notes in accordance with the terms of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require such holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of a note or any portion of a note selected for redemption, except for the unredeemed portion of a note being redeemed in part. Also, we are not required to exchange or register the transfer of a note for a period of 15 days before a selection of Senior Notes to be redeemed.

Optional Redemption

      We may redeem all or a part of the Senior Notes upon notice to the holders of at least 30 days, but not longer than 60 days. The redemption price will be equal to the principal amount outstanding plus any accrued interest up to the applicable redemption date. If we elect to redeem less than all of the Senior Notes, then the amount we pay shall first be applied to the cash pay portion of the Senior Notes (including any interest accrued on the cash pay portion) until the cash pay portion of the Senior Notes is paid in full. These amounts will be applied to the principal payments in inverse order of the date on which the principal payments are to become due. If there is additional money remaining, it will then be applied to the PIK portion of the Senior Notes (including any interest accrued thereon). Again, such amounts will be applied to the principal payments on the Senior Notes in inverse order of the date on which such principal payments are due.

      We are not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

Mandatory Redemption

      We will be required to redeem all or a portion of the Senior Notes at any time the aggregate amount of certain Remaining Capital Raising Proceeds (described below) and Remaining Asset Sale Proceeds (described below) exceeds $5.0 million. Within 60 days of such an event, we will redeem the maximum principal amount of Senior Notes plus accrued interest that may be redeemed with such excess proceeds. If such proceeds are insufficient to redeem all of the Senior Notes, then the amount paid to redeem a portion of the Senior Notes shall be applied first to the cash pay portion of the Senior Notes (including any interest accrued thereon), with such amounts applied to the principal payments in inverse order to the date on which such principal payments are due. If there is additional money remaining after payment of the cash pay portion of the Senior Notes, it will then be applied to the PIK portion of the Senior Notes (including any interest accrued thereon). Again, such amounts will be applied to the principal payments on the Senior Notes in inverse order of the date on which such principal payments are due. Aside from the foregoing, we are not required to make any mandatory redemption payments or sinking fund payments with respect to the Senior Notes.

Remaining Capital Raising Proceeds

      We are permitted under the terms of the indenture to transfer, convey, sell, lease or otherwise dispose of our Equity Interests (as defined below) or to issue or sell certain of our debt instruments. However, if we do any of the foregoing, then no later than the business day following the date of receipt of the proceeds thereof, we must use 100% of the Net Proceeds (as defined below) (or such lesser amount of Net Proceeds as approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes) to prepay the outstanding balance, if any, under the Exit Facility, and to permanently reduce the loan commitments thereunder by the amount prepaid. If there are any proceeds remaining, the indenture requires us to use 50% of such proceeds (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes), the Remaining Capital Raising Proceeds, to redeem the maximum principal amount of the Senior Notes that may be redeemed, as described above, and assuming that the Remaining Capital Raising Proceeds exceed $5.0 million.

      Pending the final applications of any such proceeds, we or our subsidiaries may invest such proceeds in accordance with the terms of the indenture. Such investments shall be held in an account in which the trustee shall have a first priority perfected security interest for the benefit of the holders of Senior Notes, subject to Permitted Priority Liens (as defined below), and subject to the Senior Notes Intercreditor Agreement and the Junior Notes.

Remaining Asset Sale Proceeds

      Subject to certain conditions specified in the indenture, we may consummate an Asset Sale (as defined below). However, in the event of any such an Asset Sale, no later than the business day following the date of receipt of any Net Proceeds from an Asset Sale, we must apply 100% of such Net Proceeds to repay Indebtedness (as defined below) with respect to Permitted Priority Liens (as defined below) secured by the asset so sold and pay down the outstanding balance, if any, under the Exit Facility (or such lesser amount of the outstanding balance of the Exit Facility as approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes), and to permanently reduce the loan commitments thereunder by the amount prepaid. If there are any proceeds remaining, the indenture requires us to use 50% of any remaining Net Proceeds from any Asset Sale (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes) as follows: (x) up to $20.0 million of such amount may be deposited into the Escrow Account; and (y) to the extent not deposited into the Escrow Account, we shall use such amount, the Remaining Asset Sale Proceeds, to redeem the maximum principal amount of the Senior Notes that may be redeemed, as described above, and assuming that the Remaining Asset Sale Proceeds exceed $5.0 million.

      Pending the final applications of any Net Proceeds from Asset Sales, we or our subsidiaries may invest such Net Proceeds in accordance with the terms of the indenture. Such investments shall be held in an account in which the trustee shall have a first priority perfected security interest, subject to Permitted Priority Liens (as defined below), for the benefit of the holders of Senior Notes, and subject to the Senior Notes Intercreditor Agreement and the Junior Notes.

Notice of Redemption

      We will mail a notice of redemption by first class mail to each holder at least 15 days, but not more than 60 days, before the redemption date. No Senior Notes in amounts of less than $1,000 will be redeemed in part. Senior Notes selected shall be in amounts of $1,000 or whole multiples of $1,000; except in cases where all of the Senior Notes of a holder are to be redeemed and the entire outstanding amount is not a multiple of $1,000. On and after the redemption date, no interest will accrue on the Senior Notes or the portions of the Senior Notes called for redemption. Once notice of redemption is mailed, the Senior Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price.

Selection of Senior Notes to be Redeemed

      If less than all of the Senior Notes are to be redeemed at any time, the trustee shall select the Senior Notes to be redeemed among the holders in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed in the United States, or, if the Senior Notes are not listed, on a pro rata basis. To the extent that the trustee determines that selection on a pro rata basis is not feasible, the trustee shall select the Senior Notes by lot or in accordance with any other method the trustee considers fair and appropriate.

      In the event of partial redemption by lot, the particular Senior Notes to be redeemed shall be selected at least 15, but not more than 60 days, prior to the redemption date by the trustee from the outstanding Senior Notes not previously called for redemption; provided, however, that if more than one class of Senior Notes is outstanding, the Senior Notes of each such class shall be redeemed as follows. In the event of a redemption to be applied to the cash pay portion of Senior Notes, such Senior Notes will be redeemed in proportion to the aggregate cash pay portion of such class. In the event of a redemption to be applied to the PIK portion of Senior Notes, such Senior Notes will be redeemed in proportion to the aggregate PIK portion of such class.

Covenants

      We are subject to numerous covenants, the terms of which are set forth in detail in the indenture. The following is not a restatement of the indenture in its entirety and, accordingly, we urge you to read the indenture, which more completely defines your rights as a holder of the Senior Notes. The following is a summary of certain of the covenants in the indenture that will apply to the Senior Notes and to us.

Reports

      Whether or not required by the SEC, so long as any Senior Notes are outstanding (unless defeased in a Legal Defeasance (see “Description of the Senior Notes – Legal Defeasance and Covenant Defeasance”), we shall furnish to the trustee and the holders, within the time periods specified in the Commission’s rules and regulations:

•	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file those Forms with respect to the annual information only, a report on the annual consolidated financial statements by KPMG or other independent certified public accountants of recognized national standing; and

•	all current reports that we will be required to be filed with the Commission on Form 8-K if we will be required to file such reports.

      Additionally, for so long as the Senior Notes are outstanding (unless defeased in a Legal Defeasance) we shall also provide the following:

•	in each case as soon as available, but in any event no later than thirty (30) days after the end of each calendar month, our (A) unaudited consolidated balance sheet and our consolidated subsidiaries; and (B) our unaudited statements of cash flows and our consolidated subsidiaries for such period and year to date; and

•	in each case as soon as available, notice of filing or delivery of all reports which we send to our security holders generally and copies of all reports and registration statements which we or any of our subsidiaries file with the Commission or any national securities exchange.

      So long as the Senior Notes are outstanding (unless defeased in a Legal Defeasance), at the request of each Eligible Holder (as defined below) that has entered into a confidentiality agreement on reasonable and customary terms obligating such holder to keep the information furnished to such holder confidential, we shall furnish to each such holder as soon as practicable, and in any event no later than 15 days prior to the commencement of each fiscal quarter, until such holder notifies us in writing that it no longer wishes to receive information, the projected income statement, balance sheet, statement of cash flow and forecasts for ourselves and our Consolidated Subsidiaries, prepared on a quarterly basis, for the following four fiscal quarters, which shall include the projected revenues and expenses, including, without limitation, Capital Expenditures, Consolidated EBITDAR, Adjusted Tangible Net Worth, Adjusted Net Working Capital, unit volumes, average selling prices, and the underlying assumptions therefor, all in reasonable detail and certified by a duly authorized Officer of our Company as being prepared by us in good faith. The mere inclusion of any information in the forecasts and financial information provided by us shall not be determinative of the existence of a Default or Event of Default (see “Description of the Senior Notes – Events of Default and Remedies”).

Notices

      So long as any of the Senior Notes are outstanding, we are required to deliver to the trustee, the following:

•	notice of any Default or Event of Default, material litigation or a material adverse change;

•	notice of any “prohibited transaction,” termination event or other similar event relating to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or the Pension Benefit Guaranty Corporation;

•	notices relating to environmental hazards;

•	other information and data with respect to our business affairs and financial condition or that of our subsidiaries provided that we may condition disclosure of any such information or date on our receipt of a confidentiality agreement on reasonable and customary terms obligations such person to keep the information furnished by us confidential;

•	notice of any default under the any debt instrument involving in excess of $1,000,000 of Indebtedness outstanding or any default under the Exit Facility; and

•	notice of any change in applicable law that has the effect of encumbering or restricting in any way the ability of any of our subsidiaries to (1) pay dividends or make any other distributions on its capital stock to us or any of our subsidiaries; (2) make loans or advances to us or any of our subsidiaries; or (3) transfer any of their respective properties or assets to us or any of our subsidiaries.

Dividends

      Except with respect to our preferred stock issued pursuant to Section 4.13 of the indenture, we may not, so long as any Senior Notes are outstanding, declare or pay any dividends, purchase or otherwise acquire for value our capital stock now or hereafter outstanding, or make any distribution of assets to our stockholders as such, or permit any of our subsidiaries to purchase or otherwise acquire for value any of our capital stock.

Dividends and Other Payment Restrictions Affecting Our Subsidiaries

      We are not permitted and shall not permit any of our subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any subsidiary to:

•	pay dividends or make any other distributions on its capital stock to us or any of our subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to us or any of our subsidiaries;

•	make loans or advances to us or any of our subsidiaries; or

•	transfer any of their respective properties or assets to us or any of our subsidiaries.

      However, the restrictions above shall not apply to encumbrances or restrictions existing under or by reason of:

•	the indenture, the Senior Notes, the Collateral Documents or any of the documents governing the Exit Facility or the Junior Notes;

•	applicable law;

•	any instrument governing Indebtedness or capital stock of a person acquired by us or any of our subsidiaries in effect at the time of the acquisition (except to the extent that Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, provided, that in the case of Indebtedness, the Indebtedness was permitted by the terms of this Indenture to be incurred;

•	customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business;

•	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (c) of the preceding paragraph;

•	any restriction or encumbrance contained in contracts for the sale of assets permitted by the indenture, provided, that such restrictions or encumbrances relate only to the assets being sold pursuant to these contracts;

•	Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to the Lien; and

•	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Loans, Indebtedness, Investments, Secondary Liabilities

      Other than as permitted by the indenture, for so long as any Senior Notes are outstanding, we shall not, and shall not permit any of our subsidiaries to (i) make or permit to remain outstanding, any loan or advance to, (ii) incur, assume, guarantee, become or be liable in any manner in respect of, suffer to exist, induce or otherwise become contingently liable for, directly or indirectly, any Indebtedness of (each of the foregoing items in this clause (ii) referred to as “incur”) or (iii) own, purchase or acquire any stock, obligations or securities of or any other interest in, or make any capital contribution to, any person, except that we and our subsidiaries may:

           (a)          own, purchase or acquire (i) certificates of deposit, time deposits and bankers’ acceptances issued by (A) any financial institution organized and existing under the laws of the United States of America or any state thereof, or (B) with respect to any Subsidiary domiciled outside the United States of America, any financial institution located in the same jurisdiction of such Subsidiary, which financial institution is an eligible institution (as designated by Bank Negara Malaysia form time to time as anchor banks) or a financial institution that has, together with its parent financial institution, a combined capital and surplus of at least $100.0 million in an amount consistent with past practices but in no event shall such deposits in all such overseas financial institutions in the aggregate exceed the greater of $12.0 million or 20% of our cash (including cash equivalents) and that of our subsidiaries calculated on a consolidated basis, (ii) commercial paper rated Moody’s P-2 or better or S&P’s A-2 or better, (iii) obligations or instruments issued by or guaranteed by an entity designated as S&P’s A-2 or better, or Moody’s P-2 or better or the equivalent by a nationally recognized credit agency, (iv) municipal bonds and other governmental and corporate debt obligations rated S&P’s A or better or Moody’s A-2 or better, (v) direct obligations of the United States of America or its agencies and (vi) obligations guaranteed or insured by the United States of America;

           (b)           acquire and own stock, obligations or securities received in connection with Indebtedness created in the ordinary course of business owing to us or one of our subsidiaries;

           (c)           continue to own the existing capital stock of our subsidiaries;

           (d)           endorse negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

           (e)           make loans, advances to or investments in one of our subsidiaries in connection with the normal operations of the business of such subsidiary and allow our subsidiaries to make or permit to remain outstanding advances from the our to us;

           (f)           make or permit to remain outstanding loans or advances to our subsidiaries or enter into or permit to remain outstanding guarantees in connection with the obligations of our subsidiaries;

           (g)           make or permit to remain outstanding (A) loans or advances to us or our subsidiaries’ officers, stockholders or employees, which, in the aggregate, would not exceed $3.0 million during the term of this Indenture, (B) loans to us or our subsidiaries’ vendors, in the ordinary course of our business, which, in the aggregate, do not exceed $500,000, (C) progress payments to us or our subsidiaries’ vendors made in the ordinary course of our or our subsidiaries’ business, and (D) (i) loans or advances for the purpose of purchasing our or our subsidiaries’ shares of stock pursuant to its employee stock purchase or option plans, (ii) advances for salary, travel and other expenses, advances against commission and other similar advances made to officers or employees in the ordinary course of our or our subsidiaries’ business, and (iii) loans or advances to or for the benefit of our or our subsidiaries’ officers, directors or employees in connection with litigation and other proceedings involving such persons by virtue of their status as officers, directors or employees of us our subsidiaries, respectively; provided, that such loans or advances made pursuant to this clause (D), together with all loans and advances made pursuant to clause (A), may not exceed $3.0 million in the aggregate at any time outstanding, and provided, further, that loans or advances made pursuant to clause (D)(iii) above, that we were required to make pursuant to any indemnification agreement approved by our Management Committee or its organizational documents shall not constitute a breach of this clause (g);

           (h)           make investments under our deferred compensation plans for the benefit of our or our subsidiaries’ employees;

           (i)           incur (A) subject to certain limited exceptions, Indebtedness securities, promissory notes or similar types of instruments related to financing (collectively, debt instruments), if and only if such debt instruments are subordinated and junior to the Senior Notes pursuant to a subordination agreement reasonably acceptable to the trustee or (B) any Permitted Refinancing Indebtedness with respect to Indebtedness incurred pursuant to this clause (i);

           (j)           incur Indebtedness on account of a Permitted Lien;

           (k)           incur Indebtedness under the Exit Facility or under any Permitted Refinancing Indebtedness with respect to Indebtedness incurred pursuant to this clause (k);

           (l)           incur Permitted Refinancing Indebtedness;

           (m)          incur Indebtedness evidenced by the Junior Notes; and

           (n)           incur Indebtedness in the ordinary course of business consisting of standby letters of credit, bank guarantees or similar arrangements in favor of suppliers, equipment vendors and the like in an aggregate principal amount outstanding at any one time not in excess of $5.0 million, provided that such Indebtedness was incurred in lieu of deposit arrangements that would otherwise have been required by such suppliers, equipment vendors and the like.

Capital Raising Events

      We are not permitted to and will not permit any of our subsidiaries to:

           (a)          issue any Equity Interests in us other than to one of our wholly-owned subsidiaries or pursuant to employee benefit plans approved by our management committee,

           (b)          transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any of our subsidiaries other than to us or to one of our other wholly-owned subsidiaries or pursuant to employee benefit plans approved by our management committee, or

           (c)          issue or sell any debt instruments.

      Notwithstanding the above restrictions, under certain circumstances, we may transfer, convey, sell, lease or otherwise dispose of Equity Interests or, issue or sell our Debt Instruments if we comply with the restrictions on use of Net Proceeds from such sales as described above in the sections captioned “Mandatory Redemption – Remaining Capital Raising Proceeds”.

Asset Sales

      We are not permitted to and shall not permit any of our subsidiaries to, consummate an Asset Sale unless:

           (a)          we, or our subsidiary, as the case may be, receives (i) consideration at the time of the Asset Sale at least equal to the fair market value of the assets issued, sold or otherwise disposed of or (ii) in the case of a lease of assets that constitute an Asset Sale, a lease providing for rents or other consideration which are no less favorable to us or our Subsidiary, as the case may be, than the prevailing market conditions;

           (b)          our management committee adopts a resolution evidencing its determination that such consideration constitutes fair market value, or such lease payments are at prevailing market conditions, as the case may be, as certified in an officers’ certificate delivered to the trustee; and

           (c)          at least 75% or, with the approval of our management committee, 50%, of the consideration therefor received by us or our subsidiary is in the form of cash (including cash equivalents); provided, that:

(1) any of our or our subsidiary’s liabilities (as shown on our or our subsidiary’s most recent balance sheet) (other than contingent liabilities and liabilities that are by their terms subordinated to the Senior Notes) that are assumed by the transferee of any of those assets under a customary novation agreement that unconditionally releases us or our subsidiary, as the case may be, from further liability will be deemed to be cash for purposes of this provision; and

(2) any securities, notes or other obligations received by us or our subsidiary from the transferee that are promptly, but in any event within 30 days of receipt, converted by us or our subsidiary into cash (to the extent of the cash received in that conversion) will be deemed to be cash for purposes of this provision.

      Additionally, even if we comply with the above restrictions on Asset Sales, we are restricted in the use of the Net Proceeds from such an Asset Sale. See “Mandatory Redemption – Remaining Asset Sale Proceeds.”

Adjusted Tangible Net Worth

      We are not permitted to allow our Adjusted Tangible Net Worth on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Minimum Adjusted Tangible Net Worth:

September 30, 2002	$88,462,000
December 31, 2002	82,906,000
March 31, 2003	80,386,000
June 30, 2003	76,845,000
September 30, 2003	72,951,000
December 31, 2003	70,775,000
March 31, 2004	70,857,000
June 30, 2004	69,739,000
September 30, 2004	68,033,000
December 31, 2004	68,562,000
March 31, 2005	70,678,000
June 30, 2005	71,564,000
September 30, 2005	72,204,000
December 31, 2005	75,332,000
March 31, 2006	79,897,000
June 30, 2006	84,125,000
September 30, 2006	88,761,000
December 31, 2006	96,261,000
March 31, 2007	107,753,000
June 30, 2007	116,554,000

Minimum Adjusted Net Working Capital

      We are not permitted to allow our Adjusted Net Working Capital on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Minimum Adjusted Net Working Capital:

September 30, 2002	$13,000,000
December 31, 2002	18,000,000
March 31, 2003	21,308,000
June 30, 2003	18,693,000
September 30, 2003	20,049,000
December 31, 2003	21,812,000
March 31, 2004	26,857,000
June 30, 2004	24,962,000
September 30, 2004	29,295,000
December 31, 2004	34,468,000
March 31, 2005	42,574,000
June 30, 2005	48,744,000
September 30, 2005	56,210,000
December 31, 2005	59,794,000
March 31, 2006	71,296,000
June 30, 2006	80,799,000
September 30, 2006	91,666,000
December 31, 2006	103,506,000
March 31, 2007	103,506,000
June 30, 2007	103,506,000

Total Cash Debt Service Coverage Ratio

      We are not permitted to allow the Total Cash Debt Service Coverage Ratio on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Cash Debt Service Ratio:

December 31, 2002	2.00
March 31, 2003	2.00
June 30, 2003	2.00
September 30, 2003	2.00
December 31, 2003	2.00
March 30, 2004	1.80
June 30, 2004	1.60
September 30, 2004	1.70
December 31, 2004	1.80
March 31, 2005	1.90
June 30, 2005	2.00
September 30, 2005	2.00
December 31, 2005	2.00
March 31, 2006	2.00
June 30, 2006	2.00
September 30, 2006	2.00
December 31, 2006	2.00
March 31, 2007	2.00
June 30, 2007	2.00

Capital Expenditures

      We are not permitted to make Capital Expenditures for our company and our subsidiaries in excess of $30.0 million in the aggregate in any fiscal year.

Consolidated EBITDAR

      We are not permitted to allow, for the applicable quarter, the greater of our and our consolidated subsidiaries’ (i) Annualized Consolidated EBITDAR and (ii) Consolidated EBITDAR for our most recently ended four full fiscal quarters to be less than the amount set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Consolidated EBITDAR:

December 31, 2002	$20,000,000
March 31, 2003	26,841,000
June 30, 2003	38,540,000
September 30, 2003	40,146,000
December 31, 2003	41,825,000
March 31, 2004	43,852,000
June 30, 2004	45,932,000
September 30, 2004	48,107,000
December 31, 2004	50,676,000
March 31, 2005	52,776,000
June 30, 2005	54,841,000
September 30, 2005	56,889,000
December 31, 2005	59,095,000
March 31, 2006	61,419,000
June 30, 2006	63,661,000
September 30, 2006	65,952,000
December 31, 2006	68,401,000
March 31, 2007	71,674,000
June 30, 2007	74,896,000

Advances to Subsidiaries

      All advances to subsidiaries made by us or any of our subsidiaries (other than (x) equity contributions and (y) advances to subsidiaries with a maturity date of less than 90 days from the date of such advance not to exceed $5.0 million for any one subsidiary or $8.0 million in the aggregate for all subsidiaries) shall be evidenced by intercompany notes in favor of us or such subsidiary. Intercompany notes in favor of us shall be pledged pursuant to the Collateral Documents to the Trustee as Collateral to secure the Senior Notes. Each intercompany note shall be payable upon demand and will bear interest at a rate equal to the then current fair market interest rate.

      If an intercompany advance to one of our subsidiaries, where assets constitute part of the Collateral, is evidenced by an intercompany note, and if the applicable subsidiary of our company that is the maker of such intercompany note proposes to remit monies to us, we shall cause such subsidiary to distribute such monies to us, directly or indirectly, by means of a dividend or other manner and not as a repayment of the Indebtedness evidenced by the applicable intercompany note; provided, however, that:

•	monies may be distributed to us as repayment of the Indebtedness evidenced by an intercompany note so long as, after giving effect thereto, the aggregate amount of Indebtedness evidenced by the Komag Malaysia

Intercompany Notes and of the Komag Bermuda Intercompany Notes is not less than $100.0 million in the aggregate; and

•	on and after December 31, 2005, monies may be distributed to us as repayment of the Indebtedness evidenced by the Komag Malaysia Intercompany Notes or of the Komag Bermuda Intercompany Notes if, to the extent that such monies result in the aggregate amount of Indebtedness evidenced by such Intercompany Notes to be less than $100.0 million, such monies are used by us in the ordinary course of our business or to repay the notes in accordance with the terms of the indenture.

Restrictions on Senior or Pari Passu Indebtedness

      Except as expressly permitted pursuant to the terms of the indenture, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, create, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to or become responsible for any Indebtedness that is senior or pari passu in any respect in right of payment to the Senior Notes.

Escrow Account

      In the event that we deposit any amounts in the Escrow Account in connection with an Asset Sale, we:

           (a)     may withdraw all or any portion of such amounts (i) to redeem the Senior Notes in accordance with the terms of the indenture (in which case, any amounts so withdrawn shall constitute Remaining Asset Sale Proceeds) or (ii) for any other purpose not otherwise prohibited by the terms of the indenture so long as, at the time of such withdrawal, we are in compliance with the covenants in the indenture and the representations and warranties contained in certain specified sections of the Exit Facility are true and correct in all respects, as certified in an Officers’ Certificate delivered to the trustee prior to such withdrawal; and

           (b)     will be obligated to re-deposit in the Escrow Account any amounts withdrawn from the Escrow Account pursuant to clause (a)(ii) above at the time, and in the amount, that we would have been required to pay down the Exit Facility as in effect immediately prior to the payment in full of the Exit Facility to the extent such amounts shall not have been used to redeem the Senior Notes in accordance with the terms of the indenture (in which case, any amounts so withdrawn shall constitute Remaining Asset Sale Proceeds).

Repayment of Junior Notes

      Without the consent of the holders of a majority of the outstanding principal amount of the then outstanding Senior Notes, we may not, and will not permit any of our subsidiaries to, pay cash interest or make any principal payment on or purchase, redeem, defease or otherwise acquire or retire for value any of the Junior Notes.

Consolidation, Merger or Acquisition

      We will not, nor will we permit any of our subsidiaries to, liquidate or dissolve or enter into any consolidation, merger, acquisition material joint partnership, material joint venture or other similar transaction, except that, subject to certain limitations set forth in the indenture for the Senior Notes:

•	we may consolidate with, merge into or acquire any other entity;

•	any corporation or entity may consolidate with or merge into us;

•	one of our subsidiaries may consolidate with, merge into or acquire any of our other subsidiaries; and

•	we may dissolve and liquidate any non-material subsidiary.

Events of Default and Remedies

      Each of the following is an Event of Default under the indenture:

           (a)     our failure to pay principal or interest on any Senior Note when due;

           (b)     our failure, for 30 consecutive days, to materially comply with any term, or our material breach of any representation or warranty contained in the indenture, the Senior Notes, the Exit Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement or the other Collateral Documents;

           (c)     our failure to comply with the covenants contained in Sections 4.10 through 4.22, 4.23(b), 4.24 through 4.27, 4.29, 4.31 and 4.32 of the indenture, without regard to any lapse of time or cure period;

           (d)     the default by us or any of our subsidiaries (giving effect to any applicable grace periods) to pay any amounts due under the Exit Facility, the Junior Notes or any obligation or Indebtedness in excess of $1.0 million or the failure of us or any of our subsidiaries to comply with any material term contained in the Exit Facility, the Junior Notes or related documents that permits acceleration of maturity under such obligations; provided, however, that a default with respect to the Exit Facility or the Junior Notes will be deemed cured if the default under the Exit Facility is cured by us or unconditionally waived by the Exit Facility lenders or the holders of the Junior Notes, as applicable;

           (e)     certain defaults by us or our subsidiaries relating to bankruptcy, insolvency, winding-up, liquidation, and the like, as more fully described in the indenture;

           (f)     a judgment (not covered by insurance) of $5.0 million or more, or one or more judgments (not covered by insurance) of $10.0 million or more, that is not vacated, discharged, or stayed or bonded pending appeal within 30 days;

           (g)     certain events relating to the us, our ERISA Affiliates and the respective Pension Plans as more fully described in the indenture; and

           (h)     a forfeiture proceeding against us, or any of our subsidiaries involving $5.0 million or more that is not vacated or discharged within 30 days.

      If an Event of Default occurs and continues, the trustee for the holders of at least a majority of the principal amount of the outstanding Senior Notes may declare the Senior Notes due and payable immediately. If we experience bankruptcy or insolvency, these obligations automatically become immediately due and payable. However, if we cure all defaults other than nonpayment and meet certain other conditions, the acceleration may be canceled and past defaults waived by the holders of a majority of the principal amount of the Senior Notes.

      We are required to deliver to the trustee quarterly a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

Subordination Provisions

      The Senior Notes are subordinate in right of payment to the amount of any borrowings under the Exit Facility, and the Junior Notes are subordinate in right of payment to the Senior Notes. As of August 26, 2002, we had no borrowings outstanding under the Exit Facility, $128,832,000 aggregate principal amount of Senior Notes outstanding, and $7,000,000 aggregate principal amount of Junior Notes outstanding.

      In connection with the execution of the Exit Facility and with the issuance of the Senior Notes and the Junior Notes we granted security interests in our personal and real property to the collateral agent under the Exit Facility and to the trustees of the indentures under which the notes were issued. We also entered into two intercreditor agreements that govern the relationships and priorities of these secured creditors and provide, among other things, that:

•	the collateral agent under the Exit Facility has a first priority interest in the covered collateral,

•	the senior trustee for the senior indenture has a second priority interest in the covered collateral, and

•	the junior trustee for the junior indenture has a third priority interest in the covered collateral.

Exit Facility Intercreditor Agreement

      We may not make any prepayments of principal, interest, or premium on account of the Senior Notes or the Junior Notes prior to the repayment in cash of all outstanding obligations under the Exit Facility and termination of all commitments of the lenders under the Exit Facility to extend us further credit. If we are not in default under the Exit Facility, and/or the trustees under the indentures have not received notice of such default, the trustees may demand and receive scheduled cash interest payments and payments of principal in accordance with the terms of the senior indenture and the junior indenture, respectively.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the senior trustee shall have received notice of such default, we may not make any direct or indirect payments or distributions on account of our obligations under the senior indenture, except that we may pay interest in kind on the Senior Notes. In addition, the trustee under the senior indenture and the holders of Senior Notes may not accept any such payments. The period in which payments may not be made or accepted resulting from a payment default is referred to as a payment blockage period. The period in which payments may not be made or accepted resulting from a non-payment default is referred to as a non-payment blockage period.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the senior trustee shall have received notice of such default, the senior trustee may not enforce any default remedies (other than accelerating the indebtedness evidenced by the Senior Notes or imposing a default rate of interest on the Senior Notes) until we are no longer in default under the Exit Facility, but if an enforcement action had been commenced by the senior trustee or a holder of Senior Notes prior to our default, then those steps as may be required by law to continue such enforcement action may be taken. The period in which the senior trustee may not exercise its default remedies is referred to as a standstill period.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the junior trustee shall have received notice of such default, we may not make any direct or indirect payments or distributions on account of our obligations under the junior indenture, except that we may pay interest in kind on the Junior Notes. In addition, the trustee under the junior indenture and the holders of Junior Notes may not accept any such payments. The period in which payments may not be made or accepted resulting from a payment default by us is also referred to as a payment blockage period. The period in which payments may not be made or accepted resulting from a non-payment default by us is also referred to as a non-payment blockage period.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the junior trustee shall have received notice of such default, the junior trustee may not enforce any default remedies (other than accelerating the indebtedness evidenced by the Junior Notes or imposing a default rate of interest on the Junior Notes) until we are no longer in default under the Exit Facility, but if an enforcement action had been commenced by the junior trustee or a holder of Junior Notes prior to our default, then those steps as may be required by law to continue such enforcement action may be taken. The period in which the senior trustee may not exercise its default remedies is also referred to as a standstill period.

      No more than eight non-payment default notices may be sent to either the senior trustee or the junior trustee. In no event may the total number of days of non-payment blockage periods or standstill periods to which the either of the trustees is subject exceed 180 days in any consecutive 360-day period. No non-payment default that existed on the date of delivery of a non-payment default notice or during the first 150 days of the default period commenced by such notice shall be made the basis for a subsequent non-payment blockage period or standstill period. No default, whether resulting from non-payment or otherwise, that existed on the date of delivery of any payment default notice or during the first 150 days of the default period commenced by such notice shall be made the basis for a subsequent non-payment blockage period, payment blockage period, or standstill period.

      In the event of the institution of insolvency proceedings relating to us, we are required to pay all outstanding obligations under the Exit Facility prior to making any payment or distribution of any kind or character to holders of the Senior Notes or the Junior Notes, and any payments received by the trustees for the indentures or the holders of the Senior Notes or Junior Notes to which the collateral agent would otherwise be entitled must be paid to the collateral agent.

Senior Notes Intercreditor Agreement

      We may not make any prepayments of principal, interest, or premium on account of the junior indenture or the Junior Notes prior to the repayment in full of all outstanding obligations under the senior indenture. If we are not in default under the senior indenture and/or the junior trustee has not received notice of our default under the senior indenture, the junior trustee may demand and receive scheduled cash interest payments and payments of principal in accordance with the terms of the junior indenture.

      During any period in which we are in default on either our payment or non-payment obligations under the senior indenture and the junior trustee shall have received notice of such default, we may not make any direct or indirect payments or distributions on account of our obligations under the junior indenture, except that we may pay interest in kind on the Junior Notes. In addition, the trustee under the senior indenture and the holders of Senior Notes may not accept any such payments. The period in which payments may not be made or accepted resulting from a payment default is referred to as a payment blockage period. The period in which payments may not be made or accepted resulting from a non-payment default is referred to as a non-payment blockage period.

      During any period in which we are in default on either our payment or non-payment obligations under the senior indenture and the junior trustee shall have received notice of such default, the junior trustee may not enforce any default remedies (other than accelerating the indebtedness evidenced by the Junior Notes or imposing a default rate of interest on the Junior Notes) until we are no longer in default under the senior indenture, but if an enforcement action had been commenced by the junior trustee or a holder of Junior Notes prior to our default, then those steps as may be required by law to continue such enforcement action may be taken. The period in which the junior trustee may not exercise its default remedies is referred to as a standstill period.

      No more than eight non-payment default notices, including non-payment default notices sent under the Exit Facility intercreditor agreement, may be sent to either the senior trustee or the junior trustee. In no event may the total number of days of non-payment blockage periods or standstill periods to which the either of the trustees is subject exceed 210 days in any consecutive 360-day period. No non-payment default that existed on the date of delivery of a non-payment default notice or during the first 150 days of the default period commenced by such notice shall be made the basis for a subsequent non-payment blockage period or standstill period. No default, whether resulting from non-payment or otherwise, that existed on the date of delivery of any payment default notice or during the first 150 days of the default period commenced by such notice shall be made the basis for a subsequent non-payment blockage period, payment blockage period, or standstill period.

      Subject to the terms of the Exit Facility Intercreditor Agreement, in the event of the institution of insolvency proceedings relating to us, we are required to pay all outstanding obligations under the senior indenture prior to making any payment or distribution of any kind or character to the holders of Junior Notes, and any payments received by the junior trustee or the holders of the Junior Notes to which the collateral agent would otherwise be entitled must be paid to the collateral agent.

Concerning the Trustee

      If an Event of Default occurs, the trustee must exercise its rights and powers with the same degree of care and skill as a reasonably prudent person would use in the conduct of such person’s own affairs. In no event will the trustee be under an obligation to exercise any of its rights and powers at the request of any holder, unless such holder first offers sufficient security and indemnity against any loss, liability or expense to the trustee.

      The trustee will not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the trustee has actual knowledge thereof or unless written notice of such event is sent to the trustee in accordance with the notice provisions of the indenture. If the trustee does have such actual notice of any Default or Event of Default, then the trustee will mail notices of such event to holders of Senior Notes within 90 days after such event occurs. Except in the event of a Default or Event if Default due to our failure to pay principal or interest on the Senior Notes, the trustee may withhold the notice if a committee of its Responsible Officers makes a good faith determination that withholding notice is in the interests of the holders of the Senior Notes.

      Although the trustee may become an owner or pledgee of Senior Notes and may become a creditor of ours, if the trustee acquires any conflicting interest, then it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign.

      For so long as any Senior Notes remain outstanding, within 60 days after each May 15, the trustee will mail to the holders of Senior Notes a brief report dated as of such reporting date that complies with Section 313(a) of the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb). A copy of each report will be mailed to us and filed with the Commission and each stock exchange on which the Senior Notes are listed.

      The holders of a majority in outstanding principal amount of the then outstanding Senior Notes may remove the trustee by notifying the trustee and us in writing. We may remove the trustee if the trustee fails to meet the eligibility requirements set forth in the indenture, or if the trustee is adjudged a bankrupt or insolvent, or a custodian or public officer takes charge of the trustee or its property, or the trustee becomes otherwise incapable of acting.

Legal Defeasance and Covenant Defeasance

      At the option of our management committee, we may elect to discharge our obligations under the Senior Notes alternatively through either (1) Legal Defeasance and Discharge or (2) Covenant Defeasance, each as described below.

Conditions to Legal and Covenant Defeasance

      In order to take advantage of either election, we must comply with the following conditions:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders, cash in United States dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium (if any) and interest on the outstanding Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date;

•	in the case of an election to apply the Legal Defeasance and Discharge section of the indenture, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of an election to apply the Covenant Defeasance section of the indenture, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no Default or Event of Default shall have occurred and be continuing either on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or at any time in the period ending on the 91st day after the date of deposit;

•	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (except with respect to the borrowing of funds described above) to which we or any of our subsidiaries are a party or by which we or any of our subsidiaries are bound;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us or the officers signatory thereto with the intent of preferring the holders of Senior Notes over other of our creditors or with the intent of defeating, hindering, delaying or defrauding our creditors or others;

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

•	we must have delivered to the trustee an opinion of counsel to the effect that:

l	the trust funds will not be subject to any rights of holders of our Indebtedness other than the Senior Notes, and

l	assuming no intervening bankruptcy by us between the date of deposit and the 91st day following the deposit and assuming, that no holder is an “insider” under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Legal Defeasance

      Once we have satisfied all of the conditions set forth above, we will be deemed to have been discharged, i.e., legally defeased, from our obligations with respect to all outstanding Senior Notes on the date the conditions became satisfied. As a result, we will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Senior Notes and to have satisfied all other obligations under such Senior Notes and the indenture, except for:

•	the rights of holders of Senior Notes to receive principal, interest or premiums when due solely from the trust fund described above in “—Conditions to Legal and Covenant Defeasance”;

•	our obligations with respect to the Senior Notes pursuant to Article 2 and Section 4.2 of the indenture;

•	the rights, powers, trusts, duties and immunities of the trustee and any of our obligations in connection with such trustee’s rights; and

•	the Legal Defeasance provisions of the indenture.

Covenant Defeasance

      Once we have satisfied all of the conditions set forth above, we will be deemed to be released from our obligations under the covenants contained in Sections 4.10 through 4.20 and 4.22 through 4.24 of the indenture with respect to the Senior Notes. As a result, the Senior Notes will be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of holders in connection with such covenants. The Senior Notes will, however, continue to be deemed “outstanding” for all other purposes under the indenture other than accounting purposes. Accordingly, Covenant Defeasance means that we may fail to comply with any term or condition in the specified covenant sections, and such failure will not constitute a Default or Event of Default under the indenture.

Amendment, Supplement and Waiver

      Under the following specified circumstances, and so long as we provide the trustee with an opinion of counsel that the change does not adversely affect the right of any holder, we and the trustee may amend or supplement the indenture, the Senior Notes, the Exit Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement or the other Collateral Documents without the consent of any holder of a Senior Note:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to make any change that would provide any additional rights or benefits to the holders of the Senior Notes or that does not adversely affect the legal rights of any holder of a Senior Note;

•	to enter into additional or supplemental Collateral Documents or additional intercreditor or subordination agreements pursuant to the indenture; and

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

      We and the trustee may amend or supplement the indenture, the Senior Notes, the Exit Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement or the other Collateral Documents with the consent of the holders of at least a majority in outstanding principal amount of Senior Notes then outstanding, except that without the consent of each holder affected, an amendment or waiver may not do any of the following:

•	reduce the principal amount of Senior Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to Sections 4.13 and 4.14 of the indenture);

•	reduce the rate of or change the time for payment of interest on any Senior Note;

•	waive a Default or Event of Default in the payment of principal of, or interest, on the Senior Notes (except a rescission of acceleration of the Senior Notes by the holders of at least a majority in aggregate outstanding principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration);

•	make any Senior Note payable in money other than that stated in the Senior Notes;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or Events of Default or the rights of holders of Senior Notes to receive payments of principal of, or interest or premium on the Senior Notes;

•	waive a redemption payment with respect to any Senior Note or modify our obligations to make offers to purchase Senior Notes from the proceeds of one or more Asset Sales or Capital Raising Events;

•	release all or substantially all of the Collateral from the Lien of the indenture or the other Collateral Documents (except in accordance with the provisions thereof); or

•	make any change in the preceding amendment and waiver provisions.

      Any amendment to, or waiver of, the provisions of any of the Collateral Documents (other than the indenture), Section 4.15 of the indenture or the security provisions of the indenture will require the consent of the holders of at least 66 2/3% in outstanding principal amount of Senior Notes then outstanding.

Collateral and Security

      Our obligation to pay the principal of, premium and interest on the Senior Notes, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium and interest on the Senior Notes and performance of all of our other obligations to the holders of Senior Notes or the trustee under the indenture or the Senior Notes is secured by the Collateral. The Collateral consists of real and personal property. The Collateral Documents more fully set forth our obligations in this regard.

      The indenture requires each holder of Senior Notes to consent and agree to the terms of the Exit Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement and the Collateral Documents as may be in effect or may be amended. The indenture further authorizes and directs the trustee to enter into the Exit Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement and the Collateral Documents and to perform its obligations and exercise its rights thereunder.

      We granted to the trustee, for the benefit of the holders, continuing Liens on all of our right, title, and interest in and to all currently existing Collateral and any hereafter acquired Collateral (other than Real Property Collateral). Collectively, we refer to these liens as the trustee’s liens. The trustee’s liens in and to the Collateral (other than Real Property Collateral) attach to all such Collateral without any additional acts by the holders or us. Subject to certain exceptions set forth in the indenture, we do not have authority, express or implied, to dispose of any item or portion of the Collateral. The secured claims of the holders of Senior Notes with respect to the obligations secured by the Collateral are of equal priority, and ratable according to the respective obligations due each holder of Senior Notes.

      Subject to Sections 10.11 and 10.12 of the indenture and the terms of the Exit Facility Intercreditor Agreement and the Senior Notes Intercreditor Agreement, each holder of Senior Notes authorizes the trustee to release any Lien on any Collateral under the following circumstances: (i) we have paid in full all obligations in accordance with Article 11 of the indenture; (ii) if a release is required or desirable in connection with property being sold or disposed of by us and if we certify to the trustee that the sale or disposition is permitted under Section 4.14 of the indenture; (iii) if we owned no interest at the time the Lien was granted or at any time thereafter; or (iv) if the property was leased to us under a lease that has expired or is terminated in a transaction permitted under the indenture or the other Collateral Documents. Except as provided above, the trustee will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or any substantial portion of the Collateral, all of the holders, or (z) otherwise, the majority in principal amount of the then outstanding Senior Notes.

      The trustee has no obligation to any of the holders to assure that the Collateral exists or is owned by us, is cared for, protected, or insured or has been encumbered, or that the Trustee’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the trustee pursuant to the indenture or the other Collateral Documents.

      The powers and duties conferred upon the trustee under the indenture are solely to protect the Collateral. Neither the trustee nor any holder shall be under any duty to us to make or give any presentment, demand for performance, notice or nonperformance, protest, notice of protest, notice of dishonor, or other notice or demand in connection with any Collateral, or to take any steps necessary to preserve the indenture. Neither the trustee nor any holder will be liable to us for failure to collect or realize upon any or all of the Collateral or for any delay in doing so, nor shall the trustee or any holder be under any duty to us to take any action with regard thereto. Neither the trustee nor any holder shall have any duty to us to comply with any recording, filing or other legal requirements necessary to establish or maintain the validity, priority or enforceability of the Liens in, or the trustee’s rights in or to, any of the Collateral or to perform on our behalf under the indenture or any other Collateral Documents.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all Senior Notes, and the trustee, at our request and expense, will execute proper instruments acknowledging satisfaction and discharge of the indenture, when:

           (a)     either (i) all authenticated Senior Notes (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or (ii) all Senior Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and we have irrevocably deposited or caused to be deposited with the trustee sufficient cash, in trust solely for the benefit of the holders, to pay and discharge all amounts owing on the Senior Notes not delivered to the trustee for cancellation;

           (b)     no Default or Event of Default has occurred and is continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are a party or by which we are bound;

           (c)     we have paid or caused to be paid all sums payable under the indenture; and

           (d)     we have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

      We will deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No Personal Liability of Directors, Officers, Employees and Stockholders

      None of our directors, officers, employees, incorporators or stockholders shall have any liability for any of our obligations under the Senior Notes, the indenture, the Exit Facility Intercreditor Agreement, the Senior Notes

Intercreditor Agreement, the other Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not, however, be effective to waive liabilities under the Federal securities laws.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Komag, Incorporated, 1710 Automation Parkway, San Jose, California 95131-1873, Attention: Chief Financial Officer.

Book-Entry Procedures

      The information in this section concerning The Depository Trust Company (“DTC”) and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy. The description of the operations and procedures of DTC that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

      The Senior Notes will be issued only as fully-registered securities registered in the name of DTC or Cede & Co., DTC’s nominee. One or more fully-registered global security certificates, representing the total aggregate principal amount of Senior Notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that institutions having accounts with DTC (its “participants”) deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Senior Notes as represented by global certificates.

      Purchasers of Senior Notes within DTC’s system must be made by or through direct participants, which will receive a credit for the Senior Notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records, Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

      To facilitate subsequent transfers, all the Senior Notes deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of Senior Notes with DTC and the registration in the name of Cede & Co. will cause no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes. DTC’s records reflect only the identity of the direct participants to whose accounts those Senior

Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      So long as DTC or its nominee is the registered owner or holder of a global certificate, DTC or the nominee will be considered the sole owner or holder of the Senior Notes represented for all purposes under the indenture and the Senior Notes. No beneficial owner of an interest in a global certificate will be able to transfer that interest except in accordance with DTC’s applicable procedures, and, if applicable, those of Clearstream, Luxembourg and the Euroclear System.

      DTC has advised us that it will take any action permitted to be taken by a holder of Senior Notes, including the presentation of Senior Notes for exchange, only at the direction of one or more participants to whose account interests in the global certificates are credited and only in respect of the portion of the principal amount of debentures as to which such participant or participants has or have given such directions. However, if there is an event of default under the Senior Notes, DTC will exchange the global certificates for certificated securities, which it will distribute to its participants.

      Conveyance of notices and other communications by DTC to direct participants and indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in force from time to time.

      Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an omnibus proxy as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the Senior Notes are credited on the record date. The direct participants are identified in a listing attached to the omnibus proxy. We believe that the arrangements among DTC, direct and indirect participants and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a record holder of a note.

      Interest payments on the Senior Notes issued in the form of one or more global certificates will be made to DTC in immediately available funds. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive distributions on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Those payments will be the responsibility of the participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in force from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global certificates. Payment of interest to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of direct and indirect participants.

      Except as provided herein, a beneficial owner in a global certificate will not be entitled to receive physical delivery of Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

      DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to us. Under these circumstances, if a successor securities depositary is not obtained, note certificates are required to be printed and delivered to holders. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary, with respect to the Senior Notes. In that case, certificates for the Senior Notes will be printed and delivered to holders. In each of the above circumstances, we will appoint a paying agent with respect to the Senior Notes.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Account Control Agreement” means the Securities Account Control Agreement delivered under Section 4.31 and Article 10 of the indenture and made by us in favor of the trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Accounts” means all of our now owned or hereafter acquired right, title, and interest with respect to “accounts” (as that term is defined in the UCC), and any and all supporting obligations in respect thereof.

“Adjusted Current Assets” means, with respect to us and our Consolidated Subsidiaries as of any date of determination (i) the Current Assets of us and our Consolidated Subsidiaries, minus (ii) the Non-Cash Deferred Tax Assets of us and our Consolidated Subsidiaries.

“Adjusted Current Liabilities” means, with respect to us and our Consolidated Subsidiaries as of any date of determination (i) the Current Liabilities of us and our Consolidated Subsidiaries, minus (ii) Non-Cash Deferred Tax Liabilities of us and our Consolidated Subsidiaries, minus (iii) the Current Maturities of Long Term Indebtedness, plus (iv) to the extent not included in clause (i) above, all liabilities of us and our Consolidated Subsidiaries under the Exit Facility that are appropriately recorded as liabilities under GAAP.

“Adjusted Net Working Capital” means, with respect to us and our Consolidated Subsidiaries at any date of determination (i) the Adjusted Current Assets of us and our Consolidated Subsidiaries, minus (ii) the Adjusted Current Liabilities of us and our Consolidated Subsidiaries (excluding liabilities accrued in respect of our non-cash stock-based deferred compensation program).

“Adjusted Tangible Net Worth” means the excess of (a) total assets of us and our Consolidated Subsidiaries determined on a consolidated basis over (b) the sum of (without duplication) (x) consolidated liabilities of us and our Consolidated Subsidiaries determined on a consolidated basis (excluding liabilities accrued in respect of our non-cash stock-based deferred compensation program), (y) all liabilities appropriately recorded under GAAP under the Exit Facility and (z) to the extent not already deducted from total assets, reserves for depreciation, depletion, obsolescence, or amortization of properties and all other reserves or appropriation of retained earnings which, in accordance with GAAP, should be established in connection with the business conducted by us and our Consolidated Subsidiaries, excluding, however from the determination of total assets (i) all intangible assets, including, without limitation, Goodwill (whether representing the excess cost over book value of assets acquired or otherwise), patents, trademarks, trade names, copyrights, franchises, and deferred charges (including, without limitation, unamortized debt discount and expense, organization and research and product development costs but excluding deferred income taxes), (ii) treasury stock and (iii) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of capital stock.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Securities of a Person shall be deemed to be Control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Annualized” means in respect of any amount with respect to us and our Consolidated Subsidiaries: (a) for the fiscal quarter ending June 30, 2002, such amount for such fiscal quarter multiplied by four, (b) for the fiscal quarter ending September 29, 2002, such amount for such fiscal quarter together with the immediately preceding fiscal quarter multiplied by two, (c) for the fiscal quarter ending December 29, 2002, such amount for such fiscal quarter, together with the immediately preceding two fiscal quarters multiplied by four-thirds ( 4/3), and (d) for each fiscal quarter ending on or after March 30, 2003, such amount for such fiscal quarter, together with the three immediately preceding fiscal quarters.

“Asset Sale” means the sale, lease, conveyance or other disposition of any assets or rights (including but not limited to sale and leaseback transactions); provided, that the sale, lease, conveyance or other disposition of all or substantially all of our assets and those of our subsidiaries, taken as a whole, will be governed by Section 5.1 of the indenture and not by Section 4.14.

Notwithstanding the foregoing, the following items will not be deemed to be Asset Sales:

(a) any single transaction or series of related transactions entered into in the ordinary course of business that involves assets having a fair market value of less than $1.0 million;

(b) the sale of inventory or obsolete furniture, fixtures, or equipment or other assets (including the licensing of intellectual property) in the ordinary course of business;

(c) the sale or other disposition of cash (including cash equivalents);

(d) any sublease of Real Property with a term, including any period for which such sublease shall be renewable without our prior consent or that of the relevant Subsidiary, of not greater than one (1) year; and

(e) the sublease dated January 10, 2000, by 2 Wire, Inc. for a portion of the Real Property located at 1704 Automation Parkway, San Jose, California.

“Books” means all of our now owned or hereafter acquired right, title and interest with respect to our and our subsidiaries’ now owned or hereafter acquired books and records (including all of our or their Records indicating, summarizing or evidencing assets (including the Collateral) or liabilities, all of our or our subsidiaries’ Records relating to our or their business operations or financial condition, and all Goods or General Intangibles related to such information).

“Capital Expenditures” means, with respect to any Person, all expenditures (including, among others, by the expenditure of cash or the incurrence of Indebtedness) made in connection with the acquisition of any assets which are required to be capitalized pursuant to GAAP.

“Capital Lease” means as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which would, in accordance with GAAP, be required to be accounted for as a capital lease on the balance sheet of that Person.

“Capital Raising Event” means any issuance or sale of Equity Interests or debt instruments described in clause (a), (b) or (c) of Section 4.13 of the indenture.

“Capital Raising Proceeds” means the proceeds from the transfer, convey, sell, lease or otherwise dispose of Equity Interests or, pursuant to Section 4.12(i) of the indenture, proceeds from the issuance or sale any Debt Instruments if, no later than the Business Day following the date of receipt of the proceeds thereof, 100% of the Net Proceeds shall be used (or such lesser amount of Net Proceeds as approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes).

“Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Collateral” means all of our now owned or hereafter acquired assets and property, including, without limitation, each of the following to the fullest extent that we are permitted under applicable law to grant a security interest in such assets and property (in the case of Investment Property, as limited by the proviso in the definition thereof):

           (a)           the Accounts,

           (b)           the Books,

           (c)           the Equipment,

           (d)           the General Intangibles,

           (e)           the Inventory,

           (f)           the Investment Property,

           (g)          the Negotiable Collateral,

           (h)           the Real Property Collateral,

           (i)           any money, or our other assets (including any of our Intellectual Property) that now or hereafter come into the possession, custody, or control of the trustee, and

           (j)           the proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the Collateral, and any and all Accounts, Books, Equipment, General Intangibles, Inventory, Investment Property, Negotiable Collateral, Real Property, money, deposit accounts, or other tangible or intangible property resulting from the sale, exchange, collection, or other disposition of any of the foregoing, or any portion thereof or interest therein, and the proceeds thereof.

Notwithstanding anything to the contrary contained in this definition, the term Collateral shall not include any rights or interest in any contract, lease, permit, license, charter or license agreement covering our real or personal property if under the terms of such contract, lease, permit, license, charter or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein to the trustee is prohibited as a matter of law or under the terms of such contract, lease, permit, license, charter or license agreement and such prohibition has not been or is not waived or the consent of the other party to such contract, lease, permit, license, charter or license agreement has not been or is not otherwise obtained; provided, that, the foregoing exclusion shall in no way be construed (a) to apply if any such prohibition is unenforceable under Sections 9-406, 9-407, or 9-408 of the UCC or other applicable law, or (b) so as to limit, impair or otherwise affect the trustee’s unconditional continuing security interests in and liens upon any of our rights or interests in or to monies due or to become due under any such contract, lease, permit, license, charter or license agreement (including any Accounts), or (c) to limit, impair, or otherwise affect trustee’s continuing security interests in and liens upon any of our rights or interests in and to any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, charter or license agreement.

“Collateral Documents” means, collectively, (i) the Deeds of Trust made by us as trustor, to the trustee thereunder, for the benefit of the trustee, as beneficiary, as amended, modified or revised in accordance with its terms; (ii) the Pledge Agreement made by us to and for the benefit of the trustee, as amended, modified or revised in accordance with its respective terms; (iii) the Account Control Agreement; and (iv) the indenture.

“Consolidated Cash Interest Expense” means for any period the sum of:

           (a)          the aggregate of the interest expense with respect to our Indebtedness and that of our Consolidated Subsidiaries (other than non-cash interest) for such period, on a consolidated basis as determined in accordance with GAAP (excluding the amortization of costs relating to original debt issuances and the amortization of debt discount) plus

           (b)          without duplication, that portion of our Capital Leases and those of our Consolidated Subsidiaries representing the interest factor for such period as determined in accordance with GAAP plus

           (c)          without duplication, dividends paid in respect of preferred stock of our Consolidated Subsidiaries or our Disqualified Stock to Persons other than us or a Wholly Owned Subsidiary.

“Consolidated EBITDAR” means, with respect to us and our Consolidated Subsidiaries for any period, the result of, without duplication, (i) the Consolidated Net Income for such period, plus (ii) the consolidated interest expense for such period determined in accordance with GAAP, whether paid or accrued, plus (iii) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (iv) consolidated depreciation and amortization, plus (v) losses incurred on the sale of assets not in the ordinary course of business, plus (vi) Restructuring Charges, plus (vii) write-downs and charges required by pronouncements issued by the Financial Accounting Standards Board that do not and will not result in the expenditure of cash (e.g., SFAS 121), plus (viii) non-cash stock-based compensation (to the extent such compensation was included in computing Consolidated Net Income), less (ix) gains incurred on the sale of assets not in the ordinary course of business. Notwithstanding the foregoing, items (i) through (viii) of one of our Consolidated

Subsidiaries shall be added to Consolidated Net Income to compute Consolidated EBITDAR only to the extent (and in the same proportion) that the Net Income of such Consolidated Subsidiary was included in calculating our Consolidated Net Income.

“Consolidated Net Income” means, with respect to us and our Consolidated Subsidiaries for any period, the aggregate of our Net Income and that of our Consolidated Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that (i) the Net Income (but not loss) of any Person that is not a Consolidated Subsidiary that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to us, (ii) the Net Income of any Consolidated Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is prohibited at the date of determination without any prior approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders except to the extent a corresponding amount would not be prohibited at the date of determination to be paid in any other manner to us by such Consolidated Subsidiary without any prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Consolidated Subsidiary or its stockholders, as certified by us in an Officer’s Certificate, provided, however, that Net Income of any Consolidated Subsidiary excluded from Consolidated Net Income pursuant to this clause (ii) as a result of any action taken by the Malaysian government that began during the immediately prior fiscal quarter which action is the subject of negotiations at the time of the determination of Consolidated Net Income shall be included in Consolidated Net Income for such period notwithstanding this clause (ii), (iii) the cumulative effect of a change in accounting principles shall be excluded, (iv) all other extraordinary gains and extraordinary losses determined in accordance with GAAP shall be excluded and (v) the effect of discontinued operations, as determined in accordance with GAAP, shall be excluded.

“Current Assets” means, with respect to any Person, all current consolidated assets of such Person as of any date of determination calculated in accordance with GAAP, but excluding Indebtedness due from Affiliates.

“Current Liabilities” means, with respect to any Person, all current consolidated liabilities of such Person as of any date of determination calculated in accordance with GAAP, but excluding Indebtedness owed to Affiliates.

“Current Maturities of Long Term Indebtedness” means the current maturities of our long term Indebtedness and that of our Consolidated Subsidiaries, as determined in accordance with GAAP, but excluding all or any portion of amounts owing under the Exit Facility.

“Deeds of Trust” means, collectively, (i) the Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Real Property located at 47700 Kato Road and 1055 Page Road, each in Fremont, California, made by us in favor of Chicago Title Insurance Company, as trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time and (ii) the Trust Deed, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Real Property located at 3950 W. 3rd Avenue, Eugene, Oregon, made by us in favor of Chicago Title Insurance Company, as trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delinquent Tax Liens” means Liens on any Real Property Collateral for taxes, assessments or other governmental charges or levies that are at the time delinquent and not subject to a Permitted Protest that effectively suspends enforcement of such Lien.

“Disqualified Stock” means any Capital Stock, which, by its terms (or by the terms of any security into which it is convertible or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part on, or prior to, or is exchangeable for our debt securities or those of our subsidiaries prior to, the final maturity date of the Senior Notes; provided that only the amount of such Capital Stock that is redeemable prior to the maturity of the Senior Notes shall be deemed to be Disqualified Stock.

“Equipment” means all of our now owned or hereafter acquired right, title, and interest with respect to equipment, machinery, machine tools, motors, furniture, furnishings, fixtures, vehicles (including motor vehicles), tools, parts, goods (other than consumer goods, farm products, or inventory), wherever located, including all attachments, accessories, accessions, replacements, substitutions, additions, and improvements to any of the foregoing.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ERISA Affiliate” means (a) any corporation subject to ERISA whose employees are treated as employed by the same employer as our employees under Internal Revenue Code Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as our employees under Internal Revenue Code Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the Internal Revenue Code, any organization subject to ERISA that is a member of an affiliated service group of which we are a member under Internal Revenue Code Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the Internal Revenue Code, any party subject to ERISA that is a party to an arrangement with us and whose employees are aggregated with our employees under Internal Revenue Code Section 414(o).

“Escrow Account” means the Escrow Account with a bank or trust company with not less than $100,000,000 in assets, as escrow agent, set up by us in accordance with Sections 4.14 and 4.29 of the indenture, which Escrow Account shall be pledged to the trustee, for the benefit of the holders and, subject to the Senior Notes Intercreditor Agreement, the holders of the Junior Notes, in accordance with Article 10 of the indenture.

“GAAP” means generally accepted accounting principles consistently applied set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“General Intangibles” means all of our now owned or hereafter acquired right, title, and interest with respect to general intangibles (including payment intangibles, contract rights, rights to payment, rights arising under common law, statutes, or regulations, choses or things in action, goodwill, patents, trade names, trademarks, servicemarks, copyrights, blueprints, drawings, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, infringement claims, computer programs, information contained on computer disks or tapes, software, literature, reports, catalogs, money, deposit accounts, insurance premium rebates, tax refunds, and tax refund claims), and any and all supporting obligations in respect thereof, and any other personal property other than goods, Accounts, Investment Property, and Negotiable Collateral.

“Goodwill” of any Person means goodwill of such Person and its Consolidated Subsidiaries as determined in accordance with GAAP.

“Governmental Authority” means any nation or government, any state, province, or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through Capital Stock or capital ownership or otherwise, by any of the foregoing.

“Government Securities” means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as a custodian with respect to any such U.S. Government obligation or a specific payment of principal of or interest on any such U.S. Government obligation held by such custodian for the account of the holder of such depository receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government obligation or the specific payment of principal of or interest on the U.S. Government obligation evidenced by such depository receipt.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Indebtedness” means, with respect to any Person: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations of such Person in respect of letters of credit, bankers acceptances, interest rate swaps, or other financial products, whether or not representing obligations for borrowed money, (c) all obligations of such Person under Capital Leases, (d) all obligations or liabilities of any other Person secured by a Lien on any property or asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person for the deferred purchase price of assets (other than trade Indebtedness incurred in the ordinary course of such Person’s business and repayable in accordance with customary trade practices), (f) any obligation of such Person guaranteeing or intended to guarantee (whether guaranteed, endorsed, co-made, discounted, or sold with recourse to such Person) any Indebtedness, lease, dividend, letter of credit, or other obligation of any other Person and (g) any obligation owed for all or any part of the deferred purchase price of property or services which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof, or (ii) evidenced by a note or similar written instrument.

“Inventory” means all of our now owned or hereafter acquired right, title, and interest with respect to inventory, including goods held for sale or lease or to be furnished under a contract of service, goods that are leased by us as lessor, goods that are furnished by us under a contract of service, and raw materials, work in process, or materials used or consumed in our business.

“Investment Property” means all of our now owned or hereafter acquired right, title, and interest with respect to “investment property” as that term is defined in the UCC and any supporting obligations in respect thereof; provided, that in the case of the Capital Stock of our Foreign Subsidiaries, Investment Property shall be limited to only 65% of such shares of Stock.

“Junior Notes Trustee” means Bank One Trust Company, N.A., as trustee for the holders of indebtedness issued under the Indenture for the Junior Notes.

“Komag Bermuda” means Komag (Bermuda) Ltd., a corporation organized under the laws of Bermuda.

“Komag Bermuda Intercompany Notes” means one or more negotiable promissory notes executed and delivered by Komag Bermuda to our order.

“Komag Malaysia” means Komag USA (Malaysia) Sdn., a corporation organized under the laws of Malaysia.

“Komag Malaysia Intercompany Note” means one or more negotiable promissory notes executed and delivered by Komag Malaysia to our order.

“Legal Requirements” means all applicable international, foreign, federal, state, and local laws, judgments, decrees, orders, statutes, ordinances, rules, regulations, or Permits.

“Lien” means any interest in property securing an obligation owed to, or a claim by, any Person other than the owner of the property, whether such interest shall be based on the common law, statute, or contract, whether such interest shall be recorded or perfected, and whether such interest shall be contingent upon the occurrence of some future event or events or the existence of some future circumstance or circumstances, including the lien or security interest arising from a mortgage, deed of trust, encumbrance, pledge, hypothecation, assignment, deposit arrangement, security agreement, adverse claim or charge, conditional sale or trust receipt, or from a lease, consignment, or bailment for security purposes and also including reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting Real Property.

“Exit Facility Intercreditor Agreement” means that certain Intercreditor Agreement among the trustee, the collateral agent under the Exit Facility, the Junior Notes Trustee and us, which was entered into concurrently with or prior to the issuance of the Senior Notes in accordance with Section 7.12(b) of the indenture, as amended, supplemented or otherwise modified from time to time.

“Moody’s” means Moody’s Investors Service, Inc., or any successor rating agency.

“Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which we, any of our subsidiaries, or any of our ERISA Affiliates has contributed, or was obligated to contribute, within the past six years.

“Negotiable Collateral” means all of our now owned and hereafter acquired right, title, and interest with respect to letters of credit, letter-of-credit rights, instruments, promissory notes, drafts, documents, and chattel paper (including electronic chattel paper and tangible chattel paper), and any and all supporting obligations in respect thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by us or any of our subsidiaries in respect of any Asset Sale or Capital Raising Event (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or Capital Raising Event), net of the direct costs relating to such Asset Sale or Capital Raising Event, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements other than, in the case of an Asset Sale, any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Cash Deferred Tax Assets” means, with respect to any Person, any non-cash portion of deferred tax assets of such Person and its Consolidated Subsidiaries included in Current Assets, determined in accordance with GAAP.

“Non-Cash Deferred Tax Liabilities” means, with respect to any Person, any non-cash portion of deferred tax liabilities of such Person and its Consolidated Subsidiaries included in Current Liabilities, determined in accordance with GAAP.

“Obligations” means any principal, premium, interest, interest on overdue principal or premium, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption, or otherwise, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable on the Senior Notes or under the indenture.

“Pension Plan” means a “pension plan,” as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in section 400 1(a)(3) of ERISA), and to which we or any of our ERISA Affiliates, has or within the prior six years has had any liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

“Permitted Liens” means the following of our Liens and those of our subsidiaries:

           (a)          Liens covering only the assets acquired with the related Indebtedness granted to secure payment of capitalized lease obligations incurred in connection with Capital Expenditures or with respect to “tooling,” mortgage financings with respect to Real Property owned by us as of the date hereof, and Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund such Indebtedness, in a maximum aggregate principal amount at any one time not to exceed $15,000,000 for all such Indebtedness;

           (b)          Liens for taxes, assessments or other governmental charges or levies, including liens pursuant to Section 107(l) of CERCLA or other similar law, not at the time delinquent or thereafter payable without penalty or subject to a Permitted Protest, provided that such Permitted Protest effectively suspends enforcement of such Lien;

           (c)          Liens of carriers, warehousemen, mechanics, repairmen, materialmen, contractors, laborers and landlords or other like Liens incurred in the ordinary course of business for sums not overdue for a period of more than 30 days or subject to a Permitted Protest, provided that such Permitted Protest effectively suspends enforcement of such Lien;

           (d)          Liens incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, bids, customs bonds, statutory or regulatory obligations, insurance obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

           (e)          judgment Liens in respect of judgments that do not otherwise constitute an Event of Default in existence less than 30 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full by a bond or (subject to a customary deductible) by insurance maintained with responsible insurance companies;

           (f)          Liens with respect to minor imperfections of title and easements, rights-of-way, restrictions, reservations, permits, servitudes and other similar encumbrances on real property and fixtures (i) existing on the date hereof and set forth in the title report provided to the trustee, or (ii) which do not materially detract from the value or materially impair the use by us and our subsidiaries in the ordinary course of their business of the property subject thereto;

           (g)           leases, subleases or licenses granted by us and our subsidiaries to any other Person in the ordinary course of business;

           (h)           Liens of sellers of goods to us and our subsidiaries arising under Article 2 of the UCC or similar provisions of applicable law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses;

           (i)           deposit arrangements with suppliers, equipment vendors and the like made in the ordinary course of business;

           (j)           Liens taken by us on our subsidiaries;

           (k)           Liens granted by us to the trustee or the holders pursuant to or in connection with the indenture and the other Collateral Documents;

           (l)           Liens granted to the lenders or their agent pursuant to or in connection with the Exit Facility;

           (m)          Liens existing prior to the date hereof and set forth on Schedule 1.1 of the indenture; and

           (n)           Liens granted to the Junior Notes Trustee pursuant to or in connection with the Junior Notes and the Indenture for the Junior Notes.

“Permitted Priority Liens” means all Permitted Liens other than the Liens described in paragraphs (b) and (n) of the definition of the term “Permitted Liens.”

“Permitted Protest” means our right to protest any Lien (other than any such Lien that secures the Obligations), tax (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on our books in an amount equal to such obligation, (b) any such protest is instituted and diligently prosecuted by us in good faith, and (c) we certify to the trustee that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of the Trustee’s Liens in and to the Collateral.

“Permitted Refinancing Indebtedness” means any of our Indebtedness or that of our subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of us or of any of our subsidiaries (other than intercompany Indebtedness) incurred pursuant to Section 4.12(i) or Section 4.12(k) of the indenture; provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

(2) the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the holders of the Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) the Indebtedness is incurred either by us or by our Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) in the case of Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund the Indebtedness incurred pursuant to Section 4.12(k) of the indenture, we shall not have consummated an Asset Sale with respect to a material portion of the Real Property Collateral prior to the date of such issuance.

“Permits” of a Person shall mean all rights, franchises, permits, authorities, licenses, certificates of approval or authorizations, including licenses and other authorizations issuable by a Governmental Authority, which pursuant to applicable Legal Requirements are necessary to permit such Person lawfully to conduct and operate its business as currently conducted and to own and use its assets.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge Agreement” means the Stock Pledge Agreement dated as of the Closing, made by Company in favor of the trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by us.

“Real Property Collateral” means all of our owned real property and the related improvements thereto identified on Schedule R-1 of the indenture, including without limitation, the Real Property located in Fremont, California and Eugene, Oregon, and any Real Property hereafter acquired by us.

“Record” means information that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

“Remaining Capital Raising Proceeds” means 50% of any remaining Capital Raising Proceeds after application of Capital Raising Proceeds pursuant to Section 4.13(c) of the indenture (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes).

“Responsible Officer” shall mean when used with respect to the trustee (a) any officer within the corporate trust department of the trustee including any vice president, assistant vice president, treasurer, assistant treasurer, trust officer or any other officer of the trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (b) who shall have direct responsibility for the administration of the indenture.

“Restructuring Charges” means all expenses incurred by us and our Consolidated Subsidiaries, as applicable, related to our Chapter 11 bankruptcy case, including expenses related to the implementation of the American Institute of Certified Public Accountants’ Statement of Position 90-7 “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), and, to the extent not classified as “reorganization items” pursuant to SOP-97, expenses related to bankruptcy claims, expenses related to the write-down of assets and any other expenses incurred by us and our Consolidated Subsidiaries, as applicable, in connection with our Chapter 11 bankruptcy case.

“S&P” means Standard & Poor’s Ratings Group (a division of The McGraw Hill Companies, Inc.), or any successor rating agency.

“Senior Notes Intercreditor Agreement” means that certain agreement among the Trustee, the Junior Notes Trustee and us, entered into concurrently with or prior to the issuance of the Senior Notes in accordance with Section 7.12(b) of the indenture, as amended, supplemented or otherwise modified from time to time.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person or (b) the only general partners of which are that Person or one or more subsidiaries of that Person (or a combination thereof).

“Termination Event” means (a) a “Reportable Event” described in Section 4043 of ERISA and the regulations issued thereunder (other than a “Reportable Event” not subject to the provision for 30-day notice to the PBGC under such regulations), or (b) the withdrawal of us or any of our ERISA Affiliates from a Pension Plan during a plan year in which it was a “substantial employer” as defined in Section 4001(1)(2) or 4068(f) of ERISA, or (c) the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination under Section 4041 of ERISA, or (d) the institution of proceedings to terminate a Pension Plan by the PBGC, (e) any other event or condition which might constitute grounds under ERISA for the termination of, or the appointment by the PBGC of a trustee to administer, any Pension Plan, or (f) the imposition of a lien pursuant to Section 412(n) of the Internal Revenue Code.

“Total Cash Debt Service Coverage Ratio” means, with respect to us and our Consolidated Subsidiaries, for each fiscal quarter, the ratio of (x) the greater of (i) our Annualized Consolidated EBITDAR and that of our Consolidated Subsidiaries and (ii) our Consolidated EBITDAR and that of our Consolidated Subsidiaries for such fiscal quarter and each of the three immediately preceding fiscal quarters, to (y) the sum of (without duplication) (i) our Annualized Consolidated Cash Interest Expense and that of our Consolidated Subsidiaries and (ii) scheduled cash payments with respect to the amortization of Indebtedness paid during such fiscal quarter and each of the three immediately preceding fiscal quarters.

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, the Trustee’s security interest in any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

(2) the then outstanding principal amount of that Indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS

Exit Facility

      We have entered into a Loan and Security Agreement with the lenders named therein, Foothill Capital Corporation as arranger and administrative agent, and Ableco Finance LLC as collateral agent, which Loan and Security Agreement is referred to here as the Exit Facility. Other capitalized terms not otherwise defined are defined below in “Exit Facility – Certain Definitions.”

      The Exit Facility will be senior in right of payment to the Senior Notes and Junior Notes. The terms of the subordination between the Exit Facility and the Senior Notes and Junior Notes are governed by an intercreditor agreement between us, the parties to the Exit Facility, the Indenture for the Senior Notes and the Indenture for the Junior Notes, which is described in “Description of the Senior Notes – Subordination Provisions.”

Summary of Terms

      A summary of the Exit Facility follows:

Amount of Loan	The amount of the loan is up to the lesser of (i) the maximum revolving amount of $15.0 million or (ii) the Borrowing Base. The “Borrowing Base” means an amount equal to 70% of the fair market value of the Owned Properties less the Chahaya Space Reserve.

Interest	Advances will bear interest at 12% per annum. Upon the occurrence or continuance of an Event of Default as defined in the Exit Facility, interest will accrue at a default rate of 14% on all obligations related to the payment of money. Interest will accrue and be payable monthly on the first day of each month, commencing on August 1, 2002. All interest and fees shall be computed on the basis of a 360-day year.

Fees	An unused line fee of 0.50% per annum times the average unused portion of the maximum revolving amount of $15.0 million is payable on the first day of each month, agent’s fees and other fees may be payable pursuant to the terms of the Exit Facility.

Ranking	The Exit Facility will be secured and:

• will be senior in right of payment to the Senior Notes; and

• will rank senior in right of payment to all of our existing and future subordinated indebtedness, including the Junior Notes.

As of June 30, 2002:

• we had no outstanding borrowings under the Exit Facility;

• we had $128,832,000 Senior Notes outstanding;

• we had $7,000,000 worth of Junior Notes outstanding; and

• our subsidiaries had total liabilities of $17.6 million.

      See “Description of the Senior Notes” and “Description of the Other Indebtedness – Junior Notes.”

Security Interest	The Exit Facility is secured by the same collateral that secures the Senior Notes, as is described in the indenture for the Senior Notes, and the Junior Notes.

Certain Covenants	The Exit Facility contains certain covenants, which, among other things, restrict our ability and the ability of our subsidiaries to:

• incur or guarantee Indebtedness, subject to certain exceptions;

• incur liens, subject to certain exceptions;

• make fundamental changes including entering into a merger or consolidation, dissolution or liquidation or otherwise allow a change of control to occur;

• sell or otherwise transfer any property, business or assets, subject to certain exceptions;

• make any change to the nature of our business;

• guarantee or otherwise become liable for the obligations of a third party;

• enter into foreign exchange contracts other than hedging transactions in the ordinary course;

• consign or sell inventory other than in the ordinary course;

• declare any dividends or purchase or redeem any shares of our capital stock, including options and warrants;

• make investments, subject to certain exceptions;

• enter into transactions with affiliates except in the ordinary course and on reasonable terms and otherwise in accordance with the terms of the Exit Facility;

• allow our Adjusted Tangible Net Worth (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Adjusted Net Working Capital (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Total Cash Debt Service Coverage Ratio (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Consolidated EBITDAR (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Capital Expenditures (as defined in the indenture for the Senior Notes) to exceed $30.0 million in any given year; or

• fail to achieve minimum revenue amounts.

In addition to the certain negative covenants described above, the Exit Facility contains certain affirmative covenants detailing reporting requirements and the conduct of our business, as is set forth in more detail in Section 6 of the Exit Facility.

      All of these covenants are subject to important exceptions and qualifications.

Use of Proceeds	We currently intend to apply the net proceeds of the Exit Facility, if any, for working capital and general corporate purposes.

Events of Default	The events of default under the Exit Facility include:

• our failure to make timely payments under the Exit Facility;

• our failure to comply with certain covenants and agreements set forth in the loan documents;

• a material adverse change in our business or financial condition;

• if we make any material misstatement or misrepresentation to the lenders;

• a judgment or decree against us involving aggregate liability of $2,000,000 or more;

• if there is an insolvency proceeding commenced by or against us; and

• if we fail to pay more than $1,000,000 of our indebtedness other than that incurred under the Exit Facility.

Certain Definitions

“Chahaya” means Chahaya Optronics, Inc., a Delaware corporation.

“Chahaya Space Reserve” means, as of any date of determination, a reserve relating to the Facilities Agreement in an amount equal to (a) $80,000, times (b) the number of full or partial months remaining after such date up to and including December 31, 2002.

“Eugene Property” means the real property, buildings, improvements, and other property located at 3950 W. 3rd Avenue, Eugene, Oregon.

“Facilities Agreement” means that certain Facilities Sharing and Services Agreement entered into as of November 30, 2000, by and between Borrower and Chahaya.

“Fremont Properties” means the real property, buildings, improvements, and other property located at (a) 47700 Kato Road and (b) 1055 Page Road, each in Fremont, California.

“Owned Properties” means the Eugene Property and the Fremont Properties.

Junior Secured Pay-In-Kind Notes Due 2007

      We issued $7,000,000 Junior Secured Notes due 2007 that are referred to here as “Junior Notes” under an indenture between Bank One Trust Company, N.A., as trustee, and referred to here as the indenture for the Junior Notes. The terms of the Junior Notes include those stated in the indenture for the Junior Notes and those made part of the Indenture for the Junior Notes by reference to the Trust Indenture Act of 1939, as amended. None of the Junior Notes are being registered pursuant to this prospectus.

      The Junior Notes are subordinate in right of payment to the Exit Facility and the Senior Notes. The terms of the subordination between the Exit Facility and the Senior Notes are governed by the Exit Facility Intercreditor Agreement. The terms of the subordination between the Senior Notes and the Junior Notes are governed by the Senior Notes Intercreditor Agreement.

      The terms of the indenture for the Junior Notes are substantially the same as those of the Indenture for the Senior Notes, including the definitions, the collateral, the security interest, the redemption provisions, the covenants and the events of default (see “Description of the Senior Notes”), subject to certain exceptions, including the following:

•	interest on the Junior Notes will be paid in kind unless we elect to pay interest in cash;
•	the Junior Notes bear interest at 12% per annum, and have a default rate of 14%;
•	the Junior Notes shall be issued in minimum denominations of $100 and larger integral multiples of $1;
•	proceeds from capital raising or the sale of assets, to the extent permissible under the Indenture for the Junior Notes, are, subject to the Senior Notes Intercreditor Agreement, to be applied to the redemption of the Seniors Notes in full prior to the redemption of any Junior Notes;
•	the Junior Notes mature on December 31, 2007;
•	the Junior Notes automatically become due and payable upon any acceleration of the outstanding principal amount of any Senior Note or the Exit Facility;
•	the indenture for the Junior Notes has an additional article regarding the subordination provisions that expressly states that the Junior Notes are subordinated to the Exit Facility and the Senior Notes, but not to any other indebtedness of ours.

Promissory Notes

      In connection with the treatment of the Class 2 Allowed Secured Claims and Allowed Priority Tax Claims, we issued four secured and unsecured promissory notes to various city and county taxing authorities in the aggregate amount of $1.7 million. These notes bear interest at rates ranging from 1.68% to 10.0% and have maturity dates through June 2008.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of our Common Stock After the Offering

      No predictions can be made as to the effect, if any, that sales of additional shares of common stock, or the perception that sales will be made, could have on the trading price of our common stock after the offering. Sales of substantial amounts of our common stock after the offering could adversely affect the trading price of our common stock because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

      As of September 30, 2002, we have outstanding 22,826,283 shares of our common stock. Of these outstanding shares, the 15,729,871 shares registered in this registration statement will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, subject to applicable resale limitations under Rule 144 for holders that are our affiliates. The remainder of our outstanding shares of common stock were issued pursuant to an exemption provided by Section 1145(a) of the United States Bankruptcy Code and are freely tradable without restriction or further registration pursuant to the resale provisions of Section 1145(b) of the United States Bankruptcy Code. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, which rules are summarized below.

Registration of Shares Issued in Connection with Compensatory Option Plans

      We intend to file a registration statement under the Securities Act covering an aggregate of 3,125,000 shares of common stock reserved for issuance under our 2002 Qualified Stock Plan and our 2002 Employee Stock Purchase Plan. Upon the effectiveness of such registration statement, all such shares will, subject to volume limitations applicable to affiliates that may be imposed by Rule 144 promulgated under the Securities Act of 1933, be available for sale in the open market, except to the extent that such shares are subject to our vesting restrictions or the contractual restrictions described above.

Registration Rights

      The selling security holders have registration rights with respect to their 15,729,871 shares of common stock and $138,634,300 worth of Senior Notes that require us to register their shares and Senior Notes under the Securities Act pursuant to a shelf registration. In addition, with respect to shares of common stock held by the selling security holders, they have certain rights to participate in any future registration of securities by us. See “Description of Capital Stock – Registration Rights.”

PLAN OF DISTRIBUTION

      The common stock and Senior Notes offered hereby may be sold from time to time by the selling security holders at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares and Senior Notes may be sold by one or more of the following methods, without limitation:

•	a block trade in which a broker or dealer will attempt to sell the shares as agent buy may position and resell a portion of the block as principal to facilitate the transaction;
•	purchase by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
•	face-to-face transactions between sellers and purchasers without a broker-dealer.

      In effecting sales, brokers and dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from selling security holders in amounts to be negotiated. These brokers and dealers and any other participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales.

      The selling security holders may engage in short sale transactions or other hedging transactions with the shares of common stock offered under this registration statement and shares of common stock offered under this registration statement may be used to cover short sales or other hedging transactions. From time to time, one or more selling security holders may pledge, hypothecate or grant a security interest in some or all of the shares or Senior Notes owned by them, and the pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed selling security holders for those purposes.

      We will not receive any proceeds from the sale of the shares of common stock or Senior Notes being offered by the selling security holders. However, we have agreed to bear all expenses incident to the registration, offering and sale of the common stock and Senior Notes to the public by the selling security holders, other than commissions and discounts of underwriters, brokers, dealers and agents. We have also agreed to indemnify the selling security holders and their officers, directors, agents, employees, partners and controlling persons against certain liabilities, including liabilities under the Securities Act, arising out of or incident to registration of the common stock and Senior Notes.

      Information as to whether an underwriter who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, if the compensation of such other broker-dealers is in excess of customary and usual commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares or Senior Notes may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares or Senior Notes from or through such dealer or broker.

      During such time as the selling security holders may be engaged in a distribution of shares or Senior Notes included in this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling security holders, and affiliated purchasers and any broker-dealer or any other person who participated in such distribution from bidding or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

      We filed this registration statement in order to comply with out obligations under the Registration Rights Agreement with the selling security holders. We are also obligated pursuant to that agreement to use our best efforts to register or qualify the common stock and the Senior Notes under the securities or blue sky laws of such jurisdictions as may be necessary for the selling security holders to dispose of such securities. See “Description of Capital Stock – Registration Rights Agreement.”

LEGAL MATTERS

      The validity of the shares of common stock and Senior Notes offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements and related financial statement schedule of Komag, Incorporated as of December 31, 2001 and for the year then ended, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001, consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2000 and for each of the two years in the period ended December 31, 2000, as set forth in their report.

We’ve included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-1 relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.

      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investor Relations

Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131
(408) 576-2000

      We intend to provide our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information in compliance with the requirements of the rules and regulations promulgated by the Securities Exchange Commission.

      Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

      You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

KOMAG, INCORPORATED

REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors

Komag, Incorporated

      We have audited the accompanying consolidated balance sheet of Komag, Incorporated and subsidiaries (the Company) as of December 30, 2001, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komag, Incorporated and subsidiaries as of December 30, 2001, and the results of their operations and their cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about the Company’s ability to continue as a going concern. Also, as discussed in Note 21 to the consolidated financial statements, Komag, Incorporated filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the Code) in the United States Bankruptcy Court on August 24, 2001, and reorganized under the provisions of the Code effective June 30, 2002. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

KPMG LLP

Mountain View, California

January 22, 2002, except as to Note 21,
     which is as of June 30, 2002

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Komag, Incorporated

      We have audited the accompanying consolidated balance sheet of Komag, Incorporated as of December 31, 2000 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2000. Our audits also included the financial statement schedule for each of the two years in the period ended December 31, 2000 listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Komag, Incorporated at December 31, 2000, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for each of the two years in the period ended December 31, 2000, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      The accompanying financial statements have been prepared assuming that Komag, Incorporated will continue as a going concern. As more fully described in Note 1, the Company has incurred recent operating losses and has filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young LLP

San Jose, California

January 29, 2001

KOMAG, INCORPORATED

(DEBTOR-IN-POSSESSION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended

	2001	2000	1999

Net sales to unrelated parties	$116,298	$175,957	$148,299
Net sales to related parties	166,315	182,506	183,647

Net sales	282,613	358,463	331,946
Cost of sales	285,069	323,475	354,655

Gross profit (loss)	(2,456)	34,988	(22,709)
Operating expenses:
Research, development, and engineering	39,546	35,309	44,254
Selling, general, and administrative	19,929	16,251	18,889
Amortization of intangible assets	27,081	16,430	17,272
Restructuring/impairment charges	57,430	5,293	187,965

	143,986	73,283	268,380

Operating loss	(146,442)	(38,295)	(291,089)
Other income (expense):
Interest income	1,528	4,085	5,189
Interest expense (contractual interest expense was $166,859, $45,428, and $23,319 in 2001, 2000, and 1999, respectively)	(155,192)	(45,428)	(23,319)
Other income, net	4,286	3844	1,552

	(149,378)	(37,499)	(16,578)

Loss before reorganization costs, income taxes, minority interest and equity in net loss of unconsolidated company	(295,820)	(75,794)	(307,667)
Reorganization costs, net	6,066	—	—
Benefit from income taxes	(9,433)	(5,188)	(25,808)

Loss before minority interest and equity in net loss of unconsolidated company	(292,453)	(70,606)	(281,859)
Minority interest in net income (loss) of consolidated subsidiary	18	(2,548)	(212)
Equity in net loss of unconsolidated company	(3,924)	—	(1,402)

Net loss	$(296,395)	$(68,058)	$(283,049)

Basic and diluted net loss per share	$(2.65)	$(0.88)	$(4.54)

Number of shares used in basic and diluted per share computations	111,882	77,177	62,291

See notes to consolidated financial statements.

KOMAG, INCORPORATED

(DEBTOR-IN-POSSESSION)
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	Fiscal Year Ended

	2001	2000

ASSETS
Current assets
Cash and cash equivalents	$17,486	$71,067
Short-term investments	335	9,597
Accounts receivable (including $23,905 and $19,498 from related parties in 2001 and 2000, respectively) less allowances of $2,593 and $5,348 in 2001 and 2000, respectively	25,148	40,243
Inventories	11,766	21,442
Prepaid expenses and deposits	1,878	6,299

Total current assets	56,613	148,648
Investment in unconsolidated company	4,076	12,000
Property, plant and equipment, net	232,256	284,518
Land and buildings held for sale	24,600	70,355
Goodwill and other intangible assets, net	90,185	117,359
Deposits and other assets	120	181

	$407,850	$633,061

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Current portion of long-term debt	$—	$216,740
Trade accounts payable	13,376	29,014
Accounts payable to related parties	1,627	2,487
Accrued compensation and benefits	7,585	13,866
Other liabilities	1,763	18,710
Other liabilities due to related party	6,583	12,000
Restructuring liabilities associated with merger	1,363	17,927
Other restructuring liabilities	1,008	14,277

Total current liabilities	33,305	325,021
Long-term note payable to related party	—	25,649
Convertible subordinated debt	—	111,896
Deferred income taxes	1,003	11,813
Other long-term liabilities	910	5,441

Total liabilities not subject to compromise	35,218	479,820
Liabilities subject to compromise	516,173	—
Minority interest in consolidated subsidiary	1,398	1,380
Commitments
Stockholders’ equity (deficit)
Preferred stock, $0.01 par value per share:
Authorized — 1,000 shares in 2001 and 2000, respectively
Common stock, $0.01 par value per share:
Authorized — 250,000 shares in 2001 and 2000, respectively
Issued and outstanding — 111,925 and 111,630 shares in 2001 and 2000, respectively	1,119	1,116
Additional paid-in capital	586,304	586,133
Accumulated deficit	(732,362)	(435,967)
Accumulated other comprehensive income	—	579

Total stockholders’ equity (deficit)	(144,939)	151,861

	$407,850	$633,061

See notes to consolidated financial statements.

KOMAG, INCORPORATED

(DEBTOR-IN-POSSESSION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended

	2001	2000	1999

Operating Activities	$(296,395)	$(68,058)	$(283,049)
Net loss
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization on property, plant, and equipment	68,925	75,064	92,634
Amortization of intangible assets	27,081	16,430	17,272
Gain on debt restructure	—	(3,772)	—
Provision for doubtful accounts receivable	(473)	(236)	(404)
Interest accrual on long-term note payable to related party	3,196	4,312	—
Accretion and amortization of interest on debt	130,861	14,630	—
Equity in net loss of unconsolidated company	3,924	—	1,402
Realized gain on liquidation of subsidiary	(579)	—	—
Loss on disposal of equipment, net	146	3,615	424
Impairment charge related to goodwill	—	—	44,348
Restructuring/impairment charges related to property, plant, and equipment	57,430	—	98,548
Deferred income taxes	(10,810)	(6,859)	(28,403)
Deferred rent	—	147	(1,890)
Minority interest in net income (loss) of consolidated subsidiary	18	(2,548)	(212)
Changes in operating assets and liabilities:
Accounts receivable	19,975	3,126	32,803
Accounts receivable from related parties	(4,407)	6,473	(25,459)
Inventories	9,676	15,103	12,771
Prepaid expenses and deposits	1,452	(3,537)	1,091
Trade accounts payable	(9,984)	(1,220)	(5,800)
Accounts payable to related parties	(860)	468	171
Accrued compensation and benefits	(6,281)	(2,830)	(5,496)
Other liabilities	(788)	(13,848)	(4,067)
Other liabilities due to related party	(1,244)	—	—
Restructuring liabilities associated with merger	(14,174)	—	—
Other restructuring liabilities	(5,367)	(13,013)	21,362
Liabilities subject to compromise	(425)	—	—

	(29,103)	23,447	(31,954)
Reorganization costs, net	6,066	—	—

Net cash provided by (used in) operating activities	(23,037)	23,447	(31,954)
Investing Activities
Acquisition of property, plant and equipment	(25,673)	(29,266)	(32,017)
Purchases of short-term investments	(5,777)	(8,104)	(9,590)
Purchases of short-term investments at maturity	15,039	20,201	5,180
Proceeds from disposal of property, plant and equipment	539	1,384	2,240
Deposits and other assets	154	1,596	58
Merger of business, net of cash	—	23,282	—

Net cash provided by (used in) investing activities	(15,718)	9,093	(34,129)
Financing Activities
Payment of debt	(15,000)	(30,000)	—
Proceeds from sale of common stock, net of issuance costs	174	3,411	3,382

Net cash provided by (used in) financing activities	(14,826)	(26,589)	3,382

Increase (decrease) in cash and cash equivalents	(53,581)	5,951	(62,701)
Cash and cash equivalents at beginning of year	71,067	65,116	127,817

Cash and cash equivalents at end of year	$17,486	$71,067	$65,116

Supplemental disclosure of cash flow information
Cash paid for interest	$14,703	$25,638	$20,159
Cash paid for income taxes	$27	$(726)	$(39)

See notes to consolidated financial statements.

KOMAG, INCORPORATED

(DEBTOR-IN-POSSESSION)
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)
(In thousands)

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance at January 3, 1999	53,887	$539	$407,549	$(84,860)	$579	$323,807
Net loss and comprehensive loss				(283,049)		(283,049)
Common stock issued under Asset Purchase Agreement	10,783	108	34,465			34,573
Common stock issued under Stock Option and purchase plans	1,205	12	3,370			3,382

Balance at January 2, 2000	65,875	659	445,384	(367,909)	579	78,713
Net loss and comprehensive loss				(68,058)		(68,058)
Common stock issued in connection with merger	42,775	428	134,593			135,021
Issuance of warrants for debt restructure			2,774			2,774
Common stock issued under stock option and purchase plans, and private placement	2,980	29	3,382			3,411

Balance at December 31, 2000	111,630	1,116	586,133	(435,967)	579	151,861
Net loss and comprehensive loss				(296,395)		(296,395)
Realized gain on liquidation of subsidiary					(579)	(579)
Common stock issued under stock option and purchase plans	295	3	171			174

Balance at December 30, 2001	111,925	$1,119	$586,304	$(732,362)	$—	$(144,939)

See notes to consolidated financial statements.

KOMAG, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

      Basis of Presentation: The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries (see Note 14), and equity in an unconsolidated company (see Note 17). All significant intercompany accounts and transactions have been eliminated in consolidation.

      As discussed in Note 2, Komag, Incorporated (KUS) filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 24, 2001 (the Petition Date). The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition affects only the Company’s U.S. corporate parent, KUS, and does not include any of its subsidiaries, including Komag Material Technology (KMT), and Komag USA (Malaysia) Sdn (KMS). KUS is operating its business as a debtor-in-possession.

      The consolidated financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities and commitments in the normal course of business. As a result of the Company’s recurring losses from operations and net capital deficiency, and the Chapter 11 Bankruptcy and related circumstances, including the Company’s substantial debt, realization of assets and liquidation of liabilities are subject to significant uncertainty. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern depends on, among other things, its ability to: 1) gain approval of the Plan of Reorganization by the Bankruptcy Court; and 2) maintain business and financial operations consistent with those expected in the Company’s Plan of Reorganization (see Note 2).

      While operating as a debtor-in-possession, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Further, the Plan or Reorganization could materially change the amounts and classifications reported in the consolidated financial statements.

      In connection with the Chapter 11 Bankruptcy, the Company is required to prepare its consolidated financial statements as of December 30, 2001 in accordance with Statement of Position 90-7 (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants. In accordance with SOP 90-7, all of the Company’s pre-petition liabilities that are subject to compromise under the proposed Plan of Reorganization (as defined in Note 2) are segregated in the Company’s consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the Chapter 11 case rather than at the estimated amounts for which those allowed claims may be settled as a result of the approved Plan of Reorganization.

      As of the effective date of the Plan of Reorganization, the Company expects to adopt fresh start reporting as defined in SOP 90-7. In accordance with fresh start reporting, the reorganization value of the Company will be allocated to the emerging entity’s specific tangible and identified net intangible assets based on their fair values. Excess reorganization value, if any, will be reported as reorganization value in excess of amounts allocable to identifiable assets. As a result of the adoption of such fresh start reporting, the Company’s post-emergence (successor) financial statements will not be comparable with its pre-emergence (predecessor) financial statements including the historical consolidated financial statements included in this annual report.

      Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

      Fiscal Year: The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. The years ended December 30, 2001, December 31, 2000, and January 2, 2000, are referred to in the consolidated financial statements as fiscal 2001, 2000, and 1999 respectively, and were each comprised of 52 weeks.

      Cash Equivalents: The Company considers as a cash equivalent any highly-liquid investment that matures within three months of its purchase date.

      Short-Term Investments: The Company invests its excess cash in high-quality, short-term debt instruments. None of the Company’s debt security investments have maturities greater than one year. At December 30, 2001, all short-term investments are designated as available for sale. Interest and dividends on the investments are included in interest income.

      The following is a summary of the Company’s investments by major security type at amortized cost, which approximates fair value:

	Fiscal Year Ended

	2001	2000

	(in thousands)
Municipal auction rate certificates	$—	$28,500
Corporate debt securities	6,874	17,153
Mortgage-backed securities	—	13,991
Government-backed securities	5,350	8,045

	$12,224	$67,689

Amounts included in cash and cash equivalents	$11,889	$58,092
Amounts included in short-term investments	335	9,597

	$12,224	$67,689

      There were no realized gains or losses on the Company’s investments during fiscal 2001, as all investments were held to maturity. The Company utilizes zero-balance accounts and other cash management tools to invest all available funds, including bank balances in excess of book balances.

      Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market, and consist of the following:

	Fiscal Year Ended

	2001	2000

	(in thousands)
Raw material	$5,232	$8,883
Work in process	1,608	5,778
Finished goods	4,926	6,781

	$11,766	$21,442

      Property, Plant, and Equipment: Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful life of the Company’s buildings is thirty years. Furniture and equipment are generally depreciated over three to five years, and leasehold improvements are amortized over the shorter of the lease term or their estimated useful life. Land and buildings acquired as part of the HMT merger which are available for sale, are valued at their estimated fair value less estimated costs to sell of $24.6 million as of December 30, 2001. The fair value was determined based on an independent valuation.

      Property, plant, and equipment consists of the following:

	Fiscal Year Ended

	2001	2000

	(in thousands)
Land	$7,785	$7,785
Buildings	163,333	136,149
Leasehold improvements	30,786	31,931
Furniture	7,549	7,517
Equipment	474,662	497,233

	684,115	680,615
Less allowances for depreciation and amortization	(451,859)	(396,097)

	$232,256	$284,518

      Long-lived assets and certain identifiable intangible assets: Long-lived assets and certain identifiable intangible assets are generally evaluated for impairment on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets may be impaired or the estimated useful lives are no longer appropriate. The Company considers the primary indicators of impairment to include significant decreases in unit volumes, unit prices or significant increases in production costs. Periodically, the Company reviews its long-lived assets and certain identifiable intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values utilizing discounted estimates of future cash flows. The discount rate used is based on the estimated incremental borrowing rate at the date of the event that triggers the impairment. Land and buildings held for sale are evaluated for impairment periodically when there are significant changes in market conditions for commercial real estate, and carried at amounts based on independent valuation less estimated selling costs.

      Revenue Recognition: The Company records sales upon shipment, at which point the title transfers, and provides an allowance for estimated returns of defective products based on historical data as well as current knowledge of product quality.

      Shipping and Handling Costs: Shipping and handling costs associated with manufactured product are charged to cost of sales as incurred.

      Research and Development: Research and development costs are expensed as incurred.

      Stock-Based Compensation: The Company accounts for employee stock-based compensation using the intrinsic-value method, in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost is recorded on the date of grant to the extent that the fair value of the underlying share of common stock exceeds the exercise price for a stock option or the purchase price for a share of common stock. During the period from 1999 through 2001, the Company did not record stock-based compensation expense for stock options issued to employees, as the exercise prices of stock options granted were equal to the fair value of the stock on the date of grant. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company discloses the pro forma effect of using the fair value method of accounting for employee stock-based compensation arrangements.

      Income Taxes: The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period that includes the enactment date.

      Loss Per Share: The Company determines loss per share in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings per Share.

	Fiscal Year Ended

	2001	2000	1999

	(in thousands, except per share amounts)
Numerator: Loss before extraordinary gain	$(296,395)	$(71,830)	$(283,049)

Denominator: Basic and diluted weighted-average shares	111,882	77,177	62,291

Basic and diluted loss per share before extraordinary gain	$(2.65)	$(0.93)	$(4.54)

      Potential incremental common shares attributable to the future exercise of outstanding options (assuming proceeds would be used to purchase treasury stock) of 264,000, 437,000, and 442,000, for 2001, 2000, and 1999, respectively, were not included in the diluted net loss per share before extraordinary gain computation because the effect would have been anti-dilutive.

      Potential incremental common shares attributable to the exercise of outstanding warrants (assuming proceeds would be used to purchase treasury stock) of zero for 2001 and 177,000 for 2000 were not included in the diluted net loss per share before extraordinary gain computation because the effect would have been anti-dilutive. There were no warrants outstanding during 1999.

      Potential incremental common shares attributable to conversion of convertible debt of 12,474,000 for 2001 and 4,358,000 for 2000 were not included in the diluted net loss per share before extraordinary gain computation because their effect would have been anti-dilutive. There was no convertible debt outstanding during 1999.

      Comprehensive Income (Loss): Comprehensive losses for all periods presented reflect the adoption of SFAS No. 130, Reporting Comprehensive Income. Accumulated other comprehensive income is comprised entirely of accumulated translation adjustments.

      Recent Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001, and also includes the criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and requires that goodwill should not be amortized, but should be subject to an impairment test at least annually. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets must be subsumed into goodwill upon adoption. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 must be reassessed, and the remaining amortization periods adjusted accordingly.

      On adoption of SFAS No. 142, the Company was required to complete a transactional impairment analysis of its goodwill as of January 1, 2002. The Company completed this transitional impairment analysis during the three months ended June 30, 2002 and recorded a transitional impairment loss of $47.5 million. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations as of January 1, 2002, resulting in a restatement of the net loss and loss per share respectively for the three-month period ended March 31, 2002, from $10.2 million and $0.09 per share, respectively, to a net loss of $57.7 million and $0.52 per share, respectively.

      Upon the adoption of fresh-start reporting as of June 30, 2002, the Company has a goodwill balance of $33.9 million, which equals the reorganization value in excess of amounts allocable to identifiable net assets recorded in accordance with SOP 90-7, and other intangible assets in the amount of $17.6 million. In accordance with SFAS 142, goodwill will no longer be amortized. As of June 30, 2002, the other intangible assets include developed technology of $3.1 million which will be amortized on a straight-line basis over its estimated useful life of four years, a volume purchase agreement of $7.7 million which will be amortized on a straight-line basis over its remaining useful life of three and one-quarter years, and in-process research and development of $6.8 million, which will be expensed in the third quarter of 2002. The remaining goodwill has been renamed, and will hereafter be referred to, as Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.

      The following tables show the effect on the fiscal years ended 1999, 2000, and 2001 of applying the change in accounting principle retroactively:

	(in thousands, except per share data)
	Fiscal Year Ended

	2001	2000	1999

Reported net income (loss)	$(296,395)	$(68,058)	$(283,049)
Add: goodwill amortization	22,797	12,182	16,090

Adjusted net income (loss)	$(273,598)	$(55,876)	$(266,959)

Basic and diluted income (loss) per share
As reported	$(2.65)	$(0.88)	$(4.54)
Goodwill amortization	0.20	0.16	0.26

Adjusted basic and diluted net income (loss) per share	$(2.45)	$(0.72)	$(4.28)

      In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its financial position or results of operations.

      In October 2001, the FASB issued SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position or results of operations.

      Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2. Reorganization Under Chapter 11 of the United States Bankruptcy Code

      On August 24, 2001, Komag, Incorporated filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company has continued operations since the petition date, and expects to continue its operations during and after the Chapter 11 bankruptcy proceedings.

      The Company filed a proposed Plan of Reorganization (the Plan) on September 21, 2001, which it amended on November 9, 2001, and by which it intends to satisfy and discharge the claims underlying the liabilities discussed below. As amended, the proposed Plan, which must be confirmed by the Bankruptcy Court, currently has the support of creditors holding more than one-half, or approximately $275 million, of the Company’s estimated outstanding debt. The Company has received affirmative votes from seven of the nine classes voting on the Plan. The Plan was rejected by the Subordinated Notes Claims and Stockholder classes. As a result of the vote by the Company’s stockholders, there will be no distribution to stockholders when the Company emerges from bankruptcy.

      The Company continues to pursue diligently the steps necessary to emerge from its Chapter 11 bankruptcy proceedings. Proceedings regarding Plan confirmation are scheduled to take place over the next several months. The proposed Plan may be modified materially before it is confirmed by the Bankruptcy Court.

      The accompanying consolidated statements of operations reflect certain reorganization costs, including professional fees and accretion to full value of the note payable to a related party. Interest expense on the Company’s senior bank debt, subordinated convertible notes, subordinated unsecured convertible debt, and note payable has been recorded up to the petition date. Such interest expense has not been recorded subsequent to that date because it will not be paid, and will not be an allowed claim under the Plan. The difference between recorded interest expense and stated contractual interest expense was $11.7 million for the period from August 25 through December 30, 2001.

      In accordance with SOP 90-7, a significant portion of the Company’s outstanding debt, related accrued interest, and pre-petition accounts payable is classified as liabilities subject to compromise at December 30, 2001. Comparable items in the prior year have not been reclassified to the presentation required by SOP 90-7. See below for a complete description of liabilities subject to compromise.

      The accompanying consolidated financial statements include the consolidated financial position and results of operations of all of the Company’s entities, including KUS. The following condensed financial statements reflect the financial position and results of operations of KUS only, using the equity method of accounting for reporting the results of operations of all subsidiaries of the Company which are not debtors in the Chapter 11 bankruptcy proceedings.

Komag, Incorporated (KUS)

Debtor-In-Possession
Condensed Statement of Operations
(In thousands)

Fiscal Year Ended
2001

Net sales	$31,780
Cost of sales	71,281

Gross loss	(39,501)
Operating expenses:
Research, development, and engineering	27,767
Selling, general, and administrative	15,738
Amortization of intangible assets	16,860
Restructuring/impairment charges	55,420

Operating loss	(155,286)
Other income (expense):
Interest income	1,199
Interest expense (contractual interest expense was $166,859)	(155,192)
Intercompany income from non-debtor subsidiaries, net	94,864
Other income, net	3,541

Loss before reorganization costs, income taxes, equity in net loss of unconsolidated company, and non-debtor subsidiaries	(210,874)
Reorganization costs, net	6,066
Benefit from income taxes	(9,154)

Loss before equity in net loss of unconsolidated company	(207,786)
Equity in net loss of unconsolidated company	(3,924)
Equity in net loss of non-debtor subsidiaries	(84,685)

Net loss	$(296,395)

Komag, Incorporated (KUS)

Debtor-In-Possession
Condensed Balance Sheet
(In thousands)

Fiscal Year Ended
2001

ASSETS
Current assets
Cash and cash equivalents	$5,900
Accounts receivable, net	1,280
Intercompany receivables from non-debtor subsidiaries, net	37,355
Inventories	636
Prepaid expenses and deposits	1,236

Total current assets	46,407
Investment in non-debtor subsidiaries	8,932
Investment in unconsolidated company	4,076
Long-term intercompany receivables from non-debtor subsidiaries	191,576
Property, plant and equipment, net	26,172
Land and buildings held for sale	24,600
Goodwill and other intangible assets, net	87,630
Deposits and other assets	48

$389,441

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Trade accounts payable	$1,903
Accrued compensation and benefits	5,075
Other liabilities	1,370
Other liabilities due to related party	6,583
Restructuring liabilities associated with merger	1,363

Total current liabilities	16,294
Deferred income taxes	1,003
Other long-term liabilities	910

Total liabilities not subject to compromise	18,207
Liabilities subject to compromise	516,173
Stockholders’ deficit	(144,939)

$389,441

Komag, Incorporated (KUS)

Debtor-In-Possession
Condensed Statement of Cash Flows
(In thousands)

Fiscal Year Ended
2001

Operating Activities
Net loss	$(296,395)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization on property, plant, and equipment	9,489
Amortization of intangible assets	16,860
Provision for doubtful accounts receivable	(933)
Interest accrual on long-term note payable to related party	3,196
Accretion and amortization of interest on debt	130,861
Equity in net loss of unconsolidated company	3,924
Equity in net loss of non-debtor subsidiaries	84,685
Gain on disposal of equipment	(14)
Gain on transfer of equipment to non-debtor subsidiaries	(266)
Restructuring/impairment charges related to property, plant, and equipment	55,420
Deferred income taxes	(10,425)
Changes in operating assets and liabilities:
Accounts receivable	12,626
Accounts receivable from related parties	(150)
Inventories	5,458
Prepaid expenses and deposits	1,350
Trade accounts payable	1,630
Intercompany balances with non-debtor subsidiaries, net	(52,166)
Accrued compensation and benefits	(5,173)
Other liabilities	(13)
Other liabilities due to related party	(1,244)
Restructuring liabilities associated with merger	(14,174)
Other restructuring liabilities	(1,445)
Liabilities subject to compromise	(425)

(57,324)
Reorganization costs, net	6,066

Net cash used in operating activities	(51,258)
Investing Activities
Acquisition of property, plant and equipment	(1,193)
Purchases of short-term investments	(3,209)
Proceeds from short-term investments at maturity	11,534
Proceeds from disposal of property, plant and equipment	516
Proceeds from transfer of property, plant and equipment to non-debtor subsidiaries	1,608
Deposits and other assets	156

Net cash provided by investing activities	9,412
Financing Activities
Payment of debt	(15,000)
Sale of common stock, net of issuance costs	174

Net cash used in financing activities	(14,826)

Decrease in cash and cash equivalents	(56,672)
Cash and cash equivalents at beginning of year	62,572

Cash and cash equivalents at end of year	$5,900

      As part of the Bankruptcy Filing, the Company has rejected certain leases and contracts, and intends to reject additional leases and contracts as allowed by the Bankruptcy Code. Certain of the leases that the Company already has rejected or intends to reject have previously been accounted for as part of restructuring plans in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with Purchase Business Combinations, and EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). Consequently, the Company has reclassified the merger and restructuring related accruals for these leases to liabilities subject to compromise. In addition, in the fourth quarter of 2001 the Company increased its liability to Western Digital related to equipment lease obligations by $1.9 million to the estimated amount of the claim.

      The amounts for Chapter 11 related reorganization costs included in the consolidated and condensed debtor-in-possession statements of operations consist of the following for the year ended December 30, 2001 (in thousands):

Accretion of discount on note payable to related party	$2,270
Adjustment to liabilities subject to compromise related to equipment lease obligations	1,929
Professional fees	1,876
U.S. Trustee fees	10
Other	(19)

$6,066

      Liabilities included in the condensed and consolidated debtor-in-possession balance sheet at December 30, 2001, which are subject to compromise under the terms of the Plan of Reorganization, are summarized as follows (in thousands):

Priority tax claims	$1,729
Loan restructure agreement claims	206,880
Western Digital note claim	33,675
Western Digital rejection claims	11,262
Convertible notes claims	10,193
Subordinated notes claims	238,195
General unsecured claims	14,239

Total liabilities subject to compromise	$516,173

      The above balance sheet amounts represent the Company’s estimate of known or potential pre-petition claims. Pursuant to the Bankruptcy Code, schedules have been filed by KUS with the Bankruptcy Court setting forth its assets and liabilities. Differences between amounts recorded by KUS and claims filed by creditors are being investigated and resolved as part of the Chapter 11 bankruptcy proceedings. Such claims remain subject to future adjustment. Any such adjustments would increase or decrease the liabilities subject to compromise and reorganization costs in the period in which they become known. Adjustments may result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, and rejection of executory contracts, unexpired leases and proofs of claim. Payment terms for these amounts will be established in connection with the Chapter 11 bankruptcy proceedings.

      Liabilities subject to compromise are explained as follows:

•	Priority tax claims - reflect the liability for property, sales, and income taxes that were unpaid as of August 24, 2001.

•	Loan restructure agreement claims - reflect the outstanding $201.7 million principal balance of the senior unsecured bank debt. In June 2000, the Company entered into a senior unsecured loan restructure agreement with its senior lenders. Under the loan restructure agreement, the bank debt became due and payable on June 30, 2001. This debt bore interest at the prime interest rate plus 1.25%, and required principal payments of $7.5 million a quarter. The amount also includes accrued interest of $4.4 million through August 24, 2001, and $0.8 million for reimbursement of professional advisory expenses.

•	Western Digital note claim - reflects a note to Western Digital in the principal amount of $30.1 million in connection with the purchase of the assets of Western Digital’s media operation in April 1999. The note bears interest at 4.9% and was originally due in April 2002 and was subordinated to the Company’s senior bank debt. The amount includes $3.6 million in accrued interest through August 24, 2001.

•	Western Digital rejection claims - reflect the liability for all unused equipment leases in connection with the closure of the media operation acquired from Western Digital in April 1999.

•	Convertible notes claims - reflect the outstanding $9.3 million of subordinated unsecured convertible debt that was scheduled to mature in 2005. This convertible debt was issued in June 2000 as part of the restructuring of the senior bank debt. The convertible notes originally bore interest of 8%, payable on the maturity date of the convertible notes. The claim amount includes $0.9 million in accrued interest through August 24, 2001.

•	Subordinated notes claims - reflect the outstanding $230.0 million in subordinated convertible notes assumed in the merger with HMT Technology Corporation. The HMT notes originally bore interest at 5 3/4% payable semiannually on January 15 and July 15, were convertible into shares of common stock of the Company at a conversion price of $26.12, and were scheduled to mature in January 2004. The Company has not paid the interest on the HMT notes that was due on July 15, 2001. This amount includes $8.3 million in accrued interest through August 24, 2001.

•	General unsecured claims - reflect the liability for: 1) all materials and services that were received by KUS but unpaid as of August 24, 2001; 2) remaining lease payments for unused equipment leased by HMT; and 3) unpaid severance costs as of August 24, 2001.

      The Company has received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages, salaries, benefits and other employee obligations, and certain other pre-petition claims. The pre-petition liabilities that have been approved for payment by the Bankruptcy Court are excluded from liabilities subject to compromise.

Note 3. Segment and Geographic Information

      The Company operates in one business segment, which is the development, production, and marketing of high-performance thin-film media for use in hard disk drives. The Company primarily sells to original equipment manufacturers in the rigid disk drive market.

      The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information on January 3, 1999. SFAS 131 establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, the Company’s operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to chief operating decision-makers of the Company.

      Summary information for the Company’s operations by geographic location is as follows:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Net sales:
To customers from US operations	$22,141	$37,708	$115,554
To customers from Malaysian operations	260,472	320,755	216,392
Intercompany from Malaysian operations	72,084	77,559	73,201
Intercompany from US operations	18,956	36,191	31,945

	373,653	472,213	437,092
Intercompany eliminations	(91,040)	(113,750)	(105,146)

Total net sales	$282,613	$358,463	$331,946

Operating loss:
US operations	$(67,569)	$(42,309)	$(204,172)
Malaysian operations	(78,873)	4,014	(86,917)

Total operating loss	$(146,442)	$(38,295)	$(291,089)

Long-lived assets:
US operations	$139,565	$214,678	$55,690
Malaysian operations	207,566	257,735	283,307

Total long-lived assets	$347,161	$472,413	$338,997

      External sales by geographic location, which is determined by the customers’ sold-to address, are as follows:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Malaysia	$168,384	$190,168	$162,635
Singapore	94,138	137,392	$149,344
US	13,732	25,168	16,570
All Other Asian Countries	6,308	5,735	2,426
Europe	51	—	971

Total net sales	$282,613	$358,463	$331,946

Note 4. Concentration of Customer and Supplier Risk

      The majority of the Company’s sales are derived from a relatively small number of customers, resulting in a concentration of credit risk with respect to trade receivables. The Company performs ongoing credit evaluations of its customers, and generally requires no collateral. Based on management’s evaluation of potential credit losses, the Company believes its allowance for doubtful accounts is adequate. The Company had one customer that accounted for $23.8 million of its accounts receivable as of December 30, 2001, or 59% of its net sales for the year then ended. A second customer accounted for $3.2 million of the Company’s accounts receivable as of December 30, 2001, or 27% of sales for the year ended.

      The Company’s customers are concentrated in the disk drive industry. Accordingly, the Company’s future success depends on the buying patterns of these customers and the continued demand by these customers for the Company’s products. Additionally, the disk drive market is characterized by rapidly changing technology, evolving industry standards, changes in end user requirements, and frequent new product introductions and enhancements. The Company’s continued success will depend upon its ability to enhance existing products and to develop and introduce, on a timely basis, new products and features that keep pace with technological developments and emerging industry standards. Furthermore, as a result of its international sales, the Company’s operations are subject to risks of doing business abroad, including but not limited to, fluctuations in the value of currency, longer payment cycles, and greater difficulty in collecting accounts receivable.

      Due to the Company’s small customer base, the loss of any one significant customer would have a material impact on the Company’s business operations. Significant customers accounted for the following percentages of net sales in 2001, 2000, and 1999:

	Fiscal Year Ended

	2001	2000	1999

Western Digital Corporation	59%	50%	71%
Maxtor Corporation	27%	28%	16%
Seagate Technology	7%	17%	8%

      In April 1999, the Company purchased Western Digital’s media operation. As part of the purchase, the Company and Western Digital entered into a volume purchase agreement whereby Western Digital is obligated, over the three years following the acquisition date, to purchase a significant majority of its media requirements from the Company. In October 2001, Western Digital and the Company approved a three-year extension, extending the agreement through April 2005.

      Kobe Steel, Ltd. (Kobe), through certain subsidiaries, supplies aluminum substrate blanks and ground aluminum substrates to the Company. The Company also relies on a limited number of other suppliers, in some cases a sole supplier, for certain other materials used in its manufacturing processes. These materials include nickel plating solutions, certain polishing and texturing supplies and sputtering target materials. These suppliers work closely with the Company to optimize the Company’s production processes. Although this reliance on a limited number of suppliers, or a sole supplier, entails some risk that the Company’s production capacity would be limited if one or more of such materials were to become unavailable or available in reduced quantities, the Company believes that the advantages of working closely with these suppliers outweigh such risks. If such materials should be unavailable for a significant period of time, the Company’s results of operations could be adversely affected.

Note 5. Stockholders’ Equity

      In September 2000, the Company’s stockholders approved a proposal to increase the amount of Common Stock the Company is authorized to issue from 150,000,000 to 250,000,000 shares.

      At December 30, 2001, shares of Common Stock reserved for future issuance are as follows (in thousands):

Stock options	26,133
Warrants	2,392
Convertible debt	12,474

40,999

Note 6. Stock Option Plans and Stock Purchase Plan

      At December 30, 2001, the Company had stock-based compensation plans, which are described below. The Company has elected to follow APB No. 25 in accounting for its plans. Accordingly, no compensation cost has been recorded in the consolidated financial statements for its stock option and stock purchase plans.

      If compensation cost for the stock-based compensation plans had been determined consistent SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

		Fiscal Year Ended

		2001	2000	1999

		(in thousands, except per share amounts)
Net loss:	As reported	$(296,395)	$(68,058)	$(283,049)
	Pro forma	(306,185)	$(93,379)	(303,793)
Basic and diluted EPS:	As reported	$(2.65)	$(0.88)	$(4.54)
	Pro forma	(2.74)	(1.21)	(4.88)

      For purposes of the pro forma disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2000, and 1999, respectively: risk-free interest rates of 4.6%, 6.2%, and 5.8%; volatility factors of the expected market price of the

Company’s Common Stock of 266.0%, 235.6%, and 90.4%; and a weighted-average expected life of the options of 1.3, 4.3, and 4.3 years. There was no dividend yield included in the calculation, as the Company does not pay dividends. The weighted-average fair value of options granted during 2001, 2000, and 1999 was $0.76, $2.11, and $2.72, respectively.

      Under the Company’s stock option plans (Plans), the Company may grant options to purchase up to 30,826,104 shares of Common Stock. Options may be granted to employees, directors, independent contractors and consultants. The Restated 1987 Stock Option Plan provides for issuing both incentive stock options and nonqualified stock options, both of which must be granted at fair market value at the date of grant. The 1997 Supplemental Stock Option Plan and the Komag Material Technology, Inc. Stock Option Plan provide for the issuance of nonqualified stock options, which must be granted at fair market value at the date of grant. Outstanding options vest over various periods ranging from immediate vesting to four years, and expire no later than ten years from the date of grant. Options may be exercised in exchange for cash or outstanding shares of the Company’s Common Stock.

      In connection with the merger with HMT, the Company assumed outstanding options of approximately 3,064,000 under the HMT 1995 Stock Option Plan and the HMT 1996 Equity Incentive Plan. In accordance with the merger agreement, these options were converted into approximately 2,786,000 options to purchase the Company’s shares of Common Stock.

      At December 30, 2001, approximately 9,553,000 shares of Common Stock were reserved for future option grants and 16,580,000 shares of Common Stock were reserved for the exercise of outstanding options under the Company’s Plans. Approximately 12,838,000, 9,379,000, and 4,486,000 of the outstanding options were exercisable at December 30, 2001, December 31, 2000, and January 2, 2000, respectively.

      A summary of stock option transactions is as follows:

		Weighted-average
	Shares	Exercise Price	Total

	(in thousands, except per share amounts)
Outstanding at January 3, 1999	8,816	$6.50	$57,285
Granted	9,934	3.92	38,815
Exercised	(34)	9.33	(317)
Cancelled	(3,367)	6.28	(21,205)

Outstanding at January 2, 2000	15,349	4.86	74,578
Granted	5,959	2.05	12,224
Options assumed in merger	2,786	7.62	21,245
Exercised	(60)	2.85	(170)
Cancelled	(4,978)	5.47	(27,225)

Outstanding at December 31, 2000	19,056	4.23	80,652
Granted	3,035	0.87	2,637
Exercised	(71)	0.04	(3)
Cancelled	(5,440)	4.51	(24,522)

Outstanding at December 30, 2001	16,580	$3.54	$58,764

      The following table summarizes information concerning outstanding and exercisable options at December 30, 2001 (option shares in thousands):

	Options Outstanding
				Options Exercisable
		Remaining
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life (yrs)*	Price*	Exercisable	Price*

$ 0.04 - $ 1.25	2,626	4.5	$0.67	2,268	$0.67
1.38 - 2.25	4,453	8.6	1.70	3,604	1.72
2.31 - 5.35	8,040	6.9	4.11	5,829	4.34
5.41 - 16.13	1,374	5.9	10.17	1,049	10.33
16.36 - 34.13	87	4.3	27.10	88	27.10

	16,580			12,838

*	weighted average

      In May 1999, the Shareholders approved a 2,550,000 share increase in the total number of shares that may be issued under the Komag ESPP Plan. In January 2001, the Board of Directors, by unanimous written consent, approved an additional 2,100,000 shares to cover future issuances. In June 2001 the Plan was terminated. In May 2001 the Shareholders approved a new 2001 ESPP Plan, which became effective in July 2001. The 2001 ESPP Plan was terminated due to the Company’s bankruptcy filing.

      Shares issued under the ESPP Plan approximated zero, 2,257,000, and 1,170,000, in 2001, 2000, and 1999, respectively. At December 30, 2001, no shares of Common Stock were reserved for future issuance under the ESPP Plan.

      For purposes of the pro forma disclosure, the fair value of the employees’ purchase rights under the ESPP Plan has been estimated using the Black-Scholes model assuming risk-free interest rates of 6.2% and 5.8%, for 2000 and 1999, respectively. Volatility factors of the expected market price were 235.6% and 90.4% for 2000 and 1999, respectively. The weighted-average expected life of the purchase rights was six months for 2000 and 1999. The weighted-average fair value of those purchase rights granted in 2000 and 1999 was $0.85 and $2.90, respectively.

      In connection with the HMT merger, the Company assumed ownership of the HMT Employee Stock Purchase Plan (HMT ESPP Plan). As of October 2, 2000, the merger date, there were 3,637,600 shares available for issuance under the HMT ESPP Plan. As part of the semi-annual October 31, 2000 offering, 492,462 shares were issued to employees under the HMT ESPP Plan. As of December 31, 2000, 3,147,638 shares were available for future issuance. On April 30, 2001, the final employee stock purchase under the HMT ESPP Plan was made, and 224,000 shares were issued. Subsequently, the HMT ESPP Plan was terminated. For purposes of the pro forma disclosure in 2000, the fair value of the employees’ purchase rights under the HMT ESPP Plan has been estimated using the Black-Scholes model assuming a risk-free interest rate of 6.2%, a volatility factor of the expected market price of 235.6%, and a weighted-average expected life of the purchase rights of six months as of December 31, 2000. The weighted-average fair value of those purchase rights granted in 2000 was $0.85.

Note 7. Bonus and Employee Savings Plans

      The Company’s bonus plans include provisions for discretionary bonuses. The Company expensed $4.6 million, $5.2 million, and $1.5 million under the discretionary bonus provisions as retention bonuses in 2001, 2000, and 1999, respectively.

      The Company and its subsidiaries maintain savings and deferred profit sharing plans. Employees who meet certain criteria are eligible to participate. In addition to voluntary employee contributions to these plans, the Company matches a portion of each employee’s contributions to the plans, up to a maximum amount. The Company contributed $0.7 million, $0.4 million, and $0.6 million to the plans in 2001, 2000, and 1999, respectively. Expenses for the Company’s bonus and employee savings plans are included in selling, general, and administrative expenses.

Note 8. Income Taxes

      The benefit for income taxes consists of the following:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Federal:
Current	$18	$—	$1,369
Deferred	(11,069)	(722)	(20,555)

	(11,051)	(722)	(19,186)
State:
Current	13	87	2
Deferred	259	(6,138)	(7,848)

	272	(6,051)	(7,846)
Foreign:
Current	1,346	1,585	1,224

	$(9,433)	$(5,188)	$(25,808)

      Foreign income taxes consist of withholding taxes on royalty and interest payments, and foreign taxes of subsidiaries.

      Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year Ended

	2001	2000

	(in thousands)
Deferred income	$—	$(9,872)
Other	(1,003)	(1,941)

Gross deferred tax liabilities	(1,003)	(11,813)

Capital loss carryover	2,029	—
Depreciation and amortization	28,563	—
Accrued compensation and benefits	1,781	—
Other	9,758	—
Tax benefit of net operating loss carryforwards	255,437	158,282
Tax benefit of credit carryforwards	52,683	14,363

Gross deferred tax assets	350,251	172,645
Valuation allowance	(350,251)	(172,645)

Net deferred tax assets	—	—

	$(1,003)	$(11,813)

      As of December 30, 2001, the Company has federal and state tax net operating loss carryforwards of approximately $693.7 million and $220.0 million, respectively. The Company also has federal and state tax credit carryforwards of approximately $24.8 million and $42.8 million, respectively. The Company’s federal net operating loss carryforwards expire beginning in 2008 through 2021, and the state net operating loss carryforwards expire beginning in 2002 through 2011. The Company’s federal R&D and AMT tax credits can be carried forward for twenty years and indefinitely, respectively, and the state R&D credit can be carried forward indefinitely.

      The utilization of the Company’s net operating loss and tax credit carryforwards is subject to a substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986, as amended, and similar State provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization. Due to the uncertainty of the timing and amount of future income, the Company has provided a full valuation allowance against its deferred tax assets.

      The deferred tax asset valuation allowance increased by $177.6 million in 2001, decreased by $39.1 million in 2000, and increased $80.8 million in 1999.

      A reconciliation of the income tax provision at the 35% federal statutory rate to the income tax provision at the effective tax rate is as follows:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Income tax benefit at federal statutory rate	$(107,039)	$(28,198)	$(107,683)
State income taxes, net of federal benefit	272	(2,829)	(6,622)
Foreign withholding taxes	1,345	—	—
Non-deductible interest expense	46,920	—	—
Nondeductible goodwill amortization	5,901	—	—
Permanently reinvested foreign losses	—	1,976	15,052
Changes in estimate for tax contingencies	10,995	—	—
Losses for which no current year benefit available	30,671	26,257	72,095
Other	1,502	(2,394)	1,350

	$(9,433)	$(5,188)	$(25,808)

      Foreign pre-tax loss was $83.7 million, $5.6 million, and $101.4 million in 2001, 2000, and 1999, respectively.

      The Company’s wholly-owned thin-film media operation, KMS, received a five-year extension of its initial tax holiday through June 2003, for its first plant site in Malaysia. KMS has also been granted an additional eight-year and ten-year tax holiday through December 2006 and 2008 for its second and third plant sites in Malaysia, respectively. The tax holidays had no impact on either the Company’s 2001 or 1999 net loss. In 2000, the tax holiday reduced the Company’s net loss by approximately $8.8 million ($0.08 per basic and diluted share).

Note 9. Term Debt and Convertible Subordinated Debt

      Prior to June 2000, the Company borrowed $260.0 million under its term debt and line of credit facilities. In June 2000, the Company entered into a senior unsecured loan restructure agreement with its lenders and a separate subordinated unsecured convertible debt agreement with other creditors. As part of this transaction, $13.3 million of senior unsecured debt was converted to $9.3 million of subordinated unsecured convertible debt. The conversion resulted in a gain of $3.8 million, net of expenses which was recorded in other income.

      As a consequence of this agreement, at December 30, 2001, the Company has: a) $201.7 million in senior unsecured bank debt which bears interest at the prime interest rate plus 1.25% and a 2% penalty for defaulting on the loan, and which matured on June 30, 2001; and b) $9.3 million of convertible debt which bears interest at 8% and which was originally scheduled to mature in February 2005. In connection with this convertible debt, the Company issued warrants to purchase up to 3 1/2% of its common stock.

      The Company also has a note payable to Western Digital with a principal balance of $30.1 million at December 30, 2001, which bears interest at 4.9% compounded quarterly, and which was originally scheduled to mature in April 2002.

      Additionally, on completion of the HMT merger in 2000, the Company assumed, and has at December 30, 2001, $230.0 million of HMT’s convertible notes, which bear interest at 5 3/4% and which were originally scheduled to mature in January 2004.

      In accordance with the terms of the loan restructure agreement for the senior bank debt and the subordination provisions for the HMT convertible notes, the Company did not pay the interest on the HMT subordinated notes when it became due on July 15, 2001. In addition, the Company’s failure to pay its senior bank debt when it became due on June 30, 2001 caused a default under the HMT subordinated notes as of July 30, 2001. Upon default of the HMT subordinated notes, the notes became immediately due and payable. As a result, the Company accreted the unamortized discount on the notes of $99.1 million to interest expense.

      On August 24, 2001, Komag, Incorporated filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, and filed a proposed Plan of Reorganization (the Plan). Accordingly, these liabilities have been reclassified in 2001 to liabilities subject to compromise (see Note 2). The repayment or discharge of the aforementioned indebtedness, plus unpaid accrued interest of $17.3 million through August 24, 2001, is subject to the provisions of the Plan, which may be modified materially before being confirmed by the Bankruptcy Court.

      Contractual interest expense on the indebtedness from August 25, 2001, to December 30, 2001, was $11.7 million.

Note 10. Fair Value of Financial Instruments

      The carrying values of cash and short-term investments, accounts receivable and certain other current assets and liabilities approximate their fair values at December 30, 2001, and December 31, 2000, due to the relatively short period to maturity of these instruments.

      As a result of the Company’s Chapter 11 bankruptcy petition on August 24, 2001, the Company’s debt has been reclassified to liabilities subject to compromise on the balance sheet (see Note 2) at the value the Company estimates will be allowed by the Bankruptcy Court. The current status of the debt is discussed in Note 9.

Note 11. Leases and Commitments

      The Company leases certain research and administrative facilities under operating leases that expire at various dates between 2004 and 2007. Certain of these leases include renewal options varying from five to twenty years. At December 30, 2001, the future minimum commitments for non-cancellable operating facility leases and a sublease that the Company has not rejected or does not intend to reject pursuant to the Bankruptcy Code (see Note 2) are as follows (in thousands):

	Minimum Lease Payments	Sublease Income

2002	$3,507	$1,450
2003	3,509	1,494
2004	3,458	1,539
2005	3,308	1,585
2006	3,308	1,633
Thereafter	636	414

	$17,726	$8,115

      As part of the Bankruptcy Filing, the Company has rejected certain leases and intends to reject other leases as allowed by the Bankruptcy Code (see Note 2). At December 30, 2001, commitments for these operating facility and equipment leases, including amounts that were not paid in fiscal 2001, are $6.4 million, net of $0.4 million in future sublease income related to these leases.

      Rental expense for all operating leases amounted to $5.3 million, $4.5 million and $8.0 million in 2001, 2000 and 1999, respectively. Sublease rental income amounted to $1.4 million, $1.8 million, and $1.4 million in 2001, 2000, and 1999, respectively.

      The Company has current non-cancellable capital purchase commitments of approximately $3.1 million at December 30, 2001.

Note 12. Restructuring Charges

      The Company has recorded liabilities related to costs to exit certain business activities. Such liabilities have been estimated using historical data on prior costs for such activities, coupled with assumptions on time frames for exiting such activities and specific actions necessary to complete such transactions.

      The Company recorded restructuring charges of $7.2 million, $5.3 million, and $143.6 million in 2001, 2000, and 1999, respectively. The $7.2 million total for 2001 reflected additional costs associated with operating lease obligations on equipment no longer in service, and costs for closing the former HMT facilities. The $5.3 million total for 2000 included an $8.0 million charge related to KMT, less a net $2.7 million reversal of charges previously accrued for the 1997, 1998, and 1999 restructuring plans.

1999 Restructuring Plan

      In the second quarter of 1999, the Company recorded restructuring charges of $4.3 million. This restructuring charge related primarily to severance pay associated with 400 terminated U.S. manufacturing employees, and was paid in the second and third quarters of 1999.

      In the third quarter of 1999, the Company implemented a restructuring plan based on an evaluation of the size and location of its existing production capacity relative to the short-term and long-term market demand outlook. Under this plan, the Company decided to close its U.S. manufacturing operations in San Jose, California. The restructuring actions resulted in a charge of $139.3 million, which included $98.5 million for leasehold improvements and equipment write-offs, $17.7 million for future liabilities under non-cancelable equipment leases associated with equipment no longer being used, $15.6 million for severance pay associated with approximately 980 terminated employees (all in the U.S. and predominately all from the manufacturing area), and $7.5 million in plant closure costs. Non-cash items included in the restructuring charge totaled $98.5 million.

      In 2000, the writedown of net book value of equipment and leasehold improvements was increased by $2.4 million for additional equipment that was determined unusable due to the restructure. The facility closure liability was decreased by $3.7 million in 2000 due to successfully terminating the leases on manufacturing facilities and subleasing the administrative facility earlier than originally expected. The severance costs liability was decreased by $0.7 million to reflect lower than expected payments.

      In 2001, 2000, and 1999, the Company made cash payments totaling $39.2 million relating to restructuring activities under the 1999 restructuring plan. The remaining reserve balance of $3.9 million associated with certain Western Digital unused equipment leases was reclassified to liabilities subject to compromise (see Note 2).

      The following table summarizes the activities in the 1999 restructuring plans:

	Writedown Net Book
	Value of Equipment	Liabilities Under
	and Leasehold	Non-Cancelable	Facility	Severance
	Improvements	Equipment Leases	Closure Costs	Costs	Total
(in millions)
Expensed in 1999	$98.5	$17.7	$7.5	$19.9	$143.6
Charged to Reserve	(98.5)	(3.9)	(3.0)	(15.1)	(120.5)

Balance at January 2, 2000	—	13.8	4.5	4.8	23.1
Adjustment to Reserve	2.4	—	(3.7)	(0.7)	(2.0)
Charged to Reserve	(2.4)	(7.5)	(0.8)	(4.1)	(14.8)

Balance at December 31, 2000	(0.0)	6.3	(2.4)	—	6.3

Charged to Reserve	(0.0)	(2.4)	—	—	(2.4)

Reclassifications	(0.0)	(3.9)	—	—	(3.9)

Balance at December 30, 2001	$(0.0)	$—	$—	$—	$—

2000 Restructuring Plan

      In December 2000, the Company implemented a restructuring plan to cease KMT’s U.S. manufacturing operations in May 2001. This restructuring action resulted in a charge of $8.0 million, and included $2.5 million of severance pay associated with eliminating approximately 160 positions, primarily in manufacturing, $4.6 million associated with the write-down of equipment and leasehold improvements, and $0.9 million associated with related facility closing costs in 2000. In 2001, the reserve was decreased by $4.6 million to reflect the write-down of net book value of equipment and leasehold improvements.

      Cash payments of $2.4 million were made in 2001 under the 2000 restructuring plan. The remaining liabilities are expected to be paid through 2004, the remaining facility lease term.

      The following table summarizes the activities in the 2000 restructuring plan:

	Writedown Net Book
	Value of Equipment
	and Leasehold	Facility Closure
	Improvements	Costs	Severance Costs	Total
(in millions)
Expensed in 2000, and balance at December 31, 2000	$4.6	$0.9	$2.5	$8.0
Write-down of net book value of equipment and leasehold improvements	(4.6)	—	—	(4.6)
Charged to reserve	—	(0.3)	(2.1)	(2.4)
Reclassifications		0.4	(0.4)	—

Balance at December 30, 2001	$—	$1.0	$—	$1.0

Other Restructuring Expenses

      In 2000, restructuring expense was credited for $0.7 million to close-out the 1997 and 1998 restructuring plans. In 2001, restructuring expense was charged $7.2 million to reflect the recognition of operating lease obligations for equipment no longer in service, and additional building exit costs related to the former HMT facilities.

Note 13. Impairment Charges

      The Company recorded impairment charges of $50.2 million, zero, and $44.3 million in 2001, 2000, and 1999, respectively. Impairment charges in 1999 related to the goodwill associated with the purchase of the assets of Western Digital’s media operation (see Note 15). Impairment charges in 2001 included a $45.8 million write-down of the former HMT land and buildings held for sale in Eugene, Oregon, and Fremont, California, which reflected currently depressed market conditions for commercial real estate, and which was based on an independent valuation less estimated selling costs, and a $4.4 million impairment charge pertaining to manufacturing equipment no longer in service.

Note 14. Komag Material Technology, Inc.

      The Company’s consolidated financial statements include the consolidation of the financial results of Komag Material Technology, Inc. (KMT), which manufactured and sold aluminum disk substrate products for high-performance magnetic storage media prior to 2001. KMT conducts engineering, research, and development activities for disk substrates. KMT is owned 80% by the Company and 20% by Kobe Steel USA Holdings Inc., a US subsidiary of Kobe Steel, Ltd. (Kobe).

      Other transactions between Kobe or its distributors and the Company were as follows:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Accounts payable to Kobe or its distributors
Beginning of year	$1,827	$2,007	$1,799
Purchases	25,848	25,605	15,031
Payments	(26,080)	(25,785)	(14,823)

End of year	$1,595	$1,827	$2,007

Note 15. Purchase of Western Digital Corporation’s Media Operation

      In April 1999, the Company purchased the assets of Western Digital’s media operation through the issuance of approximately 10.8 million shares of the Company’s common stock and a note in the principal amount of $30.1 million. The shares issued in the transaction, which represented 16.7% of the Company’s outstanding shares on a post-issuance basis, were originally unregistered and subject to trading restrictions. Western Digital may resell these shares in specified increments over a three and one-half year period under registration rights granted by the Company or under SEC rules after expiration of the required holding periods. The Company registered 30% of the shares in

January 2000, pursuant to the agreement. Principal and interest accrued on the note are due in three years and the note is subordinated to the Company’s senior credit facilities. The Company discounted the principal amount of the subordinated note payable to $21.2 million based on the Company’s estimated incremental borrowing rate at the time of the acquisition of 18% for this class of financial instrument. Through the Company’s Chapter 11 bankruptcy petition date of August 24, 2001 (see Note 2), this amount had been accreted up to $27.8 million. In accordance with SOP 90-7 the Company recorded a $2.3 million charge to reorganization expense to accrete the note to its face value of $30.1 million. At December 30, 2001, this amount, plus $3.6 million in accrued interest through August 24, 2001, has been reclassified to liabilities subject to compromise (see Note 2).

      Additionally, in April 1999, the Company and Western Digital signed a volume purchase agreement under which the Company agreed to supply a substantial portion of Western Digital’s media needs over the next three years. Under the volume purchase agreement, Western Digital began to purchase most of its media requirements from the Company after the closing date. In October 2001, Western Digital and the Company approved a three-year extension of the volume purchase agreement, extending the agreement through April 2005.

      Due to weak unit demand driven by a substantial decrease in the number of disks per drive, the Company closed the former Western Digital media operation located in Santa Clara, California at the end of June 1999, nearly fifteen months ahead of the Company’s original transition plan.

      The Company’s acquisition of Western Digital’s media operation was recorded as a business combination using the purchase method of accounting. Under this method, the Company recorded the following (in millions):

Purchase Price Paid:
Common Stock	$34.6
Note Payable	21.2

Total Costs	$55.8

Assets Acquired:
Goodwill	$79.2
Volume Purchase Agreement	4.7
Equipment	5.3
Inventory	2.1
Liabilities Assumed:
Remaining Lease Obligations for Equipment Removed from Service	(26.5)
Facility Closure Costs	(5.6)
Purchase Order Cancellation
Liabilities	(2.6)
Other Liabilities	(0.8)

Net Assets Acquired	$55.8

      The Company recognized goodwill and other intangible assets in connection with the acquisition of the Western Digital media operation in the amount of $83.9 million. Goodwill reflects the difference between the fair value of the identifiable net assets acquired and consideration paid. Under purchase accounting rules, the Company also recorded liabilities that increased the amount of goodwill recognized. These liabilities included estimated costs for the closure of the former Western Digital media operation as well as costs related to the remaining lease obligations for equipment taken out of service due to the closure.

      Of the original liabilities assumed, $29.3 million has been paid through December 30, 2001, including equipment lease obligations ($20.3 million), facility closure costs ($5.6 million), and other liabilities ($3.4 million). In accordance with SOP 90-7, the remaining liability, which pertains to equipment lease obligations, has been reclassified to liabilities subject to compromise (see Note 2).

      Based on reduced cash flow expectations influenced by continuing difficult market conditions through the end of the third quarter of 1999, the company recorded an impairment charge of approximately $44.3 million against this goodwill balance which was recorded on the Statement of Operations on the line captioned Restructuring/impairment charges. The fair value of the goodwill as of the end of the third quarter of 1999 was determined based on the discounted cash flows resulting from expected sales volumes to Western Digital through the remaining period of the volume purchase agreement. This charge, combined with the goodwill amortization through December 30, 2001, reduced the goodwill balance to $2.6 million at December 30, 2001.

      Related party transactions between Western Digital and the Company subsequent to April 8, 1999, were as follows:

	Fiscal Year Ended

	2001	2000	1999

	(in thousands)
Accounts receivable from Western Digital
Beginning of year	$19,428	$25,313	$—
Sales	166,315	180,195	183,511
Cash receipts	(161,897)	(186,080)	(158,198)

End of year	$23,846	$19,428	$25,313

Note 16. Merger With HMT

      On October 2, 2000, the Company merged with HMT Technology Corporation (HMT). HMT was headquartered in Fremont, California, and designed, developed, manufactured, and marketed high-performance thin-film disks. In connection with the merger, in the fourth quarter of 2000, the Company implemented a reorganization plan which included a reduction in the Company’s U.S. workforce and the cessation of manufacturing operations in the U.S. This transition was completed in the second quarter of 2001.

      In accordance with the merger agreement, each issued and outstanding share of HMT stock was converted into 0.9094 shares of the Company’s common stock for a total of 42.8 million shares. In addition, the Company assumed options to purchase HMT common stock and reserved 4.4 million shares of the Company’s common stock for issuance upon the exercise of the assumed options. The merger was accounted for in the fourth quarter of fiscal 2000 as a business combination using the purchase method of accounting. The Company’s consolidated financial statements include the operating results of HMT subsequent to October 2, 2000.

      The total purchase cost was as follows (in millions):

Value of common shares issued	$128.2
Assumption of HMT options	6.8
Transaction costs and expenses	9.0

Total costs	$144.0

      The purchase price allocation recorded by the Company was (in millions):

Tangible net assets acquired	$52.3
Goodwill	99.1
Intangible assets	10.5
Costs to exit certain business activities	(17.9)

Net purchase price allocation	$144.0

      The Company recognized goodwill and other intangibles in connection with the merger in the amount of $109.6 million. Goodwill reflects the difference between the fair value of the identifiable net assets acquired and consideration paid. The Company is amortizing goodwill over seven years and the other intangibles generally over four to five years on a straight-line basis. Other intangible assets include primarily patents, current technology and an in-place workforce. As of December 30, 2001, accumulated amortization on goodwill and other intangible assets was $23.1 million, reducing the goodwill and other intangible assets balance to $86.5 million at December 30, 2001.

      Goodwill and other intangible assets are generally evaluated on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, the Company reviews its goodwill and other intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. No such charges have been recorded in 2000 or 2001 related to the HMT merger. As discussed in Note 1, the Company will adopt SFAS No. 141 and SFAS No. 142 at the beginning of its 2002 fiscal year. Accordingly, the accounting for this goodwill and other intangible assets will be affected.

      Property, plant, and equipment were valued under purchase accounting rules at fair value. Land and buildings currently held for sale are valued at a fair value (less estimated costs to sell) of $24.6 million at December 30, 2001 (see Note 13).

      Under purchase accounting rules, the Company also recorded liabilities that include $12.2 million for estimated severance pay associated with termination of approximately 980 employees and $5.7 million for estimated facility closure costs for the closure of certain former HMT U.S. manufacturing operations. In 2000 and 2001, $15.5 million of payments were made against these liabilities. In 2001, an additional $0.6 million was accrued to these liabilities for additional estimated closure costs related to the former HMT facilities. In accordance with SOP 90-7, $1.7 million of the remaining severance liability has been reclassified to liabilities subject to compromise (see Note 2).

Note 17. Investment in Unconsolidated Company

      In November 2000, the Company formed Chahaya Optronics, Inc. (Chahaya) with two venture capital firms. The Company contributed key personnel, design and tooling, manufacturing systems, equipment, facilities, and support services in exchange for a 45% interest in Chahaya. Chahaya currently occupies facilities located in Fremont, California, and was formed to provide manufacturing services, primarily in the field of optical components and subsystems.

      The Company recorded an investment in Chahaya for $12.0 million in the fourth quarter of 2000. The investment included $4.0 million for future cash payments and $8.0 million for facilities, facility services, and equipment. In June 2001, the Company’s investment was reduced by $4.0 million due to cancellation of the shares related to the future $4.0 million cash contribution. This activity, as well as additional changes in Chahaya’s equity structure, reduced the Company’s ownership percentage to 34% at December 30, 2001. In 2001, the Company recorded a $3.9 million loss for its equity share of Chahaya’s net loss. As of December 30, 2001, the Company’s remaining liability for facilities and facility services was $6.6 million.

Note 18. Nasdaq Delistings

      On September 17, 2001, the Company withdrew its appeal to the Nasdaq Listing Qualifications Panel, and voluntarily delisted its common stock from the Nasdaq National Market. The Company’s stock is currently trading on the OTC Bulletin Board under the symbol KOMG.

      On October 19, 2001, Nasdaq delisted the 5  3/4% subordinated convertible bonds due in January 2004 that were originally issued by HMT Technology Corporation.

Note 19. Legal Proceedings

      As discussed in Note 2, KUS filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 24, 2001 (the Petition Date). The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition affects only the Company’s U.S. corporate parent, KUS, and does not include any of its subsidiaries, including KMT and KMS. The Company is operating its business as a debtor-in-possession. See Note 2 for additional information.

      Asahi Glass Company, Ltd. (Asahi) asserted that a technology cooperation agreement (the agreement) between the Company and Asahi gave Asahi exclusive rights, even as to Komag, to certain low-cost glass substrate-related intellectual property developed by the Company. In connection with the Chapter 11 Bankruptcy filing, the Bankruptcy Court, on October 19, 2001, ordered that the agreement be rejected, effective as of the petition date of August 24, 2001. The Company suspended the development of its low-cost glass substrate program on October 17, 2001. The Company entered into a settlement Stipulation with Asahi that resolves the dispute regarding ownership of intellectual property and know-how developed by the Company prior to June 29, 2001, the agreed date of termination of the agreement. As part of that Stipulation, Asahi waived claims against the Company relating to the agreement. The dispute has been resolved with no financial impact on the Company’s consolidated results of operations.

Note 20. Quarterly Financial Data (Unaudited)

	2001

	1st Quarter	2nd Quarter (1)	3rd Quarter (2)	4th Quarter (3)

Net sales	$87,856	$77,351	$59,391	$58,015
Gross profit (loss)	(5,574)	(1,900)	1,145	3,873
Operating loss	(29,519)	(67,611)	(19,754)	(29,558)
Net loss	(51,014)	(88,963)	(122,292)	(34,126)
Basic and diluted loss per share	$(0.46)	$(0.80)	$(1.09)	$(0.30)
Number of shares used in basic and diluted per share computations	111,645	111,828	111,925	111,925

	2000

	1st Quarter	2nd Quarter (4)	3rd Quarter	4th Quarter (5)

Net sales	$79,633	$83,468	$84,169	$111,193
Gross profit	12,838	9,934	9,773	2,443
Operating income (loss)	39	(4,022)	(4,403)	(30,269)
Net loss	(5,294)	(6,474)	(12,575)	(43,715)
Basic and diluted loss per share	$(0.08)	$(0.10)	$(0.19)	$(0.40)
Number of shares used in basic and diluted per share computations	65,902	66,039	66,792	109,984

(1)	Results for the second quarter of 2001 included $36.4 million of impairment charge related to the write-down of land and buildings held for sale and other equipment no longer in service, and a $6.6 million restructuring charge pertaining to lease obligations on equipment no longer in service.
(2)	Results for the third quarter of 2001 included a $99.1 million charge to interest expense related to accretion to increase the value of the subordinated convertible notes to their full face value of $230.0 million.
(3)	Results for the fourth quarter of 2001 included a $10.4 million impairment charge related to the write-down of land and buildings held for sale, a $3.4 million impairment charge related to manufacturing equipment no longer in service, and a $0.6 million restructuring charge related to additional facility exit costs.
(4)	Results for the second quarter of 2000 included a $3.8 million gain, net of expenses, resulting from the restructuring of the Company’s term debt.
(5)	Results for the fourth quarter of 2000 included an $8.0 million restructuring charge related to the cessation of KMT’s U.S. manufacturing operations in May 2001. Results for the fourth quarter of 2000 also included HMT’s results, reflecting the completion of the merger on October 2, 2000.

Note 21. Subsequent Events

     Emergence from Chapter 11 and Plan of Reorganization

      KUS filed a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code on August 24, 2001. The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition related only to the Company’s U.S. corporate parent, KUS, and did not include any of its subsidiaries, including KMT and KMS.

      KUS’s Plan was orally confirmed by the Bankruptcy Court on May 9, 2002. Thereafter, on May 14, 2002, the Bankruptcy Court entered the Order confirming the Plan (the Confirmation Order). Pursuant to the Confirmation Order and the Plan, there were certain conditions precedent to the effectiveness of the Plan, all of which were later satisfied. The effective date of the Plan was June 30, 2002 (the Effective Date).

      Under the Plan, all of the Company’s old common stock, as well as outstanding warrants and common stock options, were cancelled. All of the Company’s pre-bankruptcy debt and certain other liabilities (totaling $521.6 million) were discharged and satisfied through several means, including: 1) cash distributions of $5.0 million; 2) the issuance of shares of new common stock; 3) the issuance of warrants to purchase shares of new common stock; 4) the issuance of $135.8 million of new cash pay notes, new paid-in-kind (PIK) notes, and new subordinated PIK notes; and 5) the issuance of $1.7 million of promissory notes.

      Debt is comprised of the following (dollars in thousands):

Senior Secured Notes:
Cash pay notes	$85,332
PIK notes	43,500

128,832
Junior Secured PIK Notes	7,000
Promissory Notes	1,654

Total	$137,486

      Summary information from the Plan for each creditor class is as follows:

•	Class 1 - Holders of Allowed Priority Claims, Class 2 - Holders of Allowed Secured Claims, and Holders of Cure Claims will receive an aggregate amount of $1.2 million in cash, and Secured and Unsecured promissory notes in the aggregate amount of $1.7 million. The promissory notes provide for deferred cash payments and a lien satisfying the requirements of the Bankruptcy Code.

•	Class 3 - Holders of Loan Restructure Agreement Claims will receive $82.5 million of new secured cash pay notes and $32.5 million of new PIK notes (Senior Secured Notes), and 12.5 million shares of new common stock. Additionally, a payment not to exceed $1.5 million in administrative expenses will be paid by the Company.

•	Class 4-A - Holders of Western Digital Note Claims will receive $11.0 million of new PIK notes (Senior Secured Notes) and 3.0 million shares of new common stock.

•	Class 4-B - Holders of Western Digital Rejection Claims will receive 0.9 million shares of new common stock.

•	Class 5 - Holders of Convertible Notes Claims will receive 1.2 million shares of new common stock.

•	Class 6 - Holders of Subordinated Notes Claims will receive 4.5 million shares of new common stock, $7.0 million of new subordinated PIK notes (Junior Secured Notes), and new warrants to purchase 1.0 million shares of new common stock. Additionally, a payment not to exceed $0.5 million in administrative expenses will be paid by the Company.

•	Class 7 - Holders of General Unsecured Claims will receive their pro rata share of $1.0 million in cash, $2.5 million of new cash pay notes (Senior Secured Notes), and 0.6 million shares of new common stock.

•	Class 8 - Holders of Convenience Claims will receive their pro rata share of $0.7 million in cash.

•	Class 9 - Holders of Equity Interest voted to reject the Plan and therefore will receive no distributions and retain no interests in the reorganized company under the Plan.

•	Class 10 - Holders of Magnetic Media Development LLC (MMD) Claims will receive $0.1 million in cash, $0.3 million of new cash pay notes (Senior Secured Notes), and 0.1 million shares of new common stock.

      In accordance with the Plan, current employees will receive up to 1.625 million shares of new common stock pursuant to our 2002 Qualified Stock Plan, which was approved by the Company’s board of directors in July 2002 and which will be submitted for stockholder approval in the fall of 2002.

      As of the Effective Date, the Company was authorized to issue 50.0 million shares of new common stock with a par value of $0.01. As of June 30, 2002, the Company had a total of 22.8 million shares of new common stock to be issued which are subject to a distribution process whereby shares will be distributed by class upon settlement of all allowed claims within each class, commencing in July 2002. Additionally, as of June 30, 2002, the Company had outstanding warrants to purchase up to 1.0 million shares of new common stock at $9.00 a share.

      The Company entered into a $15.0 million Secured Loan Facility (the Exit Facility). The Exit Facility is a revolving credit facility expiring in June, 2005. Interest is payable monthly at 12% per annum. The Exit Facility is secured by substantially all of the Company’s assets. See Note 6.

      Under the Plan, the Company entered into a Registration Rights Agreement with three of the holders of Allowed Loan Restructure Agreement claims, under which the shares of new common stock issued to them, as well as the Senior Secured Notes, are to be registered under federal securities laws. The agreement requires the filing and effectiveness of a registration statement within specified periods of time and other matters.

          Fresh-Start Reporting

      On June 30, 2002, the Company adopted “fresh-start” accounting principles proscribed by SOP 90-7. SOP 90-7 required the Company to establish a reorganization value upon the adoption of fresh-start reporting. The reorganization value of the pre-petition reorganized debt and other liabilities was estimated at $310.0 million, resulting in a reorganized equity and liability value of $167.5 million and $142.5 million, respectively. In addition, the fresh-start consolidated balance sheet included post-petition liabilities of approximately $40.0 million as of June 30, 2002 that were not reorganized as a result of the bankruptcy.

      Fresh-start reporting requires that the Company also record assets and liabilities at fair value upon adoption. Consequently, the Company recorded a net increase in assets and liabilities of approximately $17.3 million at June 30, 2002, including recording newly established intangible assets aggregating $12.3 million. The goodwill balance of approximately $33.9 million, after the write-down of approximately $47.5 million upon adoption of SFAS No. 142, was renamed as “Reorganization Value in Excess of Amounts Allocable to Identifiable Assets” pursuant to SOP 90-7. The Company recorded a gain of $17.3 million as a result of the above fair value adjustments.

Adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for transactions occurring after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, and Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company early-adopted SFAS No. 145 effective June 30, 2002 resulting in a reclassification in the consolidated statement of operations of approximately $3.8 million from extraordinary gain to other income related to the restructuring of the Company’s debt for the year ended December 31, 2000.

KOMAG, INCORPORATED

KOMAG, INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Predecessor Company

	Six Months Ended

	June 30, 2002	July 1, 2001

Net sales to unrelated parties	$42,633	$89,508
Net sales to related parties	69,322	75,699

Net sales	111,955	165,207
Cost of sales	106,788	172,681

Gross profit (loss)	5,167	(7,474)
Operating expenses:
Research, development, and engineering	18,796	20,494
Selling, general, and administrative	8,256	12,072
Amortization of intangible assets	3,609	14,070
Restructuring/impairment charges	4,318	43,020

	34,979	89,656

Operating loss	(29,812)	(97,130)
Other income (expense):
Interest income	193	1,256
Interest expense	—	(43,728)
Other income, net	399,147	1,634

	399,340	(40,838)

Income (loss) before reorganization costs, income taxes, minority interest, equity in net loss of unconsolidated company, and cumulative effect of change in accounting principle	369,528	(137,968)
Reorganization costs, net	6,511	—
Provision for income taxes	719	781

Income (loss) before minority interest, equity in net loss of unconsolidated company, and cumulative effect of change in accounting principle	362,298	(138,749)
Minority interest in net loss of consolidated subsidiary	—	437
Equity in net loss of unconsolidated company	(2,374)	(1,665)

Income (loss) before cumulative effect of change in accounting principle	359,924	(139,977)
Cumulative effect of change in accounting principle	(47,509)	—

Net income (loss)	$312,415	$(139,977)

Basic and diluted income (loss) before cumulative effect of change in accounting principle per share	$3.22	$(1.25)

Basic and diluted cumulative effect of change in accounting principle per share	$(0.43)	$—

Basic and diluted net income (loss) per share	$2.79	$(1.25)

Number of shares used in basic and diluted per share computations	111,925	111,737

See notes to consolidated financial statements.

KOMAG, INCORPORATED

CONSOLIDATED BALANCE SHEETS
(In thousands)

	Successor	Predecessor
	Company	Company

	June 30, 2002	December 30, 2001

	(Unaudited)	(Note)
ASSETS
Current assets:
Cash and cash equivalents	$21,996	$17,486
Short-term investments	338	335
Accounts receivable (including amounts due from related parties of zero in 2002 and $23,905 in 2001, less allowances of $848 in 2002 and $2,593 in 2001)	20,914	25,148
Inventories	13,637	11,766
Prepaid expenses and deposits	3,358	1,878

Total current assets	60,243	56,613
Investment in unconsolidated company	—	4,076
Property, plant, and equipment, net	213,667	232,256
Land and buildings held for sale	24,600	24,600
Reorganization value in excess of amounts allocable to identifiable assets/goodwill	33,870	83,540
Other intangible assets, net	17,563	6,645
Deposits and other intangible assets	91	120

	$350,034	$407,850

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Current portion of long-term debt	$518	$—
Trade accounts payable	20,873	13,376
Accounts payable to related parties	—	1,627
Accrued compensation and benefits	8,506	7,585
Cash distributions under plan of reorganization	5,038	—
Other liabilities	1,524	1,763
Other liabilities due to related party	2,584	6,583
Restructuring liabilities	5,544	2,371

Total current liabilities	44,587	33,305
Long-term debt	136,968	—
Other long-term liabilities	1,003	1,913
Liabilities subject to compromise	—	516,173
Minority interest in consolidated subsidiary	—	1,398
Stockholders’ equity (deficit)
Common stock	228	1,119
Additional paid-in capital	167,248	586,304
Accumulated deficit	—	(732,362)

Total stockholders’ equity (deficit)	167,476	(144,939)

	$350,034	$407,850

Note:	The balance sheet at December 30, 2001 was derived from the audited consolidated financial statements at that date.

See notes to consolidated financial statements.

KOMAG, INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)
(Unaudited)

	Predecessor Company

	Six Months Ended

	June 30, 2002	July 1, 2001

OPERATING ACTIVITIES
Net income (loss)	$312,415	$(139,977)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on extinguishment of debt	(379,027)	—
Gain on revaluation of assets and liabilities pursuant to fresh-start reporting	(17,349)	—
Cumulative effect of change in accounting principle	47,509	—
Impairment charge related to property, plant, and equipment	216	43,020
Depreciation and amortization on property, plant, and equipment	25,998	36,480
Amortization of intangible assets	3,609	14,070
Provision for doubtful accounts receivable	(295)	(593)
Interest accrual on long-term note payable to related party	—	2,441
Accretion and amortization of interest in debt	—	25,161
Equity in net loss of unconsolidated company	2,374	1,665
Gain on liquidation of subsidiary	—	(579)
Gain on disposal of property, plant, and equipment, net	(1,783)	(104)
Restructuring charges	4,102	—
Other	—	(467)
Changes in operating assets and liabilities:
Accounts receivable	(5,547)	13,168
Accounts receivable from related parties	10,076	3,511
Inventories	(2,069)	5,080
Prepaid expenses and deposits	(1,480)	328
Trade accounts payable	5,631	853
Accounts payable to related parties	239	(917)
Accrued compensation and benefits	921	(465)
Other liabilities	(1,753)	(3,045)
Other liabilities to related party	(999)	1,343
Restructuring liabilities	(956)	(14,849)
Liabilities subject to compromise	378	—

	2,210	(13,876)
Reorganization costs, net	6,511	—

Net cash provided by (used in) operating activities	8,721	(13,876)
INVESTING ACTIVITIES
Acquisition of property, plant, and equipment	(6,855)	(24,428)
Purchases of short-term investments	(338)	(3,810)
Proceeds from short-term investments at maturity	335	11,047
Proceeds from disposal of property, plant, and equipment	2,688	495
Deposits and other assets	(41)	(56)

Net cash used in investing activities	(4,211)	(16,752)
FINANCING ACTIVITIES
Payment of debt	—	(15,000)
Sale of common stock	—	174

Net cash used in financing activities	—	(14,826)

Increase (decrease) in cash and cash equivalents	4,510	(45,454)
Cash and cash equivalents at beginning of year	17,486	71,067

Cash and cash equivalents at end of period	$21,996	$25,613

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$14,703
Cash paid for income taxes	$561	$673

See notes to consolidated financial statements.

KOMAG, INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2002

Note 1. Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods presented, have been included. Operating results for the six-month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 29, 2002.

      As discussed in Note 2, Komag, Incorporated (KUS) filed a voluntary petition for reorganization under chapter 11 of the United States Code (the Bankruptcy Code) on August 24, 2001 (the Petition Date). The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition related only to the Company’s U.S. corporate parent, KUS, and did not include any of its subsidiaries, including Komag Material Technology (KMT), and Komag USA (Malaysia) Sdn (KMS).

      KUS proposed, and the Bankruptcy Court confirmed the Further Modified First Amended Plan of Reorganization, (the Plan) which became effective on June 30, 2002 (see Note 3). KUS emerged from bankruptcy on that date. Thus, in accordance with Statement of Position 90-7 (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants, the Company adopted fresh-start reporting and reflected the effects of the adoption in the financial statements for the three months ended June 30, 2002. Fresh-start reporting requires the recording of assets and liabilities at fair value, and stockholders’ equity based on the reorganization (enterprise) value. Accordingly, the June 30, 2002 consolidated balance sheet is not comparable to the December 30, 2001 consolidated balance sheet because it is, in effect, that of a new entity. See Note 2 for the effects of the adoption of fresh-start reporting.

      The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. The six-month reporting periods included in this report are comprised of 26 weeks.

      Certain reclassifications have been made to prior period balances in order to conform to the current period presentation.

Note 2. Emergence from Chapter 11 and Plan of Reorganization

      KUS filed a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code on August 24, 2001. The petition was filed with the United States Bankruptcy Court for the Northern District of California. The petition related only to the Company’s U.S. corporate parent, KUS, and did not include any of its subsidiaries, including KMT and KMS.

      KUS’s Plan was orally confirmed by the Bankruptcy Court on May 9, 2002. Thereafter, on May 14, 2002, the Bankruptcy Court entered the Order confirming the Plan (the Confirmation Order). Pursuant to the Confirmation Order and the Plan, there were certain conditions precedent to the effectiveness of the Plan, all of which were later satisfied. The effective date of the Plan was June 30, 2002 (the Effective Date).

      Under the Plan, all of the Company’s old common stock, as well as outstanding warrants and common stock options, were cancelled. All of the Company’s pre-bankruptcy debt and certain other liabilities (totaling $521.6 million) were discharged and satisfied through several means, including: 1) cash distributions of $5.0 million; 2) the issuance of shares of new common stock; 3) the issuance of warrants to purchase shares of new common stock; 4) the issuance of $135.8 million of new cash pay notes, new paid-in-kind (PIK) notes, and new subordinated PIK notes; and 5) the issuance of $1.7 million of secured and unsecured promissory notes.

      Debt is comprised of the following (dollars in thousands):

Senior Secured Notes:
Cash pay notes	$85,332
PIK notes	43,500

128,832
Junior Secured PIK Notes	7,000
Promissory Notes	1,654

Total	$137,486

      Summary information from the Plan for each creditor class is as follows:

•	Class 1 - Holders of Allowed Priority Claims, Class 2 - Holders of Allowed Secured Claims, and Holders of Cure Claims will receive an aggregate amount of $1.2 million in cash, and secured and unsecured promissory notes in the aggregate amount of $1.7 million. The promissory notes provide for deferred cash payments and a lien satisfying the requirements of the Bankruptcy Code.

•	Class 3 - Holders of Loan Restructure Agreement Claims will receive $82.5 million of new secured cash pay notes and $32.5 million of new PIK notes (Senior Secured Notes), and 12.5 million shares of new common stock. Additionally, a payment not to exceed $1.5 million in administrative expenses will be paid by the Company.

•	Class 4-A - Holders of Western Digital Note Claims will receive $11.0 million of new PIK notes (Senior Secured Notes) and 3.0 million shares of new common stock.

•	Class 4-B - Holders of Western Digital Rejection Claims will receive 0.9 million shares of new common stock.

•	Class 5 - Holders of Convertible Notes Claims will receive 1.2 million shares of new common stock.

•	Class 6 - Holders of Subordinated Notes Claims will receive 4.5 million shares of new common stock, $7.0 million of new subordinated PIK notes (Junior Secured Notes), and new warrants to purchase 1.0 million shares of new common stock. Additionally, a payment not to exceed $0.5 million in administrative expenses will be paid by the Company.

•	Class 7 - Holders of General Unsecured Claims will receive their pro rata share of $1.0 million in cash, $2.5 million of new cash pay notes (Senior Secured Notes), and 0.6 million shares of new common stock.

•	Class 8 - Holders of Convenience Claims will receive their pro rata share of $0.7 million in cash.

•	Class 9 - Holders of Equity Interest voted to reject the Plan and therefore will receive no distributions and retain no interests in the reorganized company under the Plan.

•	Class 10 - Holders of Magnetic Media Development LLC (MMD) Claims will receive $0.1 million in cash, $0.3 million of new cash pay notes (Senior Secured Notes), and 0.1 million shares of new common stock.

      In accordance with the Plan, current employees will receive up to 1.625 million shares of new common stock pursuant to our 2002 Qualified Stock Plan, which was approved by the Company’s board of directors in July 2002 and which will be submitted for stockholder approval in the fall of 2002.

      As of the Effective Date, the Company was authorized to issue 50.0 million shares of new common stock with a par value of $0.01. As of June 30, 2002, the Company had a total of 22.8 million shares of new common stock to be issued which are subject to a distribution process whereby shares will be distributed by class upon settlement of all allowed claims within each class, commencing in July 2002. Additionally, as of June 30, 2002, the Company had outstanding warrants to purchase up to 1.0 million shares of new common stock at $9.00 a share.

      In July 2002, all cash, notes, new shares, and warrants were distributed in accordance with the Plan, except for distributions to Class 7 and Class 8 creditors (which are subject to final settlement of all claims within the class), and employee shares.

      To make funds available for continuing operations, should the Company require additional funds, the Company has a $15.0 million Secured Loan Facility (the Exit Facility). See Note 6.

      Under the Plan, the Company entered into a Registration Rights Agreement with three of the holders of Allowed Loan Restructure Agreement claims, under which the shares of new common stock issued to them, as well as the Senior Secured Notes, are to be registered under federal securities laws. The agreement requires the filing and effectiveness of a registration statement within specified periods of time and other matters.

Note 3. Fresh-Start Reporting

      As of June 30, 2002, the Effective Date, the reorganized Company adopted fresh-start reporting in accordance with SOP 90-7. Fresh-start reporting resulted in material changes to the consolidated balance sheet as of June 30, 2002, including the valuation of assets and liabilities at fair value on a basis which is substantially consistent with the purchase method of accounting. Stockholders’ equity was valued based on the enterprise valuation agreed between the Company and all classes of its creditors.

      The enterprise valuation of $310.0 million (the value of the restructured debt and equity) was based on the consideration of many factors and various valuation methods, including the income approach and application of the discounted cash flow method based on projected five and one-quarter year financial information, selected publicly traded company market multiples for certain companies operating businesses viewed to be similar to that of the Company, and other applicable ratios and valuation techniques believed by the Company and its financial advisors to be representative of the Company’s business and industry. The discount rate applied to the five and one-quarter year cash flow was 20%, the income tax rate utilized ranged from zero to approximately 30%, and the residual value approximated $500 million based on the last year’s projected operating income plus depreciation times a market multiple of 6. The predecessor Company’s stockholders’ deficit was eliminated as of June 30, 2002, on adoption of fresh-start reporting.

      The enterprise valuation was based on a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the market value of the Company’s common stock may differ materially from the valuation.

      The five and one-quarter year cash flow projections utilized in the enterprise valuation were based on estimates and assumptions about circumstances and events, which have not yet taken place. These estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond the control of the Company, including, but not limited to, those with respect to the future course of the Company’s business activity. Any difference between the Company’s projected and actual results following its emergence from chapter 11 bankruptcy will not alter the determination of the fresh-start reorganization equity value as of June 30, 2002, because this value is not contingent on the Company achieving the projected results.

      As a result of the adoption of fresh-start reporting, the Company’s post-emergence (successor company) financial statements are not comparable with its pre-emergence (predecessor company) financial statements, because they are, in effect, those of a new entity.

      The Company’s emergence from the chapter 11 bankruptcy proceeding and the adoption of fresh-start reporting resulted in the following adjustments to the Company’s consolidated balance sheet as of June 30, 2002 (dollars in thousands):

	Predecessor	Reorganization and Fresh-Start				Successor
	Company	Reporting Adjustments				Company

	June 30, 2002	Debit		Credit		June 30, 2002

ASSETS
Total current assets	$60,243					$60,243
Property, plant, and equipment, net	210,820	$2,847	(a)			213,667
Land and buildings held for sale	24,600					24,600
Reorganization value in excess of amounts allocable to identifiable assets/goodwill	33,870					33,870
Other intangible assets, net	5,267	12,296	(a)			17,563
Other assets	1,793			$1,702	(a)	91

	$336,593	$15,143		$1,702		$350,034

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current portion of long-term debt				$518	(b)	$518
Total current liabilities, excluding current portion of long-term debt	$42,030			2,039	(a,b)	44,069
Noncurrent liabilities	1,911			136,060	(b)	137,971
Liabilities subject to compromise	521,551	$521,551	(b)

	565,492	521,551		138,617		182,558
Stockholders’ equity (deficit)
Common stock	1,119	891	(c)			228
Paid-in-capital	586,304	419,056	(c)			167,248
Accumulated deficit	(816,322)			(816,322	) (d)

	(228,899)	419,947		816,322		167,476

	$336,593	$941,498		$954,939		$350,034

Explanations for the reorganization and fresh-start reporting adjustment columns of the balance sheet are as follows:

(a)	To adjust property, plant, and equipment, other intangible assets, and certain current liabilities to their estimated current fair values. These adjustments have been recorded as “Other income, net” in the consolidated statement of operations for the three and six-month periods ended June 30, 2002.
(b)	To reflect the extinguishment of debt and other liabilities subject to compromise, and to record the issuance of new debt and promissory notes pursuant to the Plan. These adjustments have been recorded as “Other income, net” in the consolidated statements of operations for the three and six-month periods ended June 30, 2002.
(c)	To reflect the cancellation of old common stock and the issuance of new common stock in accordance with the Plan.
(d)	To eliminate accumulated deficit on emergence from chapter 11 bankruptcy.

     The following amounts show the detail of Other income, net for the six-month periods ended June 30, 2002, and July 1, 2001, respectively:

	(in thousands)
	Predecessor Company

	Six Months Ended

	June 30, 2002	July 1, 2001

Gain on extinguishment of debt and other liabilities subject to compromise	$379,027	$—
Gain on revaluation of assets and liabilities pursuant to fresh-start reporting	17,349	—
Other income, net	2,771	1,634

	$399,147	$1,634

Note 4. Reorganization Value in Excess of Amounts Allocable to Identifiable Assets/ Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001, and also includes the criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and requires that goodwill should not be amortized, but should be subject to an impairment test at least annually. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets must be subsumed into goodwill upon adoption. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 must be reassessed, and the remaining amortization periods adjusted accordingly.

      On adoption of SFAS No. 142, the Company was required to complete a transitional impairment analysis of its goodwill as of January 1, 2002. The Company completed this transitional impairment analysis during the three months ended June 30, 2002 and recorded a transitional impairment loss of $47.5 million. The transitional impairment loss of $47.5 million was recognized as the cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations as of January 1, 2002, resulting in a restatement of the net loss and loss per share respectively for the three-month period ended March 31, 2002 from $10.2 million and $0.09 per share, respectively, to a net loss of $57.7 million and $0.52 per share, respectively.

      Upon the adoption of fresh-start reporting as of June 30, 2002, the Company has a goodwill balance of $33.9 million, which equals the reorganization value in excess of amounts allocable to identifiable net assets recorded in accordance with SOP 90-7, and other intangible assets in the amount of $17.6 million. In accordance with SFAS 142, goodwill will no longer be amortized. As of June 30, 2002, the other intangible assets include developed technology of $3.1 million which will be amortized on a straight-line basis over its estimated useful life of four years, a volume purchase agreement of $7.7 million which will be amortized on a straight-line basis over its remaining useful life of three and one-quarter years, and in-process research and development of $6.8 million, which will be expensed in the third quarter of 2002. The remaining goodwill has been renamed, and will hereafter be referred to, as Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.

      The following tables show the effect on the six-month periods ended June 30, 2002, and July 1, 2001 of applying the change in accounting principle retroactively:

	(in thousands, except per share data)
	Six Months Ended

	June 30, 2002	July 1, 2001

Reported net income (loss) before cumulative effect of change in accounting principle	$359,924	$(139,997)
Add: goodwill amortization	—	11,399

Adjusted net income (loss) before cumulative effect of change in accounting principle	359,924	(128,598)
Cumulative effect of change in accounting principle	(47,509)	—

Adjusted net income (loss)	$312,415	$(128,598)

Basic and diluted income (loss) per share
As reported before cumulative effect of change in accounting principle	$3.22	$(1.25)
Goodwill amortization	—	0.10

As adjusted before cumulative effect of change in accounting principle	3.22	(1.15)
Cumulative effect of change in accounting principle	(0.43)	—

Adjusted basic and diluted net income (loss) per share	$2.79	$(1.15)

Note 5. Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company early-adopted SFAS No. 143 effective June 30, 2002. The adoption had no material impact on the Company’s financial statements.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires that these assets be measured at the lower of book value or fair value less costs to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company adopted SFAS No. 144 effective January 1, 2002, and the adoption did not have a material impact on the Company’s financial statements.

      In April 2002, The FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002, and the provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company early-adopted SFAS No. 145 effective June 30, 2002. Pursuant to the Plan, the Company recorded a $379.0 million gain or extinguishment of debt and other liabilities subject to compromise to other income for the three-month period ended June 30, 2002.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes that fair value is objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company early-adopted SFAS No. 146 effective June 30, 2002, and the adoption had no impact on the Company’s consolidated financial statements.

Note 6. Exit Facility and Debt

      In accordance with the Plan, a new $15.0 million Exit Facility was entered into as of the Effective Date. Additionally, the Company issued an Indenture for its Senior Secured Notes, an Indenture for its Junior Secured Notes, and secured and unsecured Promissory Notes as of the Effective Date.

      The Exit Facility is a revolving credit facility of up to $15.0 million, expiring in June 2005. As of June 30, 2002, there were no borrowings under the Exit Facility. The Company’s total outstanding borrowings under the Exit Facility at any one time may not exceed the lesser of $15.0 million or 70% of the fair market value of certain owned properties (less a reserve, as defined). The Exit Facility is secured by a first-priority security interest in substantially all of the Company’s assets, including tangible and intangible assets (except in the case of the Company’s ownership interest in its foreign subsidiaries, which will be subject to a pledge of not more than 65%). Interest is payable monthly at the rate of 12% per annum on outstanding borrowings. A commitment fee of $0.3 million was paid in order to obtain the Exit Facility, and there will be ongoing unused commitment fees due quarterly at an annual rate of 0.5% on the unused portion of the $15.0 million.

      Under the Senior Secured Notes Indenture, the Senior Secured Notes were issued. The Senior Secured Notes have a cash pay portion of $85,332,000 and a pay-in-kind, or PIK, portion of $43,500,000. The cash pay portion of the Senior Secured Notes: a) is due on June 30, 2007; b) is payable in quarterly installments over a four-year period on a straight-line basis beginning on the first anniversary of the Effective Date; c) pays interest monthly in arrears in cash, and bears interest at a rate equal to the prime rate of interest plus three hundred basis points (with such rate not to be less than 8% per annum); and d) is secured by a second priority security interest in substantially all of the Company’s assets (except in the case of the Company’s ownership interest in its foreign subsidiaries, which will be subject to a pledge of not more than 65%). The PIK portion of the Senior Secured Notes: a) is due on June 30, 2007; b) pays interest in-kind (i.e., by increasing the principal amount of the Senior Secured Notes rather than paying interest amounts in cash) monthly in arrears, and bears interest at a rate of 12% per annum; and c) is secured by a second priority security interest in all assets of the Company (except in the case of the Company’s ownership interest in its foreign subsidiaries, which will be subject to a pledge of not more than 65%). Each Senior Secured Note has been issued as one instrument having both a cash pay portion and a PIK portion. These portions will not trade independently of each other. The Senior Secured Notes and all additional notes for in-kind interest are due and payable in cash on June 30, 2007.

      Under the Senior Secured Notes Indenture, the Company has an obligation to make certain payments with the net proceeds of the sale of assets which are allowed to be sold under the indenture. All net proceeds from the sale of these assets must first be used to pay down the outstanding balance, if any, under the Exit Facility, and would permanently reduce the loan commitment under the Exit Facility. The Company will use 50% of any remaining proceeds to place up to $20.0 million into an escrow account and then to redeem the principal amount of the notes under this indenture based on specific criteria.

      Under the Junior Secured Notes Indenture, $7.0 million of Junior Secured Notes were issued. The Junior Secured Notes: a) have a maturity date of December 31, 2007; b) pay interest entirely in-kind (i.e., in the form of additional notes rather than paying interest amounts in cash) monthly in arrears, and bear interest at a rate of 12% per annum; c) are fully subordinated to the Senior Secured Notes Indenture and the Exit Facility; d) are secured by a third priority interest in the collateral pledged to secure the Exit Facility and Senior Secured Notes, which security interest will be fully subordinated to the security interest granted in respect of the Senior Secured Notes and the Exit Facility; and e) have cross-acceleration provisions to the Exit Facility and Senior Secured Notes. The Junior Secured Notes and all additional notes for in-kind interest are due and payable in cash on December 31, 2007.

      The Company is subject to various covenants under the Senior Secured Notes and Junior Secured Notes, and the Exit Facility, including reporting and financial covenants, business operation covenants, restrictive covenants which prohibit the Company from incurring certain indebtedness, change in control, merging, or disposing of equipment, as well as other covenants.

      In connection with the treatment of the Class 2 Allowed Secured Claims and Allowed Priority Tax Claims, the Company issued four promissory notes to various city and county taxing authorities in the aggregate amount of $1.7 million. These notes bear interest at rates ranging from 1.68% to 10.0% and have maturity dates through June 2008.

      As of June 30, 2002, the future minimum principal payments due under the debt agreements, as discussed above, are as follows (in thousands):

Minimum Principal
Payments

Remaining in 2002	$424
2003	10,229
2004	20,283
2005	20,298
2006	20,314
Thereafter	65,938

$137,486

Note 7. Income Taxes

      The Company’s income tax provisions $0.7 million and $0.8 million for the six-month periods ended June 30, 2002, and July 1, 2001, respectively, represent foreign withholding taxes on royalty and interest payments. The Company’s wholly-owned thin-film media operation, KMS, received a five-year extension of its initial tax holiday through June 2003, for its first plant site in Malaysia. KMS has also been granted an additional eight-year and ten-year tax holiday through December 2006 and 2008, respectively, for its second and third plant sites in Malaysia, respectively.

      As a result of the Company’s reorganization, as of June 30, 2002, the Company’s utilizable federal and state tax net operating losses available for carryforward were reduced and limited to approximately $163.6 million and $37.8 million, respectively. The Company also has utilizable federal and state tax credit carryforwards of approximately $6.7 million and $12.0 million, respectively. The Company’s federal net operating loss carryforwards expire beginning in 2019 through 2021, and the state net operating loss carryforwards expire beginning in 2005 through 2006. The Company’s federal R&D and AMT tax credits can be carried forward for twenty years and indefinitely, respectively, and the state R&D credit can be carried forward indefinitely. The utilization of the Company’s net operating loss and tax credit carryforwards is subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state income tax provisions. These limitations have been reflected in the carryforward amounts above. Further, utilization of pre-emergence carryforwards will not result in income tax benefits, but will reduce reorganization value in excess of identifiable assets/goodwill until this amount on the balance sheet has been reduced to zero; thereafter, any benefit will be reported as a direct addition to paid-in-capital.

      Due to the uncertainty of the timing and amount of future income, the Company continues to provide a full valuation allowance against its deferred tax assets.

Note 8. Restructuring Liabilities

      On October 2, 2000, the Company merged with HMT Technology Corporation (HMT). HMT was headquartered in Fremont, California, and designed, developed, manufactured, and marketed high-performance thin-film disks. In connection with the merger, in the fourth quarter of 2000, the Company implemented a restructuring plan, which included a reduction in the Company’s U.S. workforce and the cessation of manufacturing operations in the U.S. This transition was completed in the second quarter of 2001.

      In accordance with purchase accounting, the Company recorded certain liabilities associated with the merger. In the first half of 2002, $0.8 million of payments were made against these liabilities. As of June 30, 2002, the liability balance was $0.6 million, and the remaining liabilities are expected to be paid by the second quarter of 2003.

      In December 2000, the Company implemented a restructuring plan to cease KMT’s U.S. manufacturing operations in May 2001, and convert the facility into a research and development operation. At June 30, 2002, the liability balance was $0.8 million. Cash payments in the first half of 2002 were $0.1 million. The remaining liabilities are expected to be paid through 2004, the remaining facility lease term.

      In the second quarter of 2001, the Company recorded impairment charges of $43.0 million. A charge of $36.4 million reflected the write-down of land and buildings held for sale in Eugene, Oregon, and Fremont, California. The write-down reflected depressed market conditions for commercial real estate and was based on estimated fair market value quotes received from local realtors. The remaining $6.6 million charge primarily reflected the recognition of lease obligations for equipment no longer in service due to the general slowdown in the economy and the related weak media market.

      In June 2002, the Company announced that it will end research and development activities at the KMT location, and implemented a restructuring plan to close the KMT facility. The closure, which will take place over a three-month period that began in June 2002, will reduce the Company’s headcount by approximately 75 employees. The Company recorded a $0.2 million impairment charge and a $4.1 million restructuring charge in the second quarter of 2002 to account for the shutdown. At June 30, 2002, approximately $4.1 million remained in this restructuring liability. The remaining liabilities are expected to be paid through 2004, the remaining facility lease term.

Note 9. Investment in Unconsolidated Company

      In November 2000, the Company formed Chahaya Optronics, Inc. (Chahaya) with two venture capital firms to provide manufacturing services, primarily in the field of optical components and subsystems. The Company contributed key personnel, design and tooling, manufacturing systems, equipment, facilities, and support services in exchange for an initial 45% interest in Chahaya. Chahaya currently occupies facilities located in Fremont, California.

      The Company recorded an investment in Chahaya for $12.0 million in the fourth quarter of 2000. The investment included $4.0 million for future cash payments and $8.0 million for facilities, facility services, and equipment. In June 2001, the Company’s investment was reduced by $4.0 million due to Chahaya’s cancellation of shares related to the future $4.0 million cash contribution. This activity, as well as additional changes in Chahaya’s equity structure, reduced the Company’s ownership percentage in Chahaya to 38% at June 30, 2002.

      In the first half of 2002, the Company recorded a $2.4 million loss as its equity share of Chahaya’s net loss. In accordance with fresh-start reporting discussed in Note 3, the Company’s remaining investment balance of $1.7 million was written down to its estimated fair value of zero, and the Company’s remaining liability for facilities and facility services was $2.6 million as of June 30, 2002.

Note 10. Reorganization Costs

      In connection with the Company’s chapter 11 bankruptcy filing, the Company recorded reorganization costs of $5.5 million in the second quarter of 2002, and $6.5 million in the first half of 2002. The charges recorded in the second quarter and first half of 2002 included a $5.0 million adjustment to increase liabilities subject to compromise to the court allowable amount for the Class 10 MMD claim, and professional fees related to the bankruptcy filing.

Note 11. Inventories

      Inventories are stated at the lower of cost (first-in, first-out method) or market, and consist of the following:

(in thousands)
Successor Company

June 30, 2002

Raw material	$6,551
Work in progress	2,820
Finished goods	4,266

$13,637

Note 12. Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful life of the Company’s buildings is thirty years. Furniture and equipment are generally depreciated over three to five years, and leasehold improvements are amortized over the shorter of the lease term or their estimated useful life. Land and buildings acquired as part of the HMT merger which are available for sale, are valued at their estimated fair value (which was determined based on an independent valuation), less estimated costs to sell, of $24.6 million as of June 30, 2002.

      Property, plant, and equipment consist of the following:

(in thousands)
Successor Company

June 30, 2002

Land	$7,630
Buildings	145,312
Leasehold improvements	21,660
Furniture	8,814
Equipment	494,917

678,333
Less allowance for depreciation and amortization	(464,666)

$213,667

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$17,102
Printing and engraving costs	20,000
Legal fees and expenses	100,000
Accounting fees and expenses	70,000
Miscellaneous expenses	2,898

Total	$210,000

Item 14.     Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and executive officers and persons serving in such capacities in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding; (4) the rights conferred in the bylaws are not exclusive; and (5) the registrant may not retroactively amend the bylaw provisions in a way that it adverse to such directors, executive officers and employees in these matters.

      The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, such indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant’s board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant’s bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (3) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of § 16(b) of the Securities Exchange Act of 1934, and related laws; (5) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

      Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit

Bylaws of Komag, Incorporated	3.1
Form of Indemnification Agreement	10.2

Item 15.     Recent Sales of Unregistered Securities

      Pursuant to our plan of reorganization, on June 30, 2002 we issued 22,826,283 shares of our common stock and $128,832,000 worth of Senior Secured Notes due 2007 and $7,000,000 worth of Junior Secured Notes due 2007 to our former equity and debt holders. We issued these securities in reliance on the exemption provided by Section 1145 of the Bankruptcy Reform Act of 1978, as amended. We received no proceeds from the issuance of these securities.

Item 16.     Exhibits and Financial Statement Schedules

      (a)     Exhibits

Exhibit
Number

2.1	Komag Incorporated’s Further Modified First Amended Plan of Reorganization, dated May 7, 2002 (incorporated by reference from Exhibit 2.1 filed with the Company’s Form 8-K filed on July 11, 2002).
2.2	Findings of Fact, Conclusions of Law and Order, dated May 9, 2002, Confirming Further Modified First Amended Plan of Reorganization of Komag, Incorporated, dated May 7, 2002 (incorporated by reference from Exhibit 2.2 filed with the Company’s Form 8-K filed on July 11, 2002).
3.1	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference from Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
3.2	Bylaws of Komag, Incorporated (incorporated by reference from Exhibit 3.2 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.1	Form of Stock Certificate for Common Stock (incorporated by reference from Exhibit 4.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.2	Registration Rights Agreement between Komag, Incorporated and certain holders of common stock and Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.2 filed with the Company’s Form 10-Q filed on August 13, 2002), as amended by Amendment No. 1 thereto dated October 1, 2002.
4.3	Form of Warrant (incorporated by reference from Exhibit 4.3 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.4	Loan and Security Agreement between Komag, Incorporated, the lenders named therein, Foothill Capital Corporation as arranger and administrative agent and Ableco Finance LLC as collateral agent (incorporated by reference from Exhibit 4.4 filed with the Company’s Form 10-Q filed on August 13, 2002).

Exhibit
Number

4.5	Indenture, dated June 30, 2002, governing the Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.5 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.6	Form of Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.6 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.7	Indenture, dated June 31, 2002, governing the Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.7 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.8	Form of Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.8 filed with the Company’s Form 10-Q filed on August 13, 2002).
5.1	Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.***
10.1.1	Lease Agreement dated May 2, 1989 by and between Stony Point Associates I and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.6 filed with the Company’s report on Form 10-K for the year ended December 31, 1989).
10.1.2	Lease Agreement (B10) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.11 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.3	Lease Agreement (B11) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.12 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.4	Sublease Agreement (B11) dated January 10, 2000, between Komag, Incorporated and 2Wire, Inc. (incorporated by reference from Exhibit 10.1.15 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.1.5	Second Amendment to Lease dated March 16, 1999 by and between Northern Trust Bank of California N.A. and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.16 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.2	Form of Indemnification Agreement***
10.3	Asset Purchase Agreement between the Company and Western Digital Corporation dated April 8, 1999 (incorporated by reference from Exhibit 10.1.13 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.1	Volume Purchase Agreement dated as of April 8, 1999 by and between the Company and Western Digital Corporation (incorporated by reference from Exhibit 10.1.14 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.2	Stock Purchase and Contribution Agreement By and Among Chahaya Optronics, Inc., The Investors Named Therein and Komag, Incorporated (incorporated by reference from Exhibit 10.3.17 filed with the company’s report on Form 10-K for the year ended December 31, 2000).
10.3.3	Amendment Number 1 to Volume Purchase Agreement with Western Digital Corporation dated October 5, 2001 (incorporated by reference from Exhibit 10.1 filed with the company’s report on Form 10-Q for the quarter ended September 30, 2001).
10.4.1	2002 Qualified Stock Option Plan and forms of agreement thereunder.***
10.4.2	Komag, Incorporated 2002 Deferred Compensation Plan.***
10.4.3	Komag, Incorporated Retention Bonus Plan.***
10.5	Letter dated February 10, 1992 from the Malaysian Industrial Development Authority addressed to Komag, Incorporated approving the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.28 filed with the Company’s report on Form 10-K for the year ended January 3, 1993).

Exhibit
Number

10.6.1	Form of Executive Retention Agreement between Komag, Incorporated and certain executive officers.***
12.1	Statement re: Computation of Earnings to Fixed Charges Ratio.***
16	Letter regarding change in certifying accountants from Ernst & Young LLP dated November 26, 2001 (incorporated by reference from Exhibit 16 filed with the Company’s report on Form 8-K filed on November 26, 2001).
21	Subsidiaries of Komag, Incorporated as of August 26, 2002.***
23.1	Consent of KPMG, LLP.***
23.2	Consent of Ernst & Young, LLP.***
23.3	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).
25.1	Form T-3 covering the Senior Secured Notes due 2007 Indenture.*
25.2	Form T-3 covering the Junior Secured Notes due 2007 Indenture.**
99.1	Certification of Chief Executive Officer and Chief Financial Officer (incorporated by reference from Exhibit 99.1 to our report on Form 10-Q for the quarter ended June 30, 2002).
99.2	Form of Komag, Incorporated 2002 Employee Stock Purchase Plan.***

*	Previously filed on June 7, 2002.

**	Previously filed on June 10, 2002.

***	Previously filed on August 27, 2002.

      (b)     Financial Statement Schedules

Schedule	Page

Valuation and Qualifying Accounts	II-9

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes that:

      (a)     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d)          Komag, Incorporated shall file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (the “TIA”) in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the TIA.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on October 3, 2002.

KOMAG INCORPORATED

By:	/s/ THIAN HOO TAN

Name: Thian Hoo Tan
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

		Title	Date
Signature

/s/ THIAN HOO TAN Thian Hoo Tan		Chairman and Chief Executive Officer (Principal Executive Officer)	October 3, 2002

/s/ KATHLEEN A. BAYLESS Kathleen A. Bayless		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 3, 2002

* Chris A. Eyre		Director	October 3, 2002

* Neil S. Subin		Director	October 3, 2002

* Kenneth Swim		Director	October 3, 2002

* David G. Takata		Director	October 3, 2002

* Harry G. Van Wickle		Director	October 3, 2002

* Raymond H. Wechsler		Director	October 3, 2002

* Michael Lee Workman		Director	October 3, 2002

* Paul Brahe		Director	October 3, 2002

*By:	/s/ THIAN HOO TAN Thian Hoo Tan Attorney-in-Fact

FINANCIAL STATEMENT SCHEDULE

KOMAG, INCORPORATED

Schedule II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C	Column D		Column F		Column F

		Additions Charged
	Balance at	to Costs and					Balance at End
Description	Beginning of Period	Expenses	Other		Deductions		of Period

Year ended January 2, 2000	$2,165	$(404)	$—		$—		$1,761
Allowance for doubtful accounts	682	3,105 (1)	—		3,368	(2)	419

Allowance for sales returns	$2,847	$2,701	$—		$3,368		$2,180

Year ended December 31, 2000
Allowance for doubtful accounts	$1,761	$55	$2,123	(3)	$—		$3,939
Allowance for sales returns	419	5,741 (1)	485	(3)	5,236	(2)	1,409

	$2,180	$5,796	$2,608		$5,236		$5,348

Year ended December 30, 2001
Allowance for doubtful accounts	$3,939	$(473)	$—		$1,829		$1,637
Allowance for sales returns	1,409	3,039 (1)	—		3,492	(2)	956

	$5,348	$2,566	$—		$5,321		$2,593

(1)	Additions to the allowance for sales returns are netted against sales.
(2)	Actual sales returns of subsequently scrapped product were charged against the allowance for sales returns. Actual sales returns of product that were subsequently tested and shipped to another customer were netted directly against sales.
(3)	Adjustment to reflect addition of HMT balance related to merger.

S-1

EXHIBIT INDEX

Exhibit
Number

2.1	Komag Incorporated’s Further Modified First Amended Plan of Reorganization, dated May 7, 2002 (incorporated by reference from Exhibit 2.1 filed with the Company’s Form 8-K filed on July 11, 2002).
2.2	Findings of Fact, Conclusions of Law and Order, dated May 9, 2002, Confirming Further Modified First Amended Plan of Reorganization of Komag, Incorporated, dated May 7, 2002 (incorporated by reference from Exhibit 2.2 filed with the Company’s Form 8-K filed on July 11, 2002).
3.1	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference from Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
3.2	Bylaws of Komag, Incorporated (incorporated by reference from Exhibit 3.2 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.1	Form of Stock Certificate for Common Stock (incorporated by reference from Exhibit 4.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.2	Registration Rights Agreement between Komag, Incorporated and certain holders of common stock and Senior Secured Notes due 2007, (incorporated by reference from Exhibit 4.2 filed with the Company’s Form 10-Q filed on August 13, 2002), as amended by Amendment No. 1 thereto dated October 1, 2002.
4.3	Form of Warrant (incorporated by reference from Exhibit 4.3 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.4	Loan and Security Agreement between Komag, Incorporated, the lenders named therein, Foothill Capital Corporation as arranger and administrative agent and Ableco Finance LLC as collateral agent (incorporated by reference from Exhibit 4.4 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.5	Indenture, dated June 30, 2002, governing the Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.5 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.6	Form of Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.6 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.7	Indenture, dated June 31, 2002, governing the Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.7 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.8	Form of Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.8 filed with the Company’s Form 10-Q filed on August 13, 2002).
5.1	Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.***
10.1.1	Lease Agreement dated May 2, 1989 by and between Stony Point Associates I and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.6 filed with the Company’s report on Form 10-K for the year ended December 31, 1989).
10.1.2	Lease Agreement (B10) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.11 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.3	Lease Agreement (B11) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.12 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.4	Sublease Agreement (B11) dated January 10, 2000, between Komag, Incorporated and 2Wire, Inc. (incorporated by reference from Exhibit 10.1.15 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.1.5	Second Amendment to Lease dated March 16, 1999 by and between Northern Trust Bank of California N.A. and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.16 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).

Exhibit
Number

10.2	Form of Indemnification Agreement.***
10.3	Asset Purchase Agreement between the Company and Western Digital Corporation dated April 8, 1999 (incorporated by reference from Exhibit 10.1.13 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.1	Volume Purchase Agreement dated as of April 8, 1999 by and between the Company and Western Digital Corporation (incorporated by reference from Exhibit 10.1.14 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.2	Stock Purchase and Contribution Agreement By and Among Chahaya Optronics, Inc., The Investors Named Therein and Komag, Incorporated (incorporated by reference from Exhibit 10.3.17 filed with the company’s report on Form 10-K for the year ended December 31, 2000).
10.3.3	Amendment Number 1 to Volume Purchase Agreement with Western Digital Corporation dated October 5, 2001 (incorporated by reference from Exhibit 10.1 filed with the company’s report on Form 10-Q for the quarter ended September 30, 2001).
10.4.1	2002 Qualified Stock Option Plan and forms of agreement thereunder.***
10.4.2	Komag, Incorporated 2002 Deferred Compensation Plan.***
10.4.3	Komag, Incorporated Retention Bonus Plan.***
10.5	Letter dated February 10, 1992 from the Malaysian Industrial Development Authority addressed to Komag, Incorporated approving the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.28 filed with the Company’s report on Form 10-K for the year ended January 3, 1993).
10.6.1	Form of Executive Retention Agreement.***
12.1	Statement re: Computation of Earnings to Fixed Charges Ratio.***
16	Letter regarding change in certifying accountants from Ernst & Young LLP dated November 26, 2001 (incorporated by reference from Exhibit 16 filed with the Company’s report on Form 8-K filed on November 26, 2001).
21	Subsidiaries of Komag, Incorporated as of August 26, 2002.***
23.1	Consent of KPMG, LLP.***
23.2	Consent of Ernst & Young, LLP.***
23.3	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).
25.1	Form T-3 covering the Senior Secured Notes due 2007 Indenture.*
25.2	Form T-3 covering the Junior Secured Notes due 2007 Indenture.**
99.1	Certification of Chief Executive Officer and Chief Financial Officer (incorporated by reference from Exhibit 99.1 to our report on Form 10-Q for the quarter ended June 30, 2002).
99.2	Form of Komag, Incorporated 2002 Employee Stock Purchase Plan.***

*	Previously filed on June 7, 2002.

**	Previously filed on June 10, 2002.

***	Previously filed on August 27, 2002.